

2019 Notice of Annual Meeting and Proxy Statement

Guide to GE's Proxy Statement

Significant Information in this Section

Also see "Acronyms Used" on page 67 for a guide to the acronyms used throughout this proxy statement.

Why are we sending you these materials?
On behalf of our Board of Directors, we are making these materials available to you (beginning on March 20, 2019) in connection with GE's solicitation of proxies for our 2019 annual meeting of shareowners.

What do we need from you?
Please read these materials and submit your vote and proxy by telephone, mobile device, the Internet, or, if you received your materials by mail, you can also complete and return your proxy card or voting instruction form.

Where can you find more information?
Check out our annual report, and be sure not to miss the important supplemental information posted on our proxy website.

www.ge.com/proxy
www.ge.com/annualreport



GENERAL ELECTRIC COMPANY EXECUTIVE OFFICES
41 Farnsworth Street, Boston, MA 02210

Proxy Overview

This overview highlights information contained elsewhere in the proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

Dear Shareowners,

It is a privilege to serve as your lead director during this important time for GE. I want to share with you some of the major governance actions that the Board has taken in the last year.

CEO SUCCESSION

Choosing the right leadership for GE is the Board's most important responsibility. We made a CEO change in September 2018 to improve the speed and execution of our strategic plan, to strengthen the balance sheet and improve performance. This was a Board-driven process and the company faced a unique situation, particularly since there had just been a CEO transition in 2017.

In Larry Culp, we had a highly experienced and accomplished CEO who had already been an engaged member of the Board since April 2018. His prior track record as CEO at Danaher, with deep operational focus and a rigorous approach to capital allocation, speaks for itself. We discussed several alternatives leading to the CEO transition, but Larry was clearly and unanimously viewed as the best choice. Larry already had a clear understanding of the company's strategy and where it should be headed, and we were confident he would hit the ground running on day one.

Larry understands the challenges GE faces. He also knows that despite his excellent track record, he needs to prove himself everyday—to us, our shareowners and our employees.

GE'S STRATEGY

The Board was highly engaged in the review that culminated in the announcement of GE's new strategic plan in June 2018. The Board continues to believe that empowering the businesses, reducing the emphasis on Corporate and focusing on a narrower set of businesses is the right path for the company and its shareowners. While this plan entails a significant amount of transition, particularly for GE's employees, we believe it is key to unlocking value for shareowners and laying the foundation for a stronger GE going forward.

A central pillar of this plan is reducing the company's outstanding debt, and this continues to be an area of focus for the Board. We recently completed the merger of GE's Transportation business with Wabtec, we're exiting our interest in Baker Hughes, a GE company, and we recently announced an agreement to sell GE's BioPharma business to Danaher for $21 billion. These are important milestones. We are also engaged in improving the company's performance, particularly in Power, and on simplifying the company across multiple dimensions.

COMPENSATION AND TALENT

Last year the Board made several changes to GE's compensation plans with the objective of driving better performance, rewarding and retaining top talent, and better aligning incentives for executives with shareowners. For 2018, the bonus pool was redesigned to make payouts for business executives based on business unit performance, rather than overall company results. This was reflected in the bonuses paid to our Aviation and Healthcare teams, who exceeded expectations this past year. Smaller or no bonuses were paid to businesses that fell short of expectations. We have also shifted pay for our top executives to be increasingly weighted towards equity, rather than cash, to drive alignment with shareowners.

As GE works through a period of significant transition, we recognize the importance of ensuring that management has the right mix of new, outside views and experienced leaders who know the company well. In the last year, in addition to Larry, GE brought in a new general counsel, controller, and head of investor relations from outside the company, as well as several outside hires within the businesses. In February, GE also brought in a new head of human resources, who we expect to help reenergize our focus on talent and human capital management.

BOARD DEVELOPMENTS

In 2018, GE significantly reduced the size of its Board to twelve directors—a size we expect to target going forward. In addition to three new directors last year (including Larry and me), there are two new nominees on our slate of ten directors this year—Paula Rosput Reynolds and Cathie Lesjak. Paula has executive experience in the power and insurance industries, while Cathie brings strong experience in finance, accounting and operations from her career in the technology industry. Our two longest tenured directors, Jim Mulva and Geoff Beattie, are retiring from the GE board this year. We will continue to look for new directors who have relevant domain expertise and skill sets that tie to GE's long-term strategy.

The Board has also taken action based on investor feedback on several important issues. We announced in December that we would open up the tender for the company's independent auditor. We implemented a new approach to risk focused on the most critical strategic risks facing the company. And we have brought in new advisors to provide the Board with fresh perspectives on important strategic, financial and legal issues.

My fellow directors and I remain committed to continuing the progress we've made toward creating a stronger, simpler, more focused company, for you and all of GE's stakeholders. Thank you for your support.

Thomas W. Horton
Lead Director

Annual Meeting





You are invited to attend GE's 2019 annual meeting. This page contains important information about the meeting, including how you can make sure your views are represented by voting today. Be sure to also check out our annual report at the website below.

Cordially,
Mike Holston, Secretary

LOGISTICS

DATE AND TIME:
May 8, 2019 at 10:00 a.m. Eastern Time

WEBCAST:
www.ge.com/investor-relations

LOCATION:
Westchester Marriott
670 White Plains Rd.
Tarrytown, NY 10591

ATTENDING IN PERSON:
You must be a GE shareowner as of the record date, and you must bring your admission card & photo ID. Follow the instructions on page 66 or on our proxy website



Check out our annual report
www.ge.com/annualreport

AGENDA

		Board Recommendation	Read More
1	**Elect the 10 directors named in the proxy for the coming year**	✓ **FOR** each director nominee	Page 12
2	**Approve our named executives' compensation in an advisory vote**	✓ **FOR**	Page 30
3	**Amend the Certificate of Incorporation to reduce the minimum number of directors for our Board from ten to seven**	✓ **FOR**	Page 56
4	**Ratification of the selection of KPMG as independent auditor for 2019**	✓ **FOR**	Page 57
5	**Vote on shareowner proposals included in the proxy, if properly presented at the meeting**	✗ **AGAINST** each proposal	Page 60

Shareowners also will transact any other business that properly comes before the meeting

HOW YOU CAN VOTE

Do you hold shares directly with GE or in the Retirement Savings Plan (RSP)?

🖥 Use the Internet at
www.proxypush.com/GE

☎ Call toll-free (US/Canada)
1-866-883-3382

✉ Mail your signed proxy form

Do you hold shares through a bank or broker?

🖥 Use the Internet at
www.proxyvote.com

☎ Call toll-free (US/Canada)
1-800-454-VOTE (8683)

✉ Mail your signed voting instruction form

VOTING Q&A

Who can vote?
Shareowners as of our record date, March 11, 2019

How many shares are entitled to vote?
8.7 billion common shares (preferred shares are not entitled to vote)

How many votes do I get?
One vote on each proposal for each share you held as of the record date (see first question above)

Do you have an independent inspector of elections?
Yes, you can reach them at IVS Associates, 1000 N. West St., Ste. 1200, Wilmington, DE 19801

Can I change my vote?
Yes, by voting in person at the meeting, delivering a new proxy or notifying IVS Associates in writing. But, if you hold shares through a broker, you will need to contact them

Is my vote confidential?
Yes, only IVS Associates & certain GE employees/agents have access to individual shareowner voting records

How many votes are needed to approve a proposal?
Generally majority of votes cast, with abstentions & broker non-votes generally not being counted & having no effect; for the management proposal to amend the Certificate of Incorporation, majority of shares outstanding, with abstentions & broker non-votes having the same effect as a vote AGAINST

Where can I find out more information?
See "Voting and Meeting Information" on page 64

Board Composition & Refreshment

Your vote is needed on Director Elections:
Election of the 10 nominees named in the proxy for the coming year

 **YOUR BOARD RECOMMENDS A VOTE FOR EACH NOMINEE**

Board Balance

SIGNIFICANT BOARD REFRESHMENT SINCE 2017 ANNUAL MEETING



Annual Board Evaluation **+** Retirement Age **+** Term Limits

Joining the Board Since the 2017 Annual Meeting

2017: Flannery, Garden
2018: Culp, Horton, Seidman, Reynolds
2019: Lesjak

7 new directors over last 2 years



15 retired directors

Retiring from Board

2017: Immelt, Lane, McAdam
2018: Dekkers, Henry, Hockfield, Jung, Lazarus, Mollenkopf, Rohr, Schapiro, Flannery, Brennan
2019: Beattie, Mulva

TENURE

2.5 years average tenure


Newer (<3 years): 7
Medium-tenured (3-6 years): 1
Experienced (>6 years): 2

Our Board term limit is 15 years

INDEPENDENCE

Our Board is **90%** independent


Independent: 9
Not Independent: 1

All director nominees except our CEO are independent, and meet heightened independence standards for our audit, compensation and governance committees

AGE

Median age is 57


<60 years: 6
60-70 years: 4
>70 years: 0

Our Board age limit is 75 years

DIVERSITY OF GENDER AND BACKGROUND

Our policy is to build a cognitively diverse board representing a range of backgrounds


Female: 4 (40%)
Ethnically diverse: 2 (20%)
Born outside U.S.: 3 (30%)

The Board is committed to building upon its diversity in connection with future refreshment opportunities and to interviewing female and ethnically diverse candidates for all vacancies

Board Effectiveness

BOARD SIZE

Significantly reduced size in 2018 to enhance dialogue and promote accountability



10 director nominees

Board Accountability

- ✓ Annual director elections with majority voting standard
- ✓ Proxy access on market terms at 3%, 3 years, 20% of Board, up to 20 shareowners can aggregate

BOARD SKILLS AND EXPERIENCE

Our policy is to create an experienced board with expertise in areas relevant to GE


80% INDUSTRY & OPERATIONS
8/10 directors


30% TECHNOLOGY
3/10 directors


90% FINANCE & ACCOUNTING
9/10 directors


50% INVESTOR
5/10 directors


80% RISK MANAGEMENT
8/10 directors


20% GOVERNMENT & REGULATORY
2/10 directors


70% GLOBAL
7/10 directors

Board Nominees

The Board recommends a vote for the 10 director nominees set forth below. The committee memberships indicate the composition of the committees of the Board as of the date of this proxy (other than retiring directors). For information on anticipated committee composition following the annual meeting, see "Board Committees" on page 21.

The Board is nominating two new directors on the 2019 slate: **Catherine Lesjak** and **Paula Rosput Reynolds**. Ms. Lesjak recently retired as the longtime CFO for technology leader HP, and she also has director experience in the renewable energy industry. Ms. Reynolds has executive experience in the power and insurance industries, and has served as a director in the aviation, oil and gas and several other industries.

Name & Primary Occupation	Age	Director since	Other Public Company Boards	Industry & Operations	Finance & Accounting	Investor	Technology	Risk Management	Government & Regulatory	Global	Diversity	A	C	F	G
Sébastien Bazin — Chair & CEO, AccorHotels	57	2016	AccorHotels, Huazhu Group	⚒	$	▲		⚠		🌐				●	●
H. Lawrence Culp, Jr. — Chair & CEO, General Electric	55	2018		⚒	$	▲		⚠		🌐					
Francisco D'Souza — CEO* and Vice Chairman, Cognizant Technology Solutions	50	2013	Cognizant	⚒	$		💻			🌐	♦		●		●
Edward Garden — Chief Investment Officer & Co-Founder, Trian Fund Management	57	2017	Bank of New York Mellon		$	▲		⚠					●	●	
Thomas Horton — Senior Advisor, Warburg Pincus & Former Chairman & CEO, American Airlines	57	2018	Qualcomm, Walmart	⚒	$	▲				🌐			◉		●
Risa Lavizzo-Mourey — Professor, University of Pennsylvania & Former President & CEO, Robert Wood Johnson Foundation	64	2017	Hess, Intel	⚒				⚠	🏛		♦		●		◉
Catherine Lesjak — Former CFO, HP	60	2019 NEW	SunPower	⚒	$		💻	⚠		🌐	♦				
Paula Rosput Reynolds — CEO, PreferWest	62	2018 NEW	BAE Systems, BP, CBRE Group and TransCanada Pipelines	⚒	$			⚠		🌐	♦	■			
Leslie Seidman — Former Chair, Financial Accounting Standards Board	56	2018	Moody's		$		💻	⚠	🏛		♦	■		●	
James Tisch — President & CEO, Loews	66	2010	Loews and its consolidated subsidiaries	⚒	$	▲		⚠		🌐				●	●

Primary Qualifications and Attributes

GE Committees

INDEPENDENCE

All director nominees other than the CEO are independent

ATTENDANCE

All director nominees attended at least 75% of the meetings of the Board and committees on which they served in 2018

QUALIFICATIONS AND ATTRIBUTES

⚒ Industry & Operations
$ Finance & Accounting
▲ Investor
💻 Technology

⚠ Risk Management
🏛 Government & Regulatory
🌐 Global
♦ Diversity

A Audit Committee
C Compensation Committee
F Finance Committee
G Governance Committee
● Member
◉ Chair
■ Financial Expert & Member

* Mr. D'Souza will be stepping down as the CEO of Cognizant in April 2019, but will remain on its board as Vice Chairman.

Board & Committees

CHANGES TO OUR BOARD

- ✓ Appointed a new Chairman and CEO, Larry Culp, in September 2018, upon the resignation of John Flannery from the Board. Mr. Culp had previously been appointed as lead director in June 2018, and was succeeded by Tom Horton in the role.

- ✓ Added four new directors during the year: Larry Culp, Tom Horton, Paula Rosput Reynolds and Leslie Seidman. Added Cathie Lesjak as a new director in March 2019.

- ✓ Reduced number of regularly scheduled Board meetings beginning in 2019 from 8 to 6 times per year to permit senior leadership to focus on management, while still holding regular Board calls every few weeks.

Full Board



Chair
Larry Culp



Lead Director
Tom Horton

Board Rhythm

6/year
Regular meetings

1/year
Strategy session

1/year
Board self-evaluation

2018 MEETINGS
15, including 4 meetings of the independent directors

2+/year
Business visits for each director

1+/year
Governance & investor feedback reviews

Calls
Regularly scheduled between meetings

Recent Focus Areas

- Leadership transitions, particularly for the CEO
- Reviewing GE's portfolio and future strategy
- Capital structure and liquidity, particularly reducing leverage and de-risking the balance sheet
- Business performance reviews, particularly in Power

- GE Capital and Insurance
- Sale of BioPharma business
- Separation of Transportation, Baker Hughes, a GE company (BHGE), Healthcare and other business units
- Cybersecurity

Committees Prior to the Annual Meeting

Below is an overview of our committees as of the date of this proxy and their key oversight and focus areas. Mr. Beattie and Mr. Mulva, who are our two longest tenured directors, will be retiring from the Board at the time of the annual meeting. We anticipate that Ms. Seidman will Chair the Audit Committee after the annual meeting and that Ms. Lesjak will join the committee at its next meeting. The Board has decided to dissolve the Finance and Capital Allocation Committee at the time of the annual meeting and to reallocate its responsibilities to the full Board and Audit Committee. For more information, see "Board Committees" on page 21.

Audit



Chair: Geoff Beattie
Members: Jim Mulva, Paula Rosput Reynolds & Leslie Seidman

Oversight and Focus Areas

- Financial reporting
- Independent auditor
- Goodwill recoverability
- Insurance
- Internal audit
- Accounting policies
- Compliance
- Significant litigation and investigations

Finance & Capital Allocation



Chair: Jim Mulva
Members: Sébastien Bazin, Ed Garden, Leslie Seidman & Jim Tisch

Oversight and Focus Areas

- Capital allocation
- Financial risk
- Investments and uses of cash
- Portfolio assessment & M&A activity
- GE Capital portfolio & risk

Governance & Public Affairs



Chair: Risa Lavizzo-Mourey
Members: Sébastien Bazin, Frank D'Souza, Tom Horton & Jim Tisch

Oversight and Focus Areas

- Director recruitment
- GE leadership structure
- Board governance processes
- Climate change-related risk
- Political & lobbying strategy
- Environmental, social & governance issues (including human rights & supply chain practices)

Management Development & Compensation



Chair: Tom Horton
Members: Geoff Beattie, Frank D'Souza, Ed Garden & Risa Lavizzo-Mourey

Oversight and Focus Areas

- CEO and management succession
- Talent recruitment and retention
- CEO and senior executive performance evaluations & compensation
- Incentive compensation programs

Compensation

Your vote is needed on Management Proposal #1:
Advisory approval of our named executives' compensation for 2018

 **YOUR BOARD RECOMMENDS
A VOTE FOR THIS PROPOSAL**

EXECUTIVE COMPENSATION HAS EVOLVED TO PROVIDE A CLOSER CONNECTION BETWEEN PAY, PERFORMANCE AND ACCOUNTABILITY

✓ A greater percentage of our leadership team's compensation is paid in equity, rather than cash, compared to prior years.

✓ We have reduced the number of goals in our compensation programs to focus our executives on our top priorities. Our annual bonuses focus on two goals — an earnings metric and a cash metric. Our 3-year PSUs granted in 2018 focused on relative TSR, due to the ongoing portfolio changes.

✓ Our bonus program is focused on business performance. Bonuses are funded for each business (e.g., Power, Aviation) based solely on the business's performance, rather than being based on company performance. Corporate bonus performance metrics continue to be based on company-wide results.

Compensation Profile

2018 COMPENSATION FRAMEWORK: PRIMARY ELEMENTS

	Salary	Bonus	PSUs	Options	RSUs	LTPAs
Who receives	All named executives				All named executives except CEO	
When granted	Reviewed every 24 months	Annually in February or March for prior year	Generally annually in the first quarter of each year			
Form of delivery	Cash		Equity			
Type of performance	Short-term emphasis		Long-term emphasis			LTPA program terminated in 2018

No payout for final performance period (2016-2018) |
| **Performance period** | Ongoing | 1 year | 3 years + 1 year additional holding period | Generally 3-year vesting period | | |
| **How payout is determined** | Committee judgment | Formulaic & committee judgment | Formulaic; committee verifies performance before payout | Formulaic; depends on stock price on exercise/vest date | | |
| **Most recent performance measures** | N/A | EPS and Free Cash Flow (Corporate execs)

Earnings and Free Cash Flow (Business execs) | GE TSR v. S&P 500 | Stock price appreciation | | |
| **What is incentivized** | Attract and retain top talent | Deliver on annual investor framework | Outperform peers | Increase stock price | Balance against excessive risk taking | |

Compensation Changes Implemented in 2018

Salary Review Cycle

- Increased for officers from 18 to 24-month intervals

Simpler Annual Bonus Plan

- Metrics focus on earnings and cash generation
- Bonus pool funding for businesses determined by business results ... promoting accountability, rewarding performance

Equity Awards

- Greater percentage of overall executive pay
- Generally shifting toward RSUs (away from options) for broader executive population, with 3-year vesting period

Long-Term Performance Awards

- Terminating cash LTPA program after conclusion of the 2016-2018 performance cycle

2018 Performance Share Units

- One metric: GE TSR v. S&P 500

Threshold	Target	Maximum
35th percentile	55th percentile	80th percentile
Earn 25%	Earn 100%	Earn 175%

- 3-year performance period
- Use of relative metric promotes flexibility in ongoing portfolio review
- One-year mandatory hold post-vesting

2018 Performance Award Results

2018 ANNUAL BONUSES (CASH)

(in $ millions, other than per share amounts)	Bonus Pool Performance Metrics	Actual	Threshold (50%)	Target (100%)	Maximum (150%)	Weighting	Result	Bonus Pool Funding
GE Corporate (Culp, Miller, Flannery and Holston)	**Earnings Per Share***	$0.65	$1.00	$1.04	$1.07	50%	Missed	**0% (Adjusted upwards)**
	Free Cash Flow*	$4,515	$6,000	$6,400	$7,000	50%	Missed	
Aviation (Joyce)	**Earnings***	$6,163	$6,010	$6,130	$6,250	50%	Above Target	**138%**
	Free Cash Flow*	$4,230	$2,705	$2,905	$3,130	50%	Above Maximum	
Healthcare (Murphy)	**Earnings***	$3,451	$3,220	$3,320	$3,420	50%	Above Maximum	**150%**
	Free Cash Flow*	$3,018	$2,360	$2,535	$2,685	50%	Above Maximum	

- Committee discretion applied to grant bonuses to continuing executives
- No bonus for former CEO
- Above target bonus for Joyce, in line with Aviation results
- Maximum bonus for Murphy, in line with Healthcare results

2016 PERFORMANCE SHARE UNITS (EQUITY)

PERFORMANCE GOAL	Performance Period	Weighting	Actual	Threshold	Target	Percent Payout
Total cash generation*	2016–2018	50%	$57 billion	$70 billion	$85 billion	0%
Adjusted GE Industrial profit margin*	2018	50%	9%	15%	16%	0%
Relative TSR	2016–2018	+/- 25% adjustment				

- No payout for 2016 PSUs due to failure to meet targets

2016-2018 LONG-TERM PERFORMANCE AWARDS (CASH)

PERFORMANCE GOAL	Performance Period	Weighting	Actual	Threshold	Target	Maximum	Percent Payout
Industrial Operating + Verticals EPS**	2016–2018	20%	<$5.05	$5.05	$5.35	$5.55	0%
Total cash generation*	2016–2018	20%	$57 billion	$70 billion	$85 billion	$97 billion	0%
Adjusted GE Industrial profit margin*	2018	20%	9%	15%	16%	17%	0%
Industrial ROTC*	2018	20%	(19%)	16%	16%	18%	0%
Cash returned to investors*	2016–2018	20%	$47 billion	$55 billion	$62 billion	$67 billion	0%

- No payout for 2016-2018 LTPAs due to failure to meet targets

See “How Our Incentive Compensation Plans Paid Out for 2018” on page 32 for more information on how these plans work. Metrics denoted with a * are non-GAAP financial measures. For information on how we calculate the performance metrics, see “Explanation of Non-GAAP Financial Measures and Performance Metrics” on page 52.

** The company no longer reports Industrial Operating + Verticals EPS.

Compensation Decisions

2018 COMPENSATION FOR NEOs

- New hire equity PSU grant for Mr. Culp completely performance based (see right)
- New hire equity grants and hiring bonus for Mr. Holston
- Other than new hires and promotions, salary increases limited to 24-month cyclical increases
- Bonus at target for partial-year service for Mr. Culp, based upon Compensation Committee discretion
- Bonuses for Ms. Miller below target (80%) and Mr. Holston at full year target, based upon Compensation Committee discretion
- No bonus for former CEO Flannery based on performance metrics
- Bonus paid above target for Mr. Joyce and Mr. Murphy based on exceeding performance goals for the Aviation and Healthcare businesses, respectively
- 2016 PSUs cancelled due to failure to meet performance goals
- 2016-2018 LTPAs cancelled due to failure to meet performance goals

2018 NEW CEO COMPENSATION

Base Salary

$2.5 million, effective upon his employment ($625,000 paid in 2018)
- Salary based on prior CEO experience, track record in company transformation; inducement out of retirement

Annual Bonus

$3.75 million annual target ($937,500 paid for 2018, at 100%)
- Target bonus 150% of salary; consistent with prior CEO bonus targets

Inducement PSUs

$13.7 million grant date fair value

Based on stock price appreciation over 4-year period

- Equity inducement award reflects greater emphasis on equity for CEO role and reward for improving stock price
  - PSUs equal to a number of GE shares ranging from 2.5 million to 7.5 million shares, based on GE stock price appreciation
  - Performance period of October 1, 2018 to September 30, 2022
  - No payout for stock price appreciation less than 50%
- Beginning in 2019, equity award will consist of $15 million in PSUs

2018 SUMMARY COMPENSATION

Name & Principal Position	Year	Salary	Bonus	PSUs & RSUs	Stock Options	LTPAs	Pension & Deferred Comp.	All Other Comp.	SEC Total
Larry Culp* Chairman & CEO	2018	$ 625,000	$ 937,500	$13,740,000	N/A	$0	$ 86,662	$ 9,665	$15,398,827
Jamie Miller* SVP & CFO	2018	$1,450,000	$1,160,000	$ 4,334,060	N/A	$0	$ 0	$ 457,618	$ 7,401,678
	2017	$1,335,417	$ 0	$ 1,810,930	$ 519,000	$0	$1,154,778	$ 237,736	$ 5,057,861
John Flannery* Former Chairman & CEO	2018	$1,500,000	$ 0	$13,800,104**	N/A	$0	$ 62,127	$1,281,059	$16,643,290
	2017	$1,737,500	$ 0	N/A	$2,076,000	$0	$3,255,222	$1,931,881	$ 9,000,603
Michael Holston* SVP & General Counsel	2018	$1,095,000	$3,000,000	$ 6,731,334	$2,400,000	$0	$ 224,393	$ 64,989	$13,515,716
David Joyce Vice Chair & CEO Aviation	2018	$1,550,000	$2,415,000	$ 3,382,585	N/A	$0	$ 0	$ 175,146	$ 7,522,731
	2017	$1,450,000	$1,385,000	$ 695,240	$ 692,000	$0	$ 673,996	$ 264,930	$ 5,161,166
	2016	$1,333,333	$1,524,000	$ 6,212,431	$ 750,000	$0	$2,523,853	$ 239,240	$12,582,857
Kieran Murphy*† SVP & CEO Healthcare	2018	$1,135,814	$1,703,721	$ 2,608,677	$1,670,000	$0	$ 118,580	$ 53,373	$ 7,290,165

* Under applicable SEC rules, we have excluded Mr. Murphy's compensation for 2016 and 2017 and Ms. Miller and Mr. Flannery's compensation for 2016 as they were not named executives during those years. Mr. Culp and Mr. Holston were first employed by the company in 2018.

** For Mr. Flannery, PSU amounts include $11.5 million attributable to the grant date fair value of his 2018 PSU awards, most of which were cancelled upon his separation. The value of the PSU awards for which he remained eligible, as of the date of his separation agreement, was $2.3 million.

† For Mr. Murphy, all cash amounts (including salary and bonus) were originally paid in British pounds and converted for purposes of this presentation at an exchange rate of $1.3363 per £1.00, the 2018 average noon buying rate certified for custom purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

Reduce Minimum Number of Directors

Your vote is needed on Management Proposal #2:
Approve an amendment to the company's Certificate of Incorporation to reduce the minimum required number of directors for our Board from ten to seven.

 **YOUR BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL**

REDUCING THE MINIMUM REQUIRED NUMBER OF DIRECTORS UNDER GE'S CERTIFICATE OF INCORPORATION FROM TEN TO SEVEN DIRECTORS

- Consistent with the Board's decision in 2017 to reduce the size of the Board to a lower number of directors, the Board recommends also amending the Certificate of Incorporation to reflect this objective
- The Board expects to continue to target a size of approximately 12 directors
- Lowering the minimum required number of directors to seven will assure that the Board continues to have a sufficient number of directors to provide strategic oversight, while ensuring that the company remains in compliance with its Certificate of Incorporation, particularly during times of transition

Audit

Your vote is needed on Management Proposal #3:

Ratification of our selection of KPMG as independent auditor for 2019.

See "Audit" on page 57 for more information.



YOUR BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL

AUDIT COMMITTEE RESPONSE TO 2018 RATIFICATION VOTE

Actions the Audit Committee has overseen and directed since the 2018 ratification vote have included:

1 **PRIORITIZING DISCUSSION OF ALTERNATIVES AT COMMITTEE MEETINGS.** The Audit Committee considered a variety of potential actions, including an audit tender process, audit partner rotations and an audit firm rotation, at meetings throughout the past year.

2 **ENGAGING WITH GE SHAREOWNER BASE.** Shareowners expressed a full range of views about the continued engagement of KPMG as our independent auditor, which the Audit Committee has considered. Our lead director also participated directly in two of the meetings.

3 **ADOPTING NEW PROCEDURES TO SUPPORT READINESS FOR POTENTIAL AUDITOR ROTATION.** The procedures require pre-approval for certain types of non-audit engagements with audit firms (other than KPMG) that would need to establish independence to serve as GE's independent auditor in the future.

4 **BALANCING POTENTIAL BENEFITS OF AUDITOR ROTATION WITH TIMING CONSIDERATIONS.** The Audit Committee believes that there are significant benefits in terms of audit quality, the efficient use of resources and our timely execution of planned portfolio actions from retaining an audit firm that knows the company well during this time of transition.

5 **PLANNING TO MOVE FORWARD WITH AUDIT TENDER PROCESS.** The Audit Committee is preparing for a formal tender process following completion of the 2019 audit. The ultimate timing will be based on progress toward completing portfolio actions and circumstances at the time.

IN ENGAGING KPMG FOR 2019, WE ALSO CONSIDERED:

KPMG PERFORMANCE, AUDIT QUALITY, RISKS AND FEES:

- **KPMG's performance on GE audit**, including results of internal, worldwide survey
- **KPMG's capability & expertise** in handling the breadth and complexity of our worldwide operations
- **External data on audit quality & performance**, including the number of audit restatements compared to other Big 4 firms
- **KPMG's known legal and regulatory risks**, including an interview with KPMG's chairman and discussion of current PCAOB oversight matters
- **Appropriateness of KPMG's fees** on an absolute basis and relative to peer firms

KPMG'S INDEPENDENCE, INCLUDING THE FOLLOWING CONTROLS:

- **Thorough Audit Committee oversight** ... regular private meetings with KPMG, committee evaluation of lead audit partner performance
- **Rigorous limits on non-audit services** ... Audit Committee pre-approval required, certain types of services prohibited
- **Strong internal KPMG independence processes** ... internal quality reviews, large number of KPMG partners (~400)
- **Robust regulatory framework** ... KPMG subject to PCAOB inspections, Big 4 peer reviews and PCAOB/SEC oversight

KPMG FEES

(in millions)	Audit[1]	Audit-related[2]	Tax[3]	All Other	Total
2018	$92.2	$40.3	$0.8	$0.0	$133.3
2017	$95.8	$45.4	$1.7	$0.0	$142.9

[1] Audit and review of financial statements for GE and BHGE 10-Ks/10-Qs, internal control over financial reporting audit, statutory audits; year-over-year decrease primarily driven by lower expense in 2018 associated with carve-out audits, although carve-out audit expenses remained high in 2018 relative to historical baseline.

[2] Assurance services, M&A due diligence and audit services; year-over-year decrease primarily driven by lower costs for carve-out audits in 2018, which included GE Healthcare ($16.0 million) and GE Transportation ($8.6 million), compared to the costs for carve-out audits in 2017, which included GE Oil & Gas ($30.0 million), the Water business ($4.3 million), and Industrial Solutions ($8.1 million).

[3] Tax compliance and tax advice/planning.

FEES INCLUDE:

- **Two public company audits** (GE and BHGE)
- **Significant expense for carve-out audits driven by portfolio actions**, including audits for GE Healthcare, GE Transportation and other businesses

1,400+
statutory audits globally

~400
partners

2019 Shareowner Proposals

Your vote is needed on two proposals



YOUR BOARD RECOMMENDS A VOTE AGAINST THESE PROPOSALS

See page 60 for further information

Governance

Election of Directors

What are you voting on?

At the 2019 annual meeting, ten directors are to be elected to hold office until the 2020 annual meeting and until their successors have been elected and qualified.

All nominees are current GE Board members who were elected by shareowners at the 2018 annual meeting except for Paula Rosput Reynolds, who was appointed to the Board in December 2018, and Catherine Lesjak, who was appointed to the Board in March 2019.

 **YOUR BOARD RECOMMENDS A VOTE FOR EACH NOMINEE**

Sébastien Bazin



DIRECTOR SINCE: 2016
AGE: 57
BIRTHPLACE: FRANCE
INDEPENDENT

Qualifications Acquired

Chairman and CEO, AccorHotels, a global hotel company, Paris, France (since 2013)	

PRIOR BUSINESS EXPERIENCE
- CEO, Europe Colony Capital, a private investment firm (1997–2013)
- Group Managing Director, CEO and General Manager, Immobilière Hôtelière (1992–1997)
- Began career in 1985 in U.S. finance sector, becoming Vice President, M&A, PaineWebber





CURRENT PUBLIC COMPANY BOARDS
- General Electric
- AccorHotels
- Huazhu Group (formerly known as China Lodging Group)*

PAST PUBLIC COMPANY BOARDS
- Vice Chairman, Carrefour, a multinational French retailer

OTHER POSITIONS
- Vice Chairman, Supervisory Board, Gustave Roussy Foundation, cancer research funding
- Chairman, Théâtre du Châtelet

EDUCATION
- Sorbonne University
- MA (Economics), Sorbonne University

* Directorship held in his capacity as CEO of AccorHotels. See "Limits on Director Service on Other Public Boards" on page 25 for more information.

H. Lawrence Culp, Jr.



DIRECTOR SINCE: 2018
AGE: 55
BIRTHPLACE: UNITED STATES

Qualifications Acquired

Chairman and CEO, General Electric, Boston, MA (since September 2018)	

PRIOR BUSINESS EXPERIENCE
- Senior Advisor, Bain Capital Private Equity, a global private equity firm (2017-2018)
- Senior Lecturer, Harvard Business School (2015-2018)
- Senior Advisor, Danaher, designer, manufacturer and marketer of industrial and consumer products (2014–2016)
- Former CEO and President, Danaher (2000–2014); joined Danaher subsidiary Veeder-Root in 1990, serving in a number of leadership positions within Danaher, including COO







CURRENT PUBLIC COMPANY BOARDS
- General Electric

PAST PUBLIC COMPANY BOARDS
- GlaxoSmithKline
- Danaher
- T. Rowe Price Group

OTHER POSITIONS
- Member and former Chairman, Board of Visitors & Governors, Washington College
- Member, Board of Trustees, Wake Forest University

EDUCATION
- Washington College
- MBA, Harvard

Qualifications:  Industry & Operations  Finance & Accounting  Investor  Technology  Risk Management  Government & Regulatory  Global

Francisco D'Souza



DIRECTOR SINCE: 2013
AGE: 50
BIRTHPLACE: KENYA
INDEPENDENT

Qualifications Acquired

CEO and Vice Chairman, Cognizant Technology Solutions Corporation, a multinational IT company, Teaneck, NJ (since 2007, retiring as CEO in April 2019)



PRIOR BUSINESS EXPERIENCE
- President, Cognizant (2007–2012)
- COO, Cognizant (2003–2006)
- Co-founded Cognizant (1994)
- Previously held various roles at Dun & Bradstreet

CURRENT PUBLIC COMPANY BOARDS
- General Electric
- Cognizant

OTHER POSITIONS
- Chairman, IT and Electronics Governors community, World Economic Forum
- Board Co-Chair, New York Hall of Science
- Trustee, Carnegie Mellon University
- International Advisory Panel Member, Banco Santander

EDUCATION
- University of Macau
- MBA, Carnegie Mellon University

Edward P. Garden



DIRECTOR SINCE: 2017
AGE: 57
BIRTHPLACE: UNITED STATES
INDEPENDENT

Qualifications Acquired



Chief Investment Officer and Founding Partner, Trian Fund Management, L.P., an investment management firm, New York, NY (since 2005)

PRIOR BUSINESS EXPERIENCE
- Vice Chairman and Director, Triarc Companies (subsequently The Wendy's Company and previously Wendy's/Arby's Group) (2004–2007) and Executive Vice President (2003–2004)
- Managing Director, Credit Suisse First Boston (1999–2003)
- Managing Director, BT Alex Brown (1994–1999)

CURRENT PUBLIC COMPANY BOARDS
- General Electric
- The Bank of New York Mellon (Chairman of Human Resources and Compensation Committee)

PAST PUBLIC COMPANY BOARDS
- The Wendy's Company
- Family Dollar Stores
- Pentair, an industrial manufacturing company

EDUCATION
- Harvard College

Thomas W. Horton



DIRECTOR SINCE: 2018
AGE: 57
BIRTHPLACE: UNITED STATES
INDEPENDENT

Qualifications Acquired



Senior Advisor, Industrials and Business Services Group, Warburg Pincus LLC, a private equity firm focused on growth investing, New York, NY (since 2015)

PRIOR BUSINESS EXPERIENCE
- Chairman, American Airlines Group, one of the largest global airlines (formed following the merger of AMR Corp and US Airways) (2013–2014)
- Chairman and CEO, American Airlines (2011–2014)
- Chairman and CEO, AMR (parent company of American Airlines) (2010–2013)
- EVP and CFO, AMR (2006–2010)
- Vice Chairman and CFO, AT&T (2002–2006)
- SVP and CFO, AMR (2000–2002); joined AMR in 1985, serving in various finance and management roles

CURRENT PUBLIC COMPANY BOARDS
- General Electric
- Qualcomm
- Walmart (lead director)

OTHER POSITIONS
- Executive Board Member, Cox School of Business, Southern Methodist University
- Board Member, National Air and Space Museum

EDUCATION
- Baylor University
- MBA, Southern Methodist University

Qualifications:  Industry & Operations  Finance & Accounting  Investor  Technology  Risk Management  Government & Regulatory  Global

Risa Lavizzo-Mourey



DIRECTOR SINCE: 2017
AGE: 64
BIRTHPLACE: UNITED STATES
INDEPENDENT





Qualifications Acquired



Professor, University of Pennsylvania, Philadelphia, PA (since 2018) and Former President and CEO, Robert Wood Johnson Foundation, Princeton, NJ (2003–2017)

PRIOR BUSINESS EXPERIENCE
- SVP, Robert Wood Johnson Foundation, largest U.S. philanthropic organization dedicated to healthcare (2001–2003)

PRIOR ACADEMIC EXPERIENCE
- Sylvan Eisman Professor of Medicine and Health Care Systems (1995–2001), Director, Institute on Aging (1994–2002), Chief of Geriatric Medicine (1986–1992), University of Pennsylvania Medical School



PRIOR GOVERNMENT EXPERIENCE
- Advisory Committee Member, President's Advisory Commission on Consumer Protection and Quality in the Health Care Industry (1997–1998)
- Deputy Administrator, Agency for Health Care Research and Quality (1992–1994)
- Co-Chair, White House Health Care Reform Task Force, Working Group on Quality of Care (1993–1994)
- Advisory Committee Member, Task Force on Aging Research (1985–1992)
- Advisory Committee Member, National Committee for Vital and Health Statistics (1988–1992)





CURRENT PUBLIC COMPANY BOARDS
- General Electric
- Hess, a global, independent energy company
- Intel, a semiconductor manufacturing company





PAST PUBLIC COMPANY BOARDS
- Genworth Financial
- Beckman Coulter



OTHER POSITIONS
- Trustee, Smithsonian Institution Board of Regents
- Board of Fellows, Harvard Medical School
- Member, National Academy of Medicine

EDUCATION
- U. of Washington & SUNY Stony Brook
- MD, Harvard Medical School
- MBA, University of Pennsylvania

Catherine Lesjak

DIRECTOR SINCE: 2019
AGE: 60
BIRTHPLACE: CANADA
INDEPENDENT

Qualifications Acquired



Former Chief Financial Officer, HP, a global technology company, and its predecessor, Hewlett-Packard, Palo Alto, CA (2007-2018)

PRIOR BUSINESS EXPERIENCE
- Interim Chief Operating Officer, HP (2018-2019)
- Interim CEO, Hewlett Packard (2010)
- Senior Vice President and Treasurer, HP (2003-2007)
- Previously served in various leadership positions within the financial organization at HP and Hewlett Packard, including as Global Controller, Software Solutions; Controller and Credit Manager for Commercial Customers; and as Manager, Financial Operations, Enterprise Marketing and Solutions (joined Hewlett Packard in 1986)



CURRENT PUBLIC COMPANY BOARDS
- General Electric
- SunPower, a vertically integrated solar power company



OTHER POSITIONS
- Board, Haas School of Business, University of California, Berkeley
- Board of Advisors, Resource Area for Teaching (RAFT), a teaching non-profit

EDUCATION
- Stanford University
- MBA, University of California, Berkeley

Paula Rosput Reynolds

DIRECTOR SINCE: 2018
AGE: 62
BIRTHPLACE: UNITED STATES
INDEPENDENT

Qualifications Acquired

President and CEO, PreferWest LLC, a business advisory firm, Seattle, WA (since 2009)

PRIOR BUSINESS EXPERIENCE
- Vice Chairman and Chief Restructuring Officer, American International Group (2008-2009)
- Chairman, President and CEO, Safeco Insurance Company of America (2005-2008)
- Chairman and CEO, AGL Resources (1998-2005)
- CEO, Duke Energy Power Services, Duke Energy (1995-1998)
- Previously served in various leadership positions at Associated Power Services, Pacific Gas Transmission Co. and Pacific Gas and Electric Company









CURRENT PUBLIC COMPANY BOARDS*
- General Electric
- CBRE Group, a commercial real estate and investment company
- BAE Systems, an aerospace and defense technology company
- BP, a global oil and gas company
- TransCanada, an energy infrastructure company







PAST PUBLIC COMPANY BOARDS
- Air Products & Chemicals
- Anadarko Petroleum
- Circuit City Stores
- Coca-Cola Enterprises
- Delta Air Lines

OTHER POSITIONS
- Trustee, Seattle Cancer Care Alliance

EDUCATION
- Wellesley College

* For discussion of Ms. Reynold's board commitments following the annual meeting, see "How We Applied to Reynolds" on page 25.

Qualifications: Industry & Operations | Finance & Accounting | Investor | Technology | Risk Management | Government & Regulatory | Global















Leslie Seidman



DIRECTOR SINCE: 2018
AGE: 56
BIRTHPLACE: UNITED STATES
INDEPENDENT

Qualifications Acquired

Former Chairman, Financial Accounting Standards Board (FASB), independent organization responsible for financial accounting and reporting standards, Norwalk, CT (2010–2013)



PRIOR BUSINESS EXPERIENCE
- Board Member, FASB (2003–2013)
- Financial reporting consultant (1999–2003)
- Staff Member, FASB (1994–1999)
- Vice President, Accounting Policy, JP Morgan (1987–1994)
- Auditor, Arthur Young (1984–1987)



CURRENT PUBLIC COMPANY BOARDS
- General Electric
- Moody's, provider of credit ratings, research and analytical tools (chairman, Audit Committee)



OTHER POSITIONS
- Founding Director, Pace University Center for Excellence in Financial Reporting (since 2014)
- Board of Governors, Financial Industry Regulatory Authority (FINRA), financial services industry regulator




- Advisor, Idaciti, developer of financial reporting and analysis software




- Certified Public Accountant (Inactive)

EDUCATION
- Colgate University
- MS (Accounting), New York University

James Tisch



DIRECTOR SINCE: 2010
AGE: 66
BIRTHPLACE: UNITED STATES
INDEPENDENT

Qualifications Acquired

President and CEO, Loews Corp., a diversified holding company with subsidiaries involved in energy, insurance, packaging and hospitality, New York, NY (since 1998)



CURRENT PUBLIC COMPANY BOARDS
- General Electric
- Loews and two of its subsidiaries, CNA Financial, a property and casualty insurance company, and Diamond Offshore Drilling (chairman), an offshore drilling contractor*



OTHER POSITIONS
- Director, Mount Sinai Medical Center, a leading U.S. hospital
- Former director, Federal Reserve Bank of New York, a government-organized financial and monetary policy organization
- Director, WNET (nonprofit)
- Director, New York Public Library
- Director, Partnership for New York City
- Member, Council on Foreign Relations
- Member, American Academy of Arts & Sciences

EDUCATION
- Cornell University
- MBA, University of Pennsylvania

* Directorships held in his capacity as President and CEO of Loews. See "Limits on Director Service on Other Public Boards" on page 25 for more information.

Qualifications: 🛠 Industry & Operations $ Finance & Accounting   📈 Investor   🖥 Technology   ⚠ Risk Management   🏛 Government & Regulatory   🌐 Global

Our director nominees' primary experiences, qualifications and attributes are highlighted in the following matrix. The matrix is intended as a high-level summary and not an exhaustive list of each director's skills or contributions to the Board.

	Bazin	Culp	D'Souza	Garden	Horton	Lavizzo-Mourey	Lesjak	Reynolds	Seidman	Tisch
Industry & Operations Experience	🛠	🛠	🛠		🛠	🛠	🛠	🛠		🛠
Finance & Accounting Experience	$	$	$	$	$		$	$	$	$
Investor Experience	📈	📈		📈	📈					📈
Technology Experience			🖥				🖥		🖥	
Risk Management Experience	⚠	⚠		⚠		⚠	⚠	⚠	⚠	⚠
Government & Regulatory Experience						🏛			🏛	
Global Experience	🌐	🌐	🌐		🌐		🌐	🌐		🌐
Ethnic/Gender Diversity			🧩			🧩	🧩	🧩	🧩	

Board Composition

How We Are Changing the Board

The Governance & Public Affairs Committee (the Governance Committee) is charged with reviewing the composition of the Board and refreshing it as appropriate. With this in mind, the committee continuously reviews potential candidates and recommends nominees to the Board for approval.

Over the past two years, the Board has undertaken significant refreshment efforts to better align the Board to the company's long-term strategy and to bring new perspectives to the Board. As a result, of the ten nominees proposed for election, seven are new to the Board in the last two years. We expect to continue to target a Board size of approximately 12 directors, and will continue to seek director candidates whose experiences support the company's future strategy and industry focus.

GOVERNANCE

DIRECTOR RECRUITMENT PROCESS

CANDIDATE RECOMMENDATIONS

From shareowners, management, directors & search firms

▼

GOVERNANCE COMMITTEE

- Reviews qualifications & expertise, tenure, regulatory requirements & cognitive diversity
- Reviews independence & potential conflicts
- Discusses & together with other directors such as the Lead Director, interviews candidates
- Recommends nominees to the Board

▼

BOARD OF DIRECTORS

Discusses, analyzes independence & selects nominees

▼

SHAREOWNERS

Vote on nominees at annual meeting

DIRECTOR "MUST-HAVES"

- Leadership experience
- Highest personal & professional ethics
- Integrity & values
- A passion for learning
- Inquisitive & objective perspective
- A sense of priorities & balance
- Talent development experience

RECRUITMENT PRIORITIES GOING FORWARD

▲ Industry expertise

▲ Capital allocation expertise

▲ Technology expertise

▲ Cognitive diversity

HOW YOU CAN RECOMMEND A CANDIDATE

Write to the Governance Committee, c/o Corporate Secretary, GE, at the address listed on the inside front cover of this proxy statement, and include all information that our by-laws require for director nominations.

HOW WE REFRESH THE BOARD

- **Board evaluation.** Each year, the Board assesses its effectiveness through a process led by its lead director. See "How We Evaluate the Board's Effectiveness" on page 22.
- **Term limits.** The Board has a 15-year term limit for independent directors.
- **Age limits.** With limited exceptions, directors may not be renominated to the Board after their 75th birthday.

See the Board's Governance Principles (see "Helpful Resources" on page 67) for more information on these policies.

IMPORTANT FACTORS IN ASSESSING BOARD COMPOSITION

The Governance Committee strives to maintain an independent Board with broad and diverse experience and judgment that is committed to representing the long-term interests of our shareowners. The committee considers a wide range of factors when selecting and recruiting director candidates, including:

- **Ensuring an experienced, qualified Board with high personal integrity and character, diversity of thought and expertise in areas relevant to GE.** The committee seeks directors who possess extraordinary leadership qualities and demonstrate a practical understanding of organizations, processes, strategy, risk management and how to drive change and growth. Additionally, we believe directors should have experience in identifying and developing talent, given the Board's role in succession planning. In addition to these threshold qualities, we seek directors who bring to the Board specific types of experience relevant to GE.

- **Enhancing the Board's diversity of background.** GE has been committed for decades to building a cognitively diverse Board comprising individuals from different backgrounds and with a range of experiences and viewpoints. Specifically, under the Board's diversity policy, the Governance Committee considers attributes such as race, ethnicity, gender, cultural background and professional experience when reviewing candidates for the Board and in assessing the Board's overall composition. The Board is committed to using refreshment opportunities to strengthen its cognitive diversity. To accomplish this, the Governance Committee will continue to require that search firms engaged by GE include a robust selection of women and ethnically diverse candidates in all prospective director candidate pools. In addition, the Governance Committee is committed to interviewing women and ethnically diverse candidates for all future vacancies on the Board. The committee reviews its effectiveness in balancing these considerations when assessing the composition of the Board.

- **Complying with regulatory requirements and the Board's independence guidelines.** The committee considers regulatory requirements affecting directors, including potential competitive restrictions. It also looks at other positions the director has held or holds (including other board memberships), and the Board reviews director independence.

BOARD SKILLS AND EXPERIENCE



Industry & Operations Experience
We have sought directors with management and operational experience in the industries in which we compete. For example, in the last two years we have added directors with power, aviation, insurance and healthcare expertise.



Investor Experience
To promote strong alignment with our investors, we have added directors who have experience overseeing investments and investment decisions. We believe that these directors can help focus management and the Board on the most critical value drivers for the company, including with respect to setting executive compensation targets and objectives.



Finance & Accounting Experience
GE uses a broad set of financial metrics to measure its performance, and accurate financial reporting and robust auditing are critical to our success. We have added a number of directors who qualify as audit committee financial experts, and we expect all of our directors to have an understanding of finance and financial reporting processes.



Technology Experience
As a digital industrial company and leading innovator, we seek to add additional directors with technology backgrounds because our success depends on developing and investing in new technologies and ideas. Technology experience has become increasingly important as our products become more reliant on digital applications.



Global Experience
We seek directors with global business experience because GE's continued success depends on continuing to grow our businesses outside the U.S. For example, in 2018, 62% of our revenue was attributable to activities outside the United States.



Risk Management Experience
In light of the Board's role in overseeing risk management and understanding the most significant risks facing the company, including cybersecurity risk, we continue to require directors with experience in risk management and oversight.



Government & Regulatory Experience
We have added directors with experience in governmental and regulatory organizations because many of GE's businesses are heavily regulated and are directly affected by governmental and regulatory actions and socioeconomic trends.

DIRECTOR RECRUITMENT PROCESS. Our Governance Committee, together with the full Board is responsible for establishing criteria, screening candidates and evaluating the qualifications of persons who may be considered for service on our Board. The Governance Committee considers all shareowner recommendations for director candidates. We evaluate them in the same manner as candidates suggested by other directors and candidates suggested by third-party search firms, which the company retains from time to time to identify potential candidates. Ms. Reynolds was recommended for the Board by a third-party search firm, and Ms. Lesjak was recommended by a member of management.

The following describes the Board's selection process:

- **Succession planning:** the Governance Committee prioritizes experiences and attributes to support the current and long-term needs of the company, within the context of the current Board structure, diversity, and mix of skills and experience.
- **Identification of candidates:** the Governance Committee engages in a search process to identify qualified director candidates, which process may include the use of an independent search firm, and assesses candidates' skills, experience and background and their alignment with the company's portfolio and strategy.

- **Interviewing candidates:** director candidates are typically interviewed by the Chairman and CEO, Governance Committee Chair and other members of the Governance Committee, as well as other members of the Board and management, as necessary.
- **Decision and Nomination:** after determining that the director candidate meets the priorities established by the Governance Committee and will serve in the best interests of the company and its shareowners, the Governance Committee recommends, and the full Board approves director candidates for appointment to the Board and election by shareowners.
- **Election:** the shareowners consider the nominees and elect directors by majority vote to serve one-year terms.

During 2018 and continuing into 2019, the Governance Committee engaged a third-party search firm to identify qualified director candidates. In light of the broader GE portfolio review and Board self-evaluation, the Governance Committee asked the search firm to focus on candidates with relevant industry experience and finance and accounting expertise, with additional focus on female and otherwise diverse candidates.

How We Assess Board Size

The Governance Committee takes a fresh look at Board size each year, consistent with the Board's Governance Principles (see "Helpful Resources" on page 67). As discussed in last year's proxy statement, following the Board's self-evaluation and in light of the broader GE portfolio review, assessment of trends with peer companies, and taking into account investor feedback, the Board, upon the recommendation of the committee, reduced its size from 18 to 12 directors for the 2018 proxy slate. We anticipate that we will continue to target a Board size

of approximately 12 directors, though this number may fluctuate from time to time during director transitions and as we continue to assess the company's strategic priorities. Consistent with this objective, we are also asking shareowners to approve an amendment to our Certificate of Incorporation that would lower the minimum required number of directors on the Board (see "Reduction of Minimum Number of Directors" on page 56).

How We Assess Director Independence

BOARD MEMBERS. The Board's Governance Principles require all non-management directors to be independent. All of our director nominees (listed under "Election of Directors" on page 12) other than Mr. Culp are independent. Messrs. Beattie and Mulva, who are not standing for reelection, are also independent. Former directors Messrs. Brennan, Dekkers, Henry, Mollenkopf and Rohr and Mses. Hockfield, Jung, Lazarus and Schapiro were independent throughout the period they served on our Board. Mr. Flannery, as our former CEO and chairman, was not independent.

- **The Board's guidelines.** For a director to be considered independent, the Board must determine that he or she does not have any material relationship with GE. The Board's guidelines for director independence conform to the independence requirements in the New York Stock Exchange's (NYSE) listing standards. In addition to applying these guidelines, which you can find in the Board's Governance Principles (see "Helpful Resources" on page 67), the Board considers all relevant facts and circumstances when making an independence determination.

- **Applying the guidelines in 2018.** In assessing director independence for 2018, the Board considered relevant transactions, relationships and arrangements, including relationships among Board members, their family members and the company. For details, see "Relationships and Transactions Considered for Director Independence" below.

COMMITTEE MEMBERS. All members of the Audit Committee, Management Development and Compensation Committee (the Compensation Committee), and Governance Committee must be independent, as defined by the Board's Governance Principles. Some committee members must also meet additional standards:

- **Heightened standards for Audit Committee members.** Under a separate SEC independence requirement, Audit Committee members may not accept any consulting, advisory or other fees from GE or any of its subsidiaries, except compensation for Board service.

- **Heightened standards for members of the Compensation and Governance Committees.** As a policy matter, the Board also applies a separate, heightened independence standard to members of the Compensation and Governance Committees: no member of either committee may be a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from GE or a subsidiary. In addition, in determining that Compensation Committee members are independent, NYSE rules require the Board to consider their sources of compensation, including any consulting, advisory or other compensation paid by GE or a subsidiary.

The Board has determined that all members of the Audit, Compensation and Governance Committees, as well as the Finance and Capital Allocation Committee (the Finance Committee), are independent and also satisfy applicable committee-specific independence requirements.

RELATIONSHIPS AND TRANSACTIONS CONSIDERED FOR DIRECTOR INDEPENDENCE

Director/nominee	Organization	Relationship	GE Transaction & 2018 Magnitude		
			Sales to GE <1% of other company's revenues or <$1 million (whichever is greater)	**Purchases from GE** <1% of other company's revenues	**Indebtedness to GE** <1% of GE's assets
Bazin	AccorHotels	Chair & CEO	✓	N/A	N/A
D'Souza	Cognizant	CEO & director	✓	✓	N/A
Garden	Triland Partners LP	Brother is executive & owner	✓	N/A	N/A
Tisch	Loews (and its consolidated subsidiaries)	President & CEO	✓	✓	✓
All directors	Various charitable organizations	Executive, director or trustee	*Charitable contributions from GE* *<1% of the organization's revenues*		

Board Leadership Structure

An Introduction to How Our Board Operates

The Board is elected by shareowners to oversee management and assure that shareowners' long-term interests are being served. In 2018, there were eight regularly scheduled Board meetings. Beginning in 2019, we expect that the Board will hold six regularly scheduled in-person meetings per year, with regularly scheduled calls between meetings. A significant portion of the Board's oversight responsibilities is carried out through its independent committees.

Board Leadership Structure

GE believes that independent board oversight is an essential component of strong corporate performance. We also believe that the decision as to whether the positions of Chairman and CEO should be combined or separated, and whether an executive or an independent director should serve as the Chairman should be based upon the circumstances facing the company. Maintaining flexibility on this policy allows the Board to choose the leadership structure that will best serve the interests of the company and its shareowners at any particular time.

WHY OUR BOARD LEADERSHIP STRUCTURE IS APPROPRIATE FOR GE AT THIS TIME. Our CEO serves as the Chairman of the Board. An independent director serves as the Board's lead director, with broad authority and responsibility over Board governance and operations. The Board regularly reviews its leadership structure, and during the company's recent CEO transition in September 2018, the Board discussed whether to continue to combine or to split the Chairman and CEO roles (as it did leading up to the CEO transition in June 2017). After considering various stakeholder perspectives, the Board determined that appointing Mr. Culp as Chairman and CEO and appointing Mr. Horton as lead director was in the best interests of the company and its shareowners. In the Board's view, this structure allows Mr. Culp to drive strategy and agenda setting at the Board level, while maintaining responsibility for executing on that strategy as CEO. At the same time, our lead director Mr. Horton works with Mr. Culp to set the agenda for the Board and also exercises additional oversight on behalf of the independent directors. The Board will continue to monitor the appropriateness of this structure.

HOW WE SELECT THE LEAD DIRECTOR. The Governance Committee considers feedback from the current lead director, our Board members and the chairman, and then makes a recommendation to the Board's independent directors. The independent directors elect the lead director, taking into account the recommendation of the committee. Tom Horton, former chairman and CEO of American Airlines, was elected as the lead director in September 2018. Under the Board's Governance Principles, Mr. Horton also serves as chair of the Compensation Committee. In the event of Mr. Horton's incapacity, the chair of the Governance Committee would serve as the lead director until the independent directors selected a new lead director.

The Lead Director's Role

The lead director focuses on overseeing the Board's processes and prioritizing the right matters. Specifically, the lead director has the following responsibilities (and may also perform other functions at the Board's request), as detailed in the Board's Governance Principles:

- **Board leadership** — provides leadership to the Board in any situation where the chairman's role may be perceived to be in conflict, and chairs meetings when the chairman is absent
- **Leadership of independent director meetings** — leads independent director meetings, which are scheduled at least three times per year (in addition to the numerous informal sessions that occur throughout the year) without any management directors or GE employees present
- **Additional meetings** — calls additional Board or independent director meetings as needed
- **Chairman-independent director liaison** — regularly meets with the chairman and serves as liaison between the chairman and the independent directors
- **Shareowner communications** — makes himself/herself available for direct communication with our major shareowners
- **Board priorities** — works with the chairman to propose an annual schedule of major Board discussion items
- **Board agenda, schedule & information** — approves the agenda, schedule and information sent to directors
- **Board governance processes** — works with the Governance Committee to guide the Board's governance processes, including succession planning and the annual Board self-evaluation
- **Board leadership structure review** — oversees the Board's periodic review and evaluation of its leadership structure
- **Chairman evaluation** — leads annual chairman evaluation
- **Committee chair selection** — advises the Governance Committee in choosing committee chairs

 **Chairman of the Board & CEO**

Lead Director elected solely by Independent Directors





| **Lead Director** also serves as: Compensation Committee Chair | The chairs of our Audit, Finance and Governance Committees are also independent |

CONSIDERATIONS IN SELECTING CURRENT LEAD DIRECTOR



Tom Horton

Mr. Horton was elected to our Board at the 2018 annual meeting. During his tenure on our Board, he has established strong working relationships with his fellow directors and garnered their trust and respect. As a relatively new director, he brings a fresh perspective to the Board. Furthermore, he has demonstrated strong leadership skills, independent thinking and a deep understanding of our businesses and their industries.

The Board's decision to select Mr. Horton as lead director took into account the tenures and capabilities of each independent director along with a potential candidate's willingness and ability to serve as lead director, understanding that the position entails significant responsibility and time commitment. The Board considered that Mr. Horton also serves as lead independent director for Walmart. However, the fact that Walmart also has a separate board chairman mitigated concerns about Mr. Horton's ability to dedicate sufficient time to the role as GE's lead director.

Board Operations

Full Board




Chairman
Larry Culp

Lead Director
Tom Horton

Members

Bazin	D'Souza	Lavizzo-Mourey	Reynolds
Beattie	Garden	Lesjak	Seidman
Culp	Horton	Mulva	Tisch

15 meetings in 2018
(including 4 independent director meetings)

In 2018 and the first few months of 2019, the Board focused on:

- Leadership transitions, particularly for the CEO
- Reviewing GE's portfolio and future company strategy
- Capital structure and liquidity, particularly reducing leverage and de-risking the balance sheet
- Business performance reviews, particularly in Power
- GE Capital and Insurance
- Sale of BioPharma business
- Separation of Transportation, BHGE and Healthcare
- Cybersecurity

Board Members Are Encouraged to Visit at Least Two GE Businesses Per Year

GE PRACTICE. We encourage our directors to meet with GE senior managers throughout the company. To facilitate this contact, directors are encouraged to make at least two visits to GE businesses each year, typically unaccompanied by corporate management. Priority goes to those businesses identified as strategically important during the company's annual financial and strategic planning sessions as well as any that were recently acquired or are a particular focus of risk oversight. These visits also serve as an important tool in the Board's succession planning process for the CEO and the rest of the senior leadership team.

7 BUSINESS VISITS IN 2018

UNITED STATES

- Additive, Cincinnati, Ohio
- Aviation, Cincinnati, Ohio
- GE Capital, Norwalk, Connecticut
- Healthcare, Milwaukee, Wisconsin
- Power, Greenville, South Carolina
- Power, Atlanta, Georgia

ASIA

- Healthcare, Beijing, China

A Typical GE Board Meeting

During 2018, the Board held 8 regularly scheduled, in-person meetings, with 7 special meetings. Beginning in 2019, we expect the Board to hold 6 in-person meetings per year.

BEFORE THE MEETING
Board committee chairs: prep meetings with management, auditors and outside advisors

Management: internal prep meetings

THURSDAY (DAY 1)
Daytime: Board committee meetings

Evening: Business presentations & dinner (Board interacts directly with senior business managers)

FRIDAY (DAY 2)
Early morning: independent directors' breakfast session

Late morning: full Board meeting (including reports from each committee chair) followed by an executive session

AFTER THE MEETING
Management: follow-up sessions to discuss & respond to Board requests

Board Committees

COMMITTEE COMPOSITION

Listed below are the current members of each committee. We anticipate that after the annual meeting, the Finance Committee will be dissolved and its responsibilities will be reallocated to the Board and Audit Committee. This decision was made in light of the smaller Board size and the desire to involve the entire Board early on in key discussions on capital allocation and strategic priorities.

Independence. All committee members satisfy the NYSE's and GE's definitions of independence.

Financial acumen. Mses. Reynolds and Seidman and Messrs. Beattie and Mulva are "audit committee financial experts" (per SEC rules), and each of these directors are "financially literate" (per NYSE rules). After the annual meeting, we expect that Ms. Seidman will become the Audit Committee Chair. We expect that Ms. Lesjak will join the Audit Committee at its next meeting. The Board has determined that Ms. Lesjak is also an "audit committee financial expert" and that she is "financially literate."

COMMITTEE OPERATIONS

Each committee meets periodically throughout the year, reports its actions to the Board, receives reports from senior management, annually evaluates its performance and can retain outside advisors. Formal meetings are typically supplemented with additional calls and sessions.

COMMITTEE RESPONSIBILITIES

The primary responsibilities of each committee are listed below. For more detail, see the Governance Principles and committee charters (see "Helpful Resources" on page 67).

Audit



Chair:
Geoff Beattie

Members

Mulva
Reynolds*
Seidman

12 meetings in 2018

* Ms. Reynolds joined the Audit Committee in February 2019.

Key Priorities for 2018

- New revenue recognition standard
- Goodwill recoverability
- Insurance
- Long-term service agreement accounting
- Financial reporting changes
- Oversight of significant litigation and investigations

Key Oversight Responsibilities

- Independent auditor engagement
- Financial reporting and accounting standards
- Internal audit functions
- Disclosure and internal controls
- Enterprise risk management
- Compliance and integrity programs

Finance & Capital Allocation



Chair:
Jim Mulva

Members

Bazin
Garden
Seidman
Tisch

14 meetings in 2018

Key Priorities for 2018

- Portfolio assessment and M&A activity
- GE Capital portfolio and risk
- Funding options for Insurance
- Investments and uses of cash

Key Oversight Responsibilities

- Capital allocation and liquidity
- Dispositions and M&A activity
- Financial and capital structure risks
- Organic investments
- Dividends and buybacks
- Pension liabilities

Governance & Public Affairs



Chair:
Risa Lavizzo-Mourey

Members

Bazin
D'Souza
Horton
Tisch

9 meetings in 2018

Key Priorities for 2018

- Reviewing GE's leadership structure
- Identifying new directors for GE and in connection with portfolio transactions
- Board governance processes
- Political/lobbying strategy
- Environmental, human rights and supply chain practices

Key Oversight Responsibilities

- Director recruitment
- Board committee structure and membership
- Annual Board self-evaluation
- Conflict-of-interest reviews
- Director compensation
- Environmental, social and governance issues
- Political spending and lobbying disclosure

Management Development & Compensation



Chair:
Tom Horton

Members

Beattie
D'Souza
Garden
Lavizzo-Mourey

14 meetings in 2018

Key Priorities for 2018

- Overseeing the CEO succession process
- Succession for other senior management
- Recruitment and retention of critical talent
- Ongoing review of employee benefit programs

Key Oversight Responsibilities

- CEO and senior executive performance evaluations
- CEO and senior executive compensation
- Executive succession planning
- Development and selection of senior management
- Incentive compensation programs

Board Governance Practices

Our Board seeks to operate with the highest degree of effectiveness, supporting a dynamic boardroom culture of independent thought and intelligent debate on critical matters. We take a comprehensive, year-round view of corporate governance and our adoption of best practices impacts our leadership structure, Board composition and recruitment, director engagement, and accountability to shareowners. Our Board and committee evaluation process allows for annual assessment of our Board practices and the opportunity to identify areas for improvement.



BOARD OPERATIONS

- Executive sessions scheduled for each regular Board meeting
- Director business visits
- Open access to senior management and information
- Access to third-party advisors
- Regularly scheduled Board calls

ANNUAL GOVERNANCE REVIEW

- Review and update corporate governance practices in context of Board operations and stakeholder feedback

ANNUAL SELF-EVALUATION

- Formal Board and committee self-evaluation conducted by lead director or independent third-party
- Incorporate feedback in Board practices

SHAREOWNER OUTREACH

- Regular fall and spring meetings with significant shareowners

ACCOUNTABILITY TO SHAREOWNERS

- Proxy access for director candidates nominated by shareowners
- Majority voting standard for uncontested director elections
- Annual director elections

GOVERNANCE PRINCIPLES

- Set forth robust lead director functions
- Term and age limits for directors
- Stock ownership guidelines for directors
- Prohibition on stock hedging and pledging

DIRECTOR RECRUITMENT

- Seek directors with broad perspectives and relevant expertise based on future strategy and self-evaluation

DIVERSE, INDEPENDENT BOARD WITH MIX OF TENURES

- Set Board size to encourage robust discussion and engagement, while maintaining diverse perspectives

DIRECTOR EDUCATION

- Orientation program to complement the recruitment process

ENGAGED INDEPENDENT OVERSIGHT

INCORPORATION OF FEEDBACK

GOVERNANCE PRACTICES

BOARD COMPOSITION

How We Evaluate the Board's Effectiveness

ANNUAL EVALUATION PROCESS

The Governance Committee oversees and approves the annual formal Board evaluation process and determines whether it is appropriate for the evaluations to be conducted by the lead director or an independent consultant each year. In 2018, the evaluation process was conducted by Mr. Culp while he was lead director.

EVALUATION QUESTIONNAIRES

Directors completed written questionnaires focusing on the performance of the Board and each of its committees.

INDIVIDUAL INTERVIEWS

The lead director conducted a one-on-one interview with each member of the Board focused on:

- reviewing the Board's and its committees' performance over the prior year; and
- identifying areas for potential enhancements of the Board's and its committees' processes going forward.

DISCUSSION OF RESULTS

The lead director reviewed the questionnaire and interview responses with the full Board.

USE OF FEEDBACK

The Board and each of its committees developed plans to take actions based on the results, as appropriate.

CHANGES IMPLEMENTED

Based on the 2018 evaluation process, the Board has changed its practices in the following ways:

- Reducing the number of scheduled in-person meetings, adding supplementary, periodic Board calls
- Changing the format of information presented at meetings
- Dissolving the Finance Committee and reallocating its responsibilities to the full Board and Audit Committee

The 2018 evaluation process also informed our Board and committee composition, which includes prioritization of the director skills and experience criteria to meet the anticipated needs of GE's portfolio.

Key Board Responsibilities

Oversight of Risk

A disciplined approach to risk is important in a diversified organization like ours to ensure that we are executing according to our strategic objectives and that as a company we only accept risk for which we are adequately compensated.



Board of Directors

The Board has oversight for risk management at GE with a focus on the most significant risks facing the company, including strategic, operational, financial, legal and compliance, and cybersecurity risks. Throughout the year, the Board and the committees to which it has delegated responsibility dedicate a portion of their meetings to review and discuss specific risk topics in greater detail.

AUDIT COMMITTEE

Oversees risks related to:

• policies and processes relating to the financial statements, financial reporting processes, regulatory, compliance and litigation risks and auditing

• the company's enterprise risk management program and risk assessment

• the annual audit plan for the company's internal audit function, prioritizing audit focus areas based on their potential risk

FINANCE COMMITTEE

Oversees risks related to:

• the company's capital allocation framework, including sources and uses of cash and capital generation and allocation versus targets and plans

• capital structure

• the competitive landscape for GE's products and services

• significant exposures related to customers, counterparties or projects

GOVERNANCE COMMITTEE

Oversees risks related to:

• the company's governance structure and processes

• related-person transactions

• public policy activities and positions on corporate social responsibilities

• the company's environmental, health and safety compliance and related risks, including climate change

• reputational and other risks to the GE brand

COMPENSATION COMMITTEE

Oversees risks related to:

• management resources and structure, including retention, recruitment and succession planning

• executive compensation to confirm that pay arrangements do not encourage excessive risk taking

• the relationship between risk management policies and practices, corporate strategy and senior executive compensation

With the dissolution of the Finance Committee in April 2019, we expect the risk areas overseen by that committee to transition to the full Board and the Audit Committee.

Management

The Board's risk oversight process builds upon management's risk assessment and mitigation processes, which include reviews of strategic and operational planning; executive development and evaluation; compliance under the company's code of conduct, The Spirit & The Letter, laws and regulations; the company's integrity programs; health, safety and environmental compliance; financial reporting and controllership; and information technology and cybersecurity programs.

Oversight of Corporate Strategy

The Board has oversight responsibility for management's establishment and execution of corporate strategy. During 2018, the Board conducted several in-depth reviews of the company's overall strategy. As GE continues to transform its portfolio and operations, the Board works with management to respond to a dynamically changing environment. Elements of strategy are addressed in every regularly-scheduled Board meeting and embedded in the focused expertise of the Board committee meetings. At all of these reviews, the Board engages with senior management regarding operational objectives, the competitive landscape, market challenges, economic trends and regulatory developments. At meetings occurring throughout the year, the Board also assesses the company's budget and financial allocation plan, mergers and acquisitions, and performance for alignment to our strategic plan.

Oversight of Succession Planning and Human Capital Management

The Board believes that human capital management and succession planning, including diversity and inclusion initiatives are important to the company's success. Our Board's involvement in leadership development and succession planning is ongoing, and the Board provides input on important decisions in each of these areas. The Board has primary responsibility for succession planning for the CEO and oversight of other senior management positions. The Compensation Committee oversees the development of the process, and the Board meets regularly with high-potential executives.

Oversight of Environmental, Social and Governance (ESG) Matters

The Board and its committees oversee the execution of GE's sustainability strategy and initiatives as part of their oversight of the company's business strategy and risk management. In particular, the Governance Committee assists the Board in its oversight of corporate social responsibilities, significant public policy issues, climate change-related trends, environmental, health & safety (EHS) matters and political contributions.

How We Get Feedback from Investors

Our Investor Engagement Program

We conduct extensive governance reviews and investor outreach throughout the year involving our directors, senior management, investor relations and legal departments. This helps management and the Board understand and focus on the issues that matter most to our shareowners so GE can address them effectively.

How the Board Receives Direct Feedback from Major Institutional Investors

STRATEGY AND BUSINESS MATTERS. From time to time, the company invites major institutional investors to meet with GE's independent directors. This complements management's investor outreach program and allows directors to directly solicit and receive investors' views on GE's strategy and performance.

GOVERNANCE AND COMPENSATION MATTERS. Our lead director regularly accompanies management on its governance-focused roadshow with a number of significant investors. In 2018, our lead director participated in discussions with a number of our largest investors to discuss the recent CEO transition and to solicit feedback on the Board's composition, executive compensation programs and the Board's role in overseeing the company's strategy and portfolio transformation.

How We Incorporated Investor Feedback Over the Past Year

In 2018, we sought feedback from investors on a number of issues, and the Board decided to:

- Critically review the company's strategy and portfolio, narrowing our focus to strengthen our businesses to improve top-line and bottom-line performance;
- Take action to reduce the company's leverage and debt outstanding;
- Continue our ongoing Board refreshment, adding directors with relevant industry experience and skill sets;
- Simplify our executive compensation programs to increase focus on fewer key performance metrics; and
- Lay the groundwork for going to bid for our independent auditor.

Investor Outreach and Our 2018 Say-On-Pay Vote

At our 2018 annual meeting, 92% of shareowners expressed support for the compensation of our named executives. Following the meeting, we met with our largest investors to review compensation actions for the past year and discuss our say-on-pay vote. This feedback indicated that investors were supportive of the following actions by the Compensation Committee:

- Declining to pay bonuses to senior Corporate leaders in 2017;
- Shifting our pay programs to deliver a greater percentage of executive compensation in the form of equity rather than cash;

- Eliminating the cash-based long-term performance awards program; and
- Simplifying the performance metrics used across our compensation programs.

As part of its assessment of GE's executive compensation programs, the Compensation Committee reviewed these voting results, evaluated investor feedback and considered other factors discussed in this proxy statement, including the alignment of our compensation program with the long-term interests of our shareowners and the relationship between risk-taking and the incentive compensation we provide to our named executives.

After considering these factors, and based on additional feedback from our investors, the committee decided to take the following actions to increase management accountability and more closely align management's interests with shareowners:

- Continuing to deliver a greater percentage of executive compensation in the form of equity rather than cash;
- Tying annual bonuses for leaders within the businesses to their results, rather than company-wide performance;
- Continuing to grant Performance Share Units (PSUs) across our senior executive ranks; and
- Tying Mr. Culp's inducement grant of PSUs to a recovery of GE's share price over a four-year period.



Conduct face-to-face meetings between GE management & our largest investors to assess which governance & comp practices are a priority

Review feedback from fall meetings with Board & use it to enhance proxy disclosures & make appropriate governance & compensation changes

Fall

Winter

OUR INVESTOR ENGAGEMENT PROGRAM

Summer

Spring

Review GE shareowner votes at our most recent annual meeting & current trends in global governance

Annual Shareowners Meeting

Conduct follow-up conversations with our largest investors to address important annual meeting issues

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HOW YOU CAN COMMUNICATE WITH YOUR BOARD

The Audit Committee and the independent directors have established procedures to enable anyone who has a comment or concern about GE's conduct — including any employee who has a concern about our accounting, internal accounting controls or auditing matters — to communicate that comment or concern directly to the lead director or to the Audit Committee. Information on how to submit these comments or concerns can be found on GE's website (see "Helpful Resources" on page 67).

Other Governance Policies & Practices

Director Attendance at Meetings

The Board expects directors to attend all meetings of the Board and the committees on which the director serves as well as the annual shareowners meeting.

BOARD/COMMITTEE MEETINGS. In 2018, each of our current directors attended at least 75% of the meetings held by the Board and committees on which the member served during the period the member was on the Board or committee.

ANNUAL SHAREOWNERS MEETING. All 12 of our director nominees for 2018 attended the 2018 annual meeting.

Board Integrity Policies

CODE OF CONDUCT. All directors, officers and employees of GE must act ethically at all times and in accordance with GE's code of conduct (contained in the company's integrity policy, The Spirit & The Letter). Under the Board's Governance Principles, the Board does not permit any waiver of any ethics policy for any director or executive officer. The Spirit & The Letter, and any amendments to the code that we are required to disclose under SEC rules, are posted on GE's website (see "Helpful Resources" on page 67).

CONFLICTS OF INTEREST. All directors are required to recuse themselves from any discussion or decision affecting their personal, business or professional interests. If an actual or potential conflict of interest arises, the director is required to promptly inform the CEO and the lead director. The Governance Committee reviews any such conflict of interest. If any significant conflict cannot be resolved, the director involved is expected to resign.

Limits on Director Service on Other Public Boards

GE POLICY. As discussed in detail in the Board's governance documents, and summarized in the table below, the Board has adopted policies to ensure that all of our directors have sufficient time to devote to GE matters.

	Permitted # of public company boards (including GE)
Public company CEOs	3
Other directors	5

	Permitted # of public company audit committees (including GE)
Audit Committee Chair	2
Audit Committee member	3

	Other restrictions
Lead director	Absent special circumstances should not serve as lead director, chairman or CEO of another public company

HOW WE APPLIED TO BAZIN. Mr. Bazin is in compliance with GE's policy on public board service as he serves on three public company boards, including GE. In assessing the time commitment for these boards, we note that Mr. Bazin serves on two of those boards in connection with his role as Chairman and CEO of AccorHotels. In addition to serving as the Chairman of Accor, he serves on the board of Huazhu Group Limited (formerly known as China Lodging Group), in which Accor owns a stake. Accor and Huazhu Group have also entered into a strategic alliance pursuant to which Huazhu Group is the master franchiser for Accor's economy hotel business in China.

HOW WE APPLIED TO REYNOLDS. Ms. Reynolds is in compliance with GE's policy on public board service as she serves on five public company boards as of the date of this proxy, including GE. However, we currently expect that she will not stand for reelection to two of those boards this spring to ensure she is able to dedicate ample time to the GE Board. Following a brief transition period, we expect that she will only serve on two public company boards in addition to GE and as a result will serve on no more than three audit committees (she currently serves on three audit committees in addition to GE).

HOW WE APPLIED TO TISCH. The Board determined to waive the first limitation for Mr. Tisch, who is CEO of Loews, because the three other public company boards on which he serves are all within Loews's consolidated group of companies. Loews is a diversified holding company whose business operations are entirely conducted through its subsidiaries. Two of these subsidiaries, CNA Financial (89% owned) and Diamond Offshore Drilling (53% owned), accounted for approximately 80% of Loews's revenues over the past three years. Mr. Tisch serves on the boards of these subsidiaries and on the holding company's board. Since Mr. Tisch's responsibilities as a board member of these companies are integrally related to and subsumed within his role as CEO of Loews, the Board believes that this board service does not meaningfully increase his time commitments or fiduciary duties, as would be the case with service on unaffiliated public company boards.

HOW WE APPLIED TO HORTON. In appointing Mr. Horton as lead director, the Board considered the fact that Mr. Horton is also the lead director for Walmart, and for a brief period during 2018, was also the lead director at Qualcomm (a position in which he no longer serves). In reviewing Mr. Horton's time commitment at Walmart, the Board noted that Walmart separates the roles of Chairman and CEO, mitigating the potential time commitment of the lead director. The Board determined that Mr. Horton could serve in both roles under the circumstances.

Independent Oversight of Political Spending

The Governance Committee, composed solely of independent directors, oversees the company's political spending and lobbying. This includes political and campaign contributions as well as any contributions to trade associations and other tax-exempt and similar organizations that may engage in political activity. As part of its oversight role in public policy and corporate social responsibility, the committee is responsible for the following:

- **Policy oversight.** A yearly review of GE's political spending policies and lobbying practices.
- **Budget oversight.** Approval of GE's annual budget for political activities.
- **Reporting.** Issuance of a yearly report on the company's political spending, which is updated bi-annually and made available on our ESG website (see "Helpful Resources" on page 67).

INCREASED TRANSPARENCY. In 2018, the Governance Committee decided to further enhance the company's political spending disclosures by disclosing the names of all trade associations receiving more than $50,000 from the company, including the portion of the company's payment used for lobbying or political expenditures, as well as any contributions to 501(c)(4)s, beginning with contributions made in 2018. Political spending by the company has declined in recent years, and in 2018 no corporate funds were contributed to political campaigns, committees or candidates for public office.

HOW YOU CAN FIND MORE INFORMATION ABOUT OUR GOVERNANCE PRACTICES

Each year we review GE's governance documents and modify them as appropriate. These documents include the Board's Governance Principles — which include our director qualifications and director independence guidelines — as well as Board committee charters. The web links for these materials can be found under "Helpful Resources" on page 67.

Related Person Transactions

HOW WE REVIEW AND APPROVE TRANSACTIONS. We review all relationships and transactions in which the company and our directors and executive officers or their immediate family members participate if the amount involved exceeds $120,000. The purpose of this review is to determine whether they have a material interest in the transaction, including an indirect interest. The company's legal staff is primarily responsible for making these determinations based on the facts and circumstances, and for developing and implementing processes and controls for obtaining information about these transactions from directors and executive officers. As SEC rules require, we disclose in this proxy statement all such transactions that are determined to be directly or indirectly material to a related person. In addition, the Governance Committee reviews and approves or ratifies any such related person transaction. As described in the Governance Principles, which are available on GE's website (see "Helpful Resources" on page 67), in the course of reviewing and approving or ratifying a disclosable related person transaction, the committee considers the factors in the box below.

FACTORS USED IN ASSESSING RELATED PERSON TRANSACTIONS

- Nature of related person's interest in transaction
- Material transaction terms, including amount involved and type of transaction
- Importance of transaction to related person and GE
- Whether transaction would impair a director or executive officer's judgment to act in GE's best interest
- Any other matters the committee deems appropriate, including any third-party fairness opinions or other expert reviews obtained in connection with the transaction

TRANSACTIONS FOR 2018. During 2016, Triland Partners Limited Partnership, a company in which Mr. Garden's brother, Thomas Garden, is the managing general partner and sole owner, entered into transactions with a GE affiliate for the development and acquisition of certain renewable energy projects. These transactions were entered into before Mr. Garden joined the Board, and payments to Triland Partners by the GE affiliate during 2018 for reimbursable expenses, overhead, and profit were $358,000.

Stock Ownership Information

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (Exchange Act) requires GE's directors and executive officers, and persons who beneficially own more than 10% of our common or preferred stock, to file reports with the SEC regarding their initial stock ownership and changes in their ownership.

GE PRACTICES. As a practical matter, GE assists its executive officers and directors (other than Mr. Garden whose filings are made on his behalf by personnel at Trian Fund Management, L.P. (Trian)) by monitoring transactions and completing and filing Section 16 reports on their behalf.

TIMELINESS OF 2018 REPORTS. Based solely on a review of the reports filed for fiscal 2018 and related written representations, we believe that all of our executive officers and directors filed the required reports on a timely basis under Section 16(a).

Common Stock & Total Stock-Based Holdings Table

The following table includes all GE stock-based holdings, as of December 31, 2018, of our directors and nominees, named executives, current directors and executive officers as a group, and beneficial owners of more than 5% of our common stock.

Directors & Nominees	Common Stock	Total
Sébastien Bazin	0	48,962
W. Geoffrey Beattie	885,062	1,051,492
Francisco D'Souza	151,500	235,757
Edward Garden	70,851,055	70,872,144
Thomas Horton	0	15,558
Risa Lavizzo-Mourey	15,000	44,719
Catherine Lesjak	0	0
James Mulva	4,105	192,484
Paula Rosput Reynolds	15,800	18,645
Leslie Seidman	0	25,675
James Tisch	3,540,000	3,662,843
Total	**75,462,522**	**76,167,919**

Named Executives	Common Stock		Total
	Stock	Options	
Larry Culp	598,392	0	5,612,280
Jamie Miller	303,647	1,175,000	2,251,114
John Flannery	688,641	2,920,000	3,968,974
Michael Holston	0	0	1,253,800
David Joyce	678,902	3,684,000	4,678,350
Kieran Murphy	96,674	424,999	1,628,474
Total	**2,366,256**	**8,203,999**	**19,392,992**

Current Directors & Executives	Common Stock	Total
As a group (20 people)	86,720,023	98,782,878

5% Beneficial Owners	Common Stock
BlackRock, Inc.	534,092,757
The Vanguard Group	652,363,722
Total	**1,186,456,479**

PERCENTAGE OWNERSHIP

- **No director or named executive** owns more than one-tenth of 1% of the total outstanding shares of GE common stock, other than Mr. Garden, who may be deemed to indirectly beneficially own 0.8% of our outstanding shares as a result of his affiliation with Trian (see note 1 below).
- **BlackRock and Vanguard** own 6.1% and 7.5%, respectively, of our total outstanding shares.

COMMON STOCK. This column shows beneficial ownership of our common stock as calculated under SEC rules. Except to the extent noted below, everyone included in the table has sole voting and investment power over the shares reported. None of the shares are pledged as security by the named person, although standard brokerage accounts may include non-negotiable provisions regarding set-offs or similar rights.[1] For the named executives, this column also includes shares that may be acquired under stock options that are currently exercisable or will become exercisable within 60 days (see the Options sub column).

TOTAL. This column shows the individual's total GE stock-based holdings, including voting securities shown in the Common Stock column (as described above), plus non-voting interests that cannot be converted into shares of GE common stock within 60 days, including, as appropriate, PSUs, RSUs, DSUs, deferred compensation accounted for as units of GE stock, and stock options. PSUs include awards granted in 2016 that were ultimately cancelled in February 2019. As described under "Director Compensation" on page 54, directors must hold the DSUs included in this column until one year after leaving the Board.

COMMON STOCK & TOTAL. Both columns include the following shares over which the named individual has shared voting and investment power through family trusts or other accounts: Beattie (885,062),[2] Culp (598,392), Garden (70,851,055),[3] Mulva (4,105), Reynolds (4,300) and Tisch (3,540,000).[4]

CURRENT DIRECTORS & EXECUTIVES. These columns show ownership by our current directors and executive officers (therefore excluding any shares owned by Mr. Flannery). This row includes: (1) 8,866,699 shares that may be acquired under stock options that are or will become exercisable within 60 days, (2) 445,145 RSUs that vest within 60 days, and (3) 75,882,914 shares over which there is shared voting and investment power. Current directors and executive officers as a group own approximately 1.0% of GE's total outstanding shares, including those shares owned by the Trian Entities (as defined below).

5% BENEFICIAL OWNERS. This column shows shares beneficially owned by BlackRock, Inc., 55 East 52nd Street, New York, NY 10055, and The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355, as follows:

(# of shares)	BlackRock	Vanguard
Sole voting power	463,419,559	10,057,066
Shared voting power	0	1,948,789
Sole investment power	534,092,757	640,522,717
Shared investment power	0	11,841,005

The foregoing information is based solely on a Schedule 13G/A filed by BlackRock with the SEC on February 5, 2019, and a Schedule 13G/A filed by Vanguard with the SEC on February 11, 2019, as applicable.

[1] For Mr. Garden, this column refers to the 70,851,055 shares owned by the Trian Entities (as defined below). Trian, an institutional investment manager, serves as the management company for Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Master Fund (ERISA), L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Strategic Investment Fund II, L.P., Trian Partners Strategic Investment Fund-A, L.P., Trian Partners Strategic Investment Fund-N, L.P., Trian Partners Strategic Investment Fund-D, L.P., Trian Partners Strategic Fund-G II, L.P., Trian Partners Strategic Fund G-III, L.P., Trian Partners Co-Investment Opportunities Fund, Ltd., Trian SPV (Sub) X, L.P., Trian Partners Strategic Fund-K, L.P. and Trian Partners Strategic Fund-C, Ltd. (collectively, the Trian Entities) and as such determines the investment and voting decisions of the Trian Entities with respect to the shares of the company held by them. None of such shares are held directly by Mr. Garden. Of such shares, 38,719,539 shares are currently held in the ordinary course of business with other investment securities owned by the Trian Entities in co-mingled margin accounts with a prime broker, which prime broker may, from time to time, extend margin credit to certain Trian Entities, subject to applicable federal margin regulations, stock exchange rules and credit policies. Mr. Garden is a member of Trian Fund Management GP, LLC, which is the general partner of Trian, and therefore is in a position to determine the investment and voting decisions made by Trian on behalf of the Trian Entities. Accordingly, Mr. Garden may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the shares owned by the Trian Entities. Mr. Garden disclaims beneficial ownership of such shares for all other purposes.

[2] For Mr. Beattie, this refers to 16,390 shares owned by family trusts, 68,672 shares held through a holding company and 800,000 shares held through an investment company. Mr. Beattie disclaims beneficial ownership of those shares held through the investment company.

[3] As described in note 1 above, these shares are owned by the Trian Entities.

[4] For Mr. Tisch, this refers to 540,000 shares owned by a Tisch family trust and 3,000,000 shares owned by Loews Corporation, of which Mr. Tisch is the CEO, President, a director and shareholder. Mr. Tisch disclaims beneficial ownership of the shares owned by Loews Corporation except to the extent of his pecuniary interest, if any, in those shares.

Environment, Social and Governance (ESG)

How We Work

GE delivers innovative solutions and services to provide essential infrastructure for the world. We work with the highest integrity, a compliance culture and respect for human rights while also improving the impact of our technology and environmental footprint. Our advanced technology improves lives and offers our customers world class, efficient solutions to power communities, improve the healthcare ecosystem, and transport people across the globe.

GOVERNANCE

ESG Framework

GOVERNANCE

The Governance Committee oversees GE's ESG program.

CLIMATE

We believe that GE is uniquely positioned to contribute to efforts to reduce greenhouse gas emissions. As the company that has led the way in innovation for over a century, GE can deliver technology for the world to meet the emissions reduction targets called for by the 2015 Paris Agreement and achieve the long-term goal of sustainable development. With a global installed base of almost 70,000 aircraft engines, more than 7,000 gas turbines, more than 40,000 onshore wind turbines and more than 4 million healthcare systems, GE products and services improve lives, protect the environment, and give our customers world class and efficient solutions. We also lead by example—reducing our greenhouse emissions by 27% and water use by 25% since 2011—as part of our longstanding commitment to environmental stewardship, human rights, and a culture of integrity and compliance.

> Our innovative solutions help countries achieve their carbon reduction goals:
>
>
>
> **GE9x Engine**
>
> The GE9X jet engine will power Boeing's long-range 777X and be the largest aircraft engine ever produced. It is designed to generate 10% less CO_2 greenhouse gas emissions and 45% less smog-causing emissions than the GE90–115B engine it replaces.
>
>
>
> **Reservoir Energy Storage**
>
> GE's Reservoir is a flexible, compact energy storage platform for the grid. As clean but variable power sources like wind and solar start to become a larger part of the energy matrix, energy storage can help keep the grid in balance and increase power availability. The fundamental building block for the platform is the 1.2-megawatt, 4 megawatt-hour Reservoir storage unit, which enables up to 15% longer battery lifecycle than previous systems and holds enough energy to provide power to a community of 120 homes for an entire day.
>
>
>
> **Haliade-X Offshore Wind Turbine**
>
> The Haliade-X 12-megawatt turbine will be capable of powering 16,000 homes and producing 67 gigawatt-hours per year, based on wind conditions of a typical German North Sea site. That represents 45% more energy than any other offshore wind turbine available today.

ENVIRONMENT, HEALTH & SAFETY (EHS)

EHS excellence is fundamental to who we are, and we are committed to protecting our people, our communities and the GE brand. We hold ourselves to the same high expectations and standards everywhere we work, and we assess the EHS impacts of our businesses globally before, during and after operations. We will report our 2018 greenhouse gas and water reduction progress in the second quarter of 2019 on GE's ESG webpages (see "Helpful Resources" on page 67).

KEY INDICATORS

INJURY & ILLNESS INCIDENT RATE[a]



REPORTABLE ENVIRONMENTAL EVENTS[b]



[a] Based on 100 employees working 200,000 hours annually.
[b] All reportable environmental events, including spills, releases, air and wastewater exceedances.

COMPLIANCE & INTEGRITY

Effective compliance depends on culture and leadership. We view our reputation for integrity and compliance as a competitive and recruiting advantage, and we expect our leaders from the top down to create a culture of compliance. We are committed to an open reporting environment in which employees are encouraged to promptly raise concerns without fear of retaliation. Our integrity policy, The Spirit & The Letter, details the expectations of everyone who works for or represents GE, in specific areas such as improper payments, working with governments, competition law, international trade compliance, cybersecurity and privacy and fair employment practices.

KEY INDICATORS

OPEN REPORTING POLICY CONCERNS REPORTED



DISCIPLINARY ACTIONS IN RESPONSE[a]



[a] Actions in response to closed matters through January 2019. Actions correspond to year in which concern was reported, not necessarily year action was taken.

We view the number of concerns reported through our internal open reporting program (including, in some circumstances, increases in the number of concerns reported) as one of the best indicators of the GE culture of integrity. When employees report integrity concerns, they make GE stronger and help prevent small issues from becoming problems.

HUMAN CAPITAL MANAGEMENT

Human capital management and succession planning, including diversity and inclusion initiatives, are key to GE's success. We need great ideas, innovation and leadership to stay current and relevant. GE is an equal opportunity employer, and we are committed to making employment decisions without regard to race, color, religion, national or ethnic origin, sex, sexual orientation, gender identity or expression, age, disability, protected veteran status or other characteristics protected by law. We seek to retain our employees through competitive compensation, benefits and challenging work experiences with increasing levels of responsibility.

In June 2018, we announced our plan to make our businesses the center of our operations and reduce corporate headquarters to focus on strategy and execution, capital allocation, talent development and governance. As part of that transition, we are seeking to find the right balance of skills and manpower both inside the company and sourced from third-parties.

Attracting and retaining key talent is a high priority for our Board. These efforts include assessing the allocation of talent across the company, better accountability, and better alignment of compensation. This period of transition presents challenges, but we believe these changes will empower our people, reduce complexity and increase employee satisfaction.

HUMAN RIGHTS & SUPPLY CHAIN

GE is proud to be a leader in promoting respect and support for human rights across our operations—from our supply chain to our products. We were among the first global brands to publish a Statement of Principles on Human Rights. We have been an active member of the UN Global Compact, the world's leading corporate sustainability initiative, for over a decade. GE also co-founded the Global Business Initiative on Human Rights, a forum for multinationals to openly discuss human rights challenges and leverage best practices. At GE, we collaborate in search of practical ways to address some of the world's most complex human rights challenges. We drive better outcomes through our partnership with suppliers, peers, and other stakeholders. In particular, we are committed to efforts to prevent forced labor where we operate, including through an extensive global supply chain audit program and collaboration with global associations. Suppliers are critical partners in GE's value chain. As a global company, our supply chain includes locations where environmental, health, safety, labor, human rights, and other practices could be problematic. Our Supplier Integrity Guide governs all facets of our relationships with suppliers and includes specific prohibitions against forced, prison or indentured labor and against subjecting workers to any form of compulsion, coercion or human trafficking.

PHILANTHROPY – GE FOUNDATION

The GE Foundation, the philanthropic organization of GE, is committed to transforming our communities and shaping the diverse workforce of tomorrow by leveraging the power of GE. The GE Foundation created the concept of a corporate matching gift program in 1954 to empower employees in their personal philanthropy and charitable giving. The program supports giving by employees by providing a 1:1 match, up to $5,000 per employee. Today, the GE Foundation Matching Gifts Program continues to serve as an important element of the Foundation's portfolio, with gifts matched in 2018 totaling $59 million.

FOCUS AREAS

The GE Foundation is developing skills by bringing innovative learning in community health globally and science, technology, engineering and mathematics (STEM) education, scaling what works, and building sustainable solutions. For example, a $25 million commitment to Safe Surgery 2020 aims to improve surgical capacity, leadership and innovation in developing countries in Africa and Southeast Asia. In addition, the GE Foundation made a $25 million commitment to drive STEM education in Boston Public Schools to prepare students for the jobs of the future.

Compensation

Management Proposal No. 1

Advisory Approval of Our Named Executives' Pay

What are you voting on?
In accordance with Section 14A of the Exchange Act, we are asking shareowners to vote on an advisory basis to approve the compensation paid to our named executives, as described in this proxy statement.

Impact of the say-on-pay vote. This advisory proposal, commonly referred to as a "say-on-pay" proposal, is not binding on the Board. However, the Board and the Compensation Committee will review and consider the voting results when evaluating our executive compensation program.

We hold say-on-pay votes annually. Under the Board's policy of providing for annual say-on-pay votes, the next say-on-pay vote will occur at our 2020 annual meeting.

 **YOUR BOARD RECOMMENDS A VOTE FOR THE SAY-ON-PAY PROPOSAL**

Why the Board recommends a vote FOR the say-on-pay proposal. The Board believes that our compensation policies and practices are effective in achieving the company's goals of:

- **Promoting accountability** for performance.
- **Rewarding** sustained financial and operating performance and withholding compensation when those objectives are not achieved.
- **Aligning** our executives' interests with those of our shareowners to create long-term value.
- **Motivating** executives to remain with us for long and productive careers.

Overview of Our Executive Compensation Program

Although the executive compensation discussion in this proxy statement focuses on the compensation decisions for our named executives —Larry Culp (Chair & CEO), Jamie Miller (SVP & CFO), John Flannery (Former Chair & CEO), Michael Holston (SVP & General Counsel), David Joyce (Vice Chair, GE & CEO of Aviation), and Kieran Murphy (SVP, GE and CEO of Healthcare) — our executive compensation programs apply broadly across GE's employee ranks. For 2018, approximately 3,600 executives received equity incentives and participated in our annual cash bonus plan, and a subset of our senior executives participated in our long-term performance award program, which concluded at the end of 2018. We strive to pay fair and competitive wages to all of our employees, considering the specific job markets in which they work and peer compensation.

Key Considerations in Setting Pay

This section describes the key considerations the Compensation Committee takes into account when designing pay programs and making compensation decisions. 2018 was a year of extraordinary change as we addressed a variety of operational challenges and continued the transformational activities that commenced in 2017. In conjunction with these efforts, a change in leadership occurred under which our former Chairman and CEO, John Flannery, was replaced by Larry Culp, who at the time was serving as an independent member of our Board and lead director. This leadership transition required some extraordinary compensation decisions, each of which is described in detail in the discussion that follows. The Compensation Committee believes that these decisions appropriately supported shareowner interests by treating the exiting CEO fairly in light of his 31-year career with GE, and by ensuring that our new CEO's compensation is strongly tied to restoration of shareowner value.

In hiring Mr. Culp, the Board brought in the first external CEO in GE's history. During Mr. Culp's 14-year tenure as CEO of Danaher, the company delivered a total shareholder return of 545%, which compares to 119% for the S&P 500 over the same period. In the last year, GE has also brought in other senior executives with proven experience and strong track records, including a new general counsel from Merck, Michael Holston, and a new head of human resources from American

Express, Kevin Cox. Attracting top talent during a period of significant change was a key priority for GE, aimed at providing stability and restoring the market's confidence in the company's leadership. The committee believes that attracting the right executives during this time was paramount, that the pay packages are commensurate with the quality of the individuals and the level of compensation required to attract such talent, and that the compensation is appropriately performance-based to ensure alignment between management and shareowner interests over the long term.

While certain of our businesses performed very well, including Aviation and Healthcare, our overall results fell short of our expectations in 2018 due to poor performance in our Power business. David Joyce and Kieran Murphy received above-target bonuses for 2018, based on our new bonus structure that was put in place at the beginning of 2018 and the strong performance of the businesses that they lead. The performance metrics for the Corporate bonus pool were not met for 2018. As a result, no bonus was paid to Mr. Flannery. For our other Corporate named executives, the Compensation Committee exercised its discretion in granting a target or partial bonus, as further described below. Neither of our long-term performance programs that were based on the three-year performance period from 2016 to 2018 met the conditions for a payout and these awards were therefore forfeited in their entirety. These programs consisted of the 2016 PSUs, which would have paid out in stock, and the 2016-2018 long-term performance awards (LTPAs), which would have paid out in cash.

FOCUSED ALIGNMENT BETWEEN INVESTORS AND EXECUTIVES

The Compensation Committee believes that our executive compensation programs should focus our leadership team on the key metrics that are meaningful for investors and that are key contributors to the creation of sustainable shareowner value, rather than an exhaustive list of metrics across various different programs. We also foster shareowner alignment and a strong pay-for-performance culture by setting the metrics in our incentive compensation plans to create balance between our short- and long-term operating frameworks. We set target performance levels that are challenging but reasonably achievable if we meet our business objectives, and aligned with guidance provided to investors and our longer-term financial outlook. We set commensurately more challenging goals in association with above-target payouts.

EMPHASIS ON FUTURE PAY OPPORTUNITY VERSUS CURRENT PAY

The Compensation Committee strives to provide an appropriate mix of compensation elements, including finding a balance between current and long-term compensation and between cash and equity incentive compensation. Cash payments primarily are aligned with and reward more recent performance, while equity awards encourage our named executives to deliver sustained strong results over a multi-year performance period, thereby encouraging both strong performance and supporting our talent retention objectives. The committee believes that most of our named executives' compensation should be contingent on the company's long-term stock price performance. Consistent with this belief, the committee terminated the cash-based LTPA program. Going forward, we expect to deliver a greater percentage of our executive compensation in the form of equity.

BALANCE BETWEEN OVERALL COMPANY AND BUSINESS UNIT RESULTS

The committee believes that our named executives, as key members of the company's leadership team, share the responsibility to support GE's overall goals and performance. This compensation philosophy is most clearly reflected in our annual equity incentive grants, which tie our executives' pay to overall company performance. The committee believes that there should also be clear accountability for the performance of each executive's business. As a result, beginning in 2018, the committee decided to tie the annual cash bonus program for each top-tier business, as well as for each business's leader, to the individual business's results. Equity awards continue to incentivize our leaders to enhance GE's overall performance, regardless of whether they are at Corporate or in one of the businesses.

COMPENSATION COMMITTEE JUDGMENT

Our compensation programs primarily focus on payouts that are tied to specific quantitative performance objectives. However, the committee retains the authority to exercise discretion, whether positive or negative, over our compensation programs. In 2018, the committee exercised its discretion by determining to pay bonuses to certain Corporate employees, notwithstanding the failure to meet the performance criteria set forth under the bonus plan. In making this decision, the committee took into account the considerable progress that had been made in executing on the company's strategic plan, the fact that many of these employees had been asked to take on additional responsibilities, and the fact that most of the businesses other than Power performed well. By contrast, in 2017, the committee exercised its discretion by determining not to pay a bonus to most of our named executives and by cancelling the 2015 PSU awards, despite the fact that in each case partial achievement of the performance conditions would have entitled the recipients to a payout in the absence of the permitted discretion.

CONSIDERATION OF RISK

Our compensation programs are balanced and focused on the long term so that our named executives can achieve appropriate compensation through consistent superior performance over sustained periods of time. In addition, large amounts of compensation are usually deferred or realizable only upon retirement, providing strong incentives to manage for the long term while avoiding excessive risk-taking in the short term. Compensation is also balanced among current cash payments, deferred cash and equity awards. In addition, our equity awards have specific holding requirements for senior executives, which discourages excessive risk taking by ensuring that pay remains subject to our share price performance even after it is earned. The Compensation Committee retains discretion to adjust compensation pursuant to our clawback policy as well as for quality of performance and adherence to company values. See "Clawbacks and Other Remedies for Potential Misconduct" on page 51 for more information.

Primary Compensation Elements for 2018

The table below sets forth the primary elements of our executive compensation programs. In 2017, the Compensation Committee decided to terminate the LTPA program, which concluded at the end of 2018.

Compensation Profile

2018 COMPENSATION FRAMEWORK: PRIMARY ELEMENTS

	Salary	Bonus	PSUs	Options	RSUs	LTPAs
Who receives	All named executives				All named executives except CEO	
When granted	Reviewed every 24 months	Annually in February or March for prior year	Generally annually in the first quarter of each year			LTPA program terminated in 2018
Form of delivery	Cash		Equity			
Type of performance	Short-term emphasis		Long-term emphasis			
Performance period	Ongoing	1 year	3 years + 1 year additional holding period	Generally 3-year vesting period		No payout for final performance period (2016-2018)
How payout is determined	Committee judgment	Formulaic & committee judgment	Formulaic; committee verifies performance before payout	Formulaic; depends on stock price on exercise/vest date		
Most recent performance measures	N/A	EPS and Free Cash Flow (Corporate execs) Earnings and Free Cash Flow (Business execs)	GE TSR v. S&P 500	Stock price appreciation		
What is incentivized	Attract and retain top talent	Deliver on annual investor framework	Outperform peers	Increase stock price	Balance against excessive risk taking	

How Our Incentive Compensation Plans Paid Out for 2018

This section provides an overview of how GE performed against the goals established under its 2018 annual bonus program, the 2016 PSUs, and the 2016-2018 Long-Term Performance Awards (LTPAs). The performance period for each of these programs concluded in 2018. See "Compensation Actions for 2018" on page 35 for amounts paid to the named executives as well as how we assessed their individual performance.

2018 Annual Bonuses

CORPORATE. Due to ongoing challenges in the Power business, neither of the performance metrics for the funding of the Corporate bonus pool were met for 2018, despite strong performance by several

of our businesses, most notably Aviation and Healthcare. As a result, no bonus was paid to our former Chairman and CEO, Mr. Flannery. The Compensation Committee applied its discretion to pay partial or target bonuses to Mr. Culp, Ms. Miller and Mr. Holston, based upon their significant efforts during the year, as further described below.

AVIATION AND HEALTHCARE. The bonus pools for Mr. Joyce and Mr. Murphy, our named executives in the Aviation and Healthcare businesses, respectively, were funded above target due to strong performance in each of those businesses, as described below. For each of these businesses, the bonus pool was based upon exceeding performance targets for earnings and free cash flow.

(in $ millions, other than per share amounts)	Bonus Pool Performance Metrics	Threshold (50%)	Target (100%)	Maximum (150%)	Weighting	Result	Bonus Pool Funding
GE Corporate (Culp, Miller, Flannery and Holston)	Earnings Per Share*	$0.65 / $1.00	$1.04	$1.07	50%	Missed	0%
	Free Cash Flow*	$4,515 / $6,000	$6,400	$7,000	50%	Missed	(Adjusted per below)
Aviation (Joyce)	Earnings*	$6,010	$6,130 / $6,163	$6,250	50%	Above Target	138%
	Free Cash Flow*	$2,705	$2,905	$3,130 / $4,230	50%	Above Maximum	
Healthcare (Murphy)	Earnings*	$3,220	$3,320	$3,420 / $3,451	50%	Above Maximum	150%
	Free Cash Flow*	$2,360	$2,535	$2,685 / $3,018	50%	Above Maximum	

* Non-GAAP financial measures. For information on how these metrics are calculated, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 52.

FUNDING METRICS FOR THE ANNUAL BONUS POOL. In 2018, the Compensation Committee determined that it would simplify the metrics for the annual bonus program, which were previously determined across the company based on five financial goals and a series of strategic goals. Under this new program, bonuses were determined for each business unit based primarily on two financial goals (generally free cash flow and earnings per share or earnings) that were tailored to the business unit. For certain business units, additional metrics or funding criteria were also applied to individuals at different levels of seniority to help incentivize particular performance, such as cost cutting. For our Corporate named executive officers, the bonus pool performance metrics for 2018 continued to be based upon company-wide results.

HOW THE BONUS PROGRAM WORKS. We pay cash bonuses to our named executives each February or March for the prior year, if earned. At the beginning of each year or the time of hire, the company determines who is eligible to participate in the bonus plan and each individual's target bonus as a percent of salary. Approximately 3,600 employees at the executive-band level and above are eligible to participate. For our named executives, target bonuses are typically set at 100-150% of salary. At the beginning of the year, the Compensation Committee also sets the performance goals for each bonus pool.

Separate bonus pools are set up for employees at Corporate (using company-wide metrics) and for each of the businesses (using metrics specific to that business that collectively roll up to the Corporate targets). The committee may set additional metrics or funding criteria for individuals at different levels of seniority.

In January or February following the completion of the performance period, the Compensation Committee assesses performance against the metrics for the prior year to determine the level of funding for each business's bonus pool, including whether positive or negative discretion should be applied. Once the bonus pool is determined, payments are made at the individual level, with adjustments made as warranted by managers within the businesses based upon the eligible individual's performance.

ADJUSTMENTS TO BONUS PROGRAM. The Compensation Committee maintains authority to adjust performance metrics under the bonus program. In April 2018, the committee provided an incremental incentive for each of the tier one businesses to meet additional free cash flow goals. This incremental incentive did not have any impact on the bonuses for the named executives.

HOW WE EVALUATED BUSINESS PERFORMANCE AND ALLOCATED THE BONUS POOL

CORPORATE. For our Corporate named executives, Mr. Culp, Ms. Miller, Mr. Flannery and Mr. Holston, bonuses were evaluated based upon the achievement of performance goals for the company. Due to the failure to meet the company's earnings per share and free cash flow targets for the year, the Compensation Committee did not pay a bonus to Mr. Flannery for 2018. However, the committee exercised its discretion in paying bonuses at target for Mr. Culp (pro rata, based on the portion of the year worked) and Mr. Holston (based on a full year), and a bonus at 80% of target for Ms. Miller. In exercising its discretion, the committee noted that the failure to meet the performance criteria was largely due to ongoing challenges in the Power business, notwithstanding strong performance across the rest of the businesses. The committee also took into account the considerable efforts of the team in redefining the company's strategy and executing on a number of important initiatives. The committee noted that the issues relating to the failure to meet the

performance criteria pre-dated the arrival of Mr. Culp and Mr. Holston at the company, and Mr. Holston had forfeited a bonus with his prior employer by agreeing to join GE. The committee exercised discretion in granting a bonus to Ms. Miller in recognition of her considerable efforts during the year in developing and supporting the change in the company's strategy and other initiatives.

AVIATION. Mr. Joyce's performance was based upon the Aviation business, for which he is the CEO. The Aviation business performed strongly in 2018, and the business's bonus pool was funded at 138% of target. The Aviation business exceeded its annual targets for both earnings and free cash flow.

HEALTHCARE. Mr. Murphy's performance was based upon the Healthcare business, for which he is the CEO. The Healthcare business also performed strongly in 2018, and the business's bonus pool was funded at 150% of target. The Healthcare business exceeded its annual targets for both earnings and free cash flow.

2016 PSU Grants

2016 PSUs CANCELLED. PSUs typically have a three-year performance period and pay out in stock, based upon the achievement of certain performance metrics. In February 2019, the Compensation Committee determined that the company did not meet the total cash or the industrial profit margin targets for the PSUs, which were set in 2016 at the beginning of the three-year performance period. As a result, the awards were forfeited. The value forfeited by the named executives was $0.7 million, based on the closing price of GE stock of $10.04 on February 14, 2019, the date the committee made its determination.

PERFORMANCE GOAL[1]	Performance Period	Weighting	Threshold	Target	Percent Payout
Total cash generation[2]	2016–2018	50%	$57 billion — $70 billion	$85 billion	0%
Adjusted GE Industrial profit margin[3]	2018	50%	9% — 15%	16%	0%
Relative TSR	2016–2018	+/- 25% adjustment			

2016-2018 Long-Term Performance Awards (LTPAs)

NO PAYOUT FOR 2016-2018 LTPAs. The LTPAs are a cash-based program that historically were granted once every three years, with payouts based on the achievement of five different performance goals over a three-year performance period. In February 2019, the Compensation Committee assessed the company's performance against the five goals under the 2016-2018 LTPAs that were granted in March 2016, and determined that none of the goals were met. As a result, the 2016-2018 LTPAs were forfeited. In 2017, the Compensation Committee decided to terminate the LTPA program following the conclusion of the 2018 performance cycle. Below is a summary of the company's performance against the LTPA goals.

PERFORMANCE GOAL[1]	Performance Period	Weighting	Threshold	Target	Maximum	Percent Payout
Industrial Operating + Verticals EPS[4]	2016–2018	20%	<$5.05 — $5.05	$5.35	$5.55	0%
Total cash generation[2]	2016–2018	20%	$57 billion — $70 billion	$85 billion	$97 billion	0%
Adjusted GE Industrial profit margin[3]	2018	20%	9% — 15%	16%	17%	0%
Industrial ROTC[5]	2018	20%	(19%) — 16%	16%	18%	0%
Cash returned to investors[6]	2016–2018	20%	$47 billion — $55 billion	$62 billion	$67 billion	0%

HOW THE COMPENSATION COMMITTEE WOULD HAVE CALCULATED PAYOUTS. If the awards had paid out for the named executives, they would have paid as a multiple of the named executive's final salary at the end of the performance period, plus average bonus over the three years of the performance period, with multiples set at 0.50X, 1.00X and 2.00X for threshold, target and maximum performance respectively. Payout multiples for other participants started at significantly lower levels. There were no payouts under the program for performance below the threshold level, and amounts would have been prorated for performance between the established levels.

---

[1] For information on how these metrics are calculated, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 52.

[2] Includes GE CFOA (Industrial CFOA plus dividends from GE Capital) plus proceeds from Industrial dispositions (after taxes), with BHGE on a dividend basis.

[3] Includes Industrial segment profit plus adjusted Corporate operating costs (excludes non-operating pension costs, restructuring and other charges & gains).

[4] This metric is no longer reported by the company.

[5] Industrial return on total capital.

[6] Includes dividends plus share repurchases.

Compensation Actions for 2018

Aligning CEO Pay with Investors



Larry Culp
CHAIRMAN & CEO (SINCE SEPTEMBER 30, 2018)

AGE: 55
EDUCATION: WASHINGTON COLLEGE; MBA, HARVARD
GE TENURE: <1 YEAR

PERFORMANCE ASSESSMENT. As the Chairman & CEO, Mr. Culp plays a central role in shaping the company's strategy, establishing the framework against which performance is measured, and delivering on that performance. The Compensation Committee determined that although Mr. Culp was only in the CEO role for the last three months of 2018, he worked quickly and effectively during that time to execute on the company's strategy. The committee decided not to use the formulaic criteria under the bonus program in determining Mr. Culp's performance-based pay, in light of the fact that the criteria were established before Mr. Culp joined the company. By the time Mr. Culp was appointed as CEO, it had become clear that achieving the pre-determined criteria would be very difficult. Instead, the committee determined to pay Mr. Culp a pro-rated bonus at target, in recognition of his success in delivering on several key initiatives during a short timeframe since stepping in as CEO.

2018 EARNED COMPENSATION

Base salary

$625,000 paid in 2018 (for partial year service, based on $2.5 million annual salary)

Annual bonus

$937,500 paid for 2018 (equal to 100% of target, based on $3.75 million annual target)

2018 GRANTED COMPENSATION

Inducement PSUs

$13.7 million grant date fair value

- Earn out, if any, based on stock price appreciation through 2022, as described below

CEO TRANSITION

PAY STRUCTURE. Upon his appointment as CEO, Mr. Culp's salary was set at $2,500,000 under his employment agreement. In setting his salary, the Compensation Committee took into consideration the fact that Mr. Culp had 14 years of experience as a highly successful public company CEO and the importance of attracting Mr. Culp to the role, particularly in light of the challenges facing the company. At the time of his appointment, Mr. Culp had been serving as a director since April 2018 and our lead director since June 2018, and was very familiar with the company and its strategy. His bonus target, which was set at 150% of salary, was consistent with the bonus target for Mr. Culp's predecessor, and reflected the committee's belief that the majority of Mr. Culp's cash-based compensation should be contingent on performance. Under the terms of his employment agreement, Mr. Culp was also guaranteed an annual equity grant, solely in the form of PSUs, with a grant date fair value of $15 million, beginning in 2019, and to be awarded on the same terms as the PSUs granted to the company's other senior executives. For additional detail on Mr. Culp's employment agreement, see "Employment Agreement with Mr. Culp" on page 47.

INDUCEMENT GRANT. As an inducement to Mr. Culp to accept the role as Chairman and CEO, he was granted a one-time award of PSUs that will pay out as a number of GE shares if the company's stock price appreciates significantly during the four-year performance period between October 1, 2018 and September 30, 2022. Achievement of the performance goal will be measured against a baseline price of $12.40 (the average closing price of the company's stock for the 30 consecutive trading days prior to Mr. Culp's appointment) as set forth in the table below. In setting these targets, the committee intended to set rigorous performance criteria for all of Mr. Culp's equity compensation to further align him with shareowners.

	Threshold	Target	Maximum
Percentage increase above baseline price	50%	100%	150%
30 consecutive trading day average GE closing price	$18.60	$24.80	$31.00
Payout (number of GE shares)	2.5 million	5.0 million	7.5 million

No shares will be awarded if the threshold 50% appreciation level is not met, and if the 30 consecutive trading day average GE closing price is between the threshold, target and maximum levels, a proportionate number of shares between those levels will be earned. In the event of a spin-off of a business to GE shareowners (such as the spin-off of Wabtec shares in the Transportation merger), achievement of the performance goal will also factor in the performance of those securities from the spin date, and Mr. Culp's PSU award will also be adjusted to pay out in shares of the spun-off entity (or, where infeasible, the company may adjust the PSU award or the performance targets to prevent the enlargement or diminution of the award) at the end of the performance period. The inducement award will be adjusted for any extraordinary dividends. Mr. Culp is also entitled to payment of the inducement award if (i) the company undergoes a change of control, (ii) he is terminated other than for cause, or (iii) he leaves the company for a good reason. For a discussion of these circumstances and the potential payout, see "Potential Termination Payments" on page 47.

Compensation for Our Other Named Executives



Jamie Miller

AGE: 50
EDUCATION:
MIAMI UNIVERSITY
GE TENURE: 13 YEARS

CURRENT AND PRIOR ROLES
Senior Vice President & CFO (since November 2017); former President & CEO, GE Transportation; former Chief Information Officer, GE; former Controller, GE

PERFORMANCE ASSESSMENT
The committee exercised its discretion to grant Ms. Miller a bonus at 80% of target. In making this determination, the committee took into account her key role in developing and supporting the company's strategic plan to reshape its portfolio structure, as well as her significant contributions toward: supporting the Board and CEO during the recent CEO transition, executing on the company's strategy of mitigating financial risk and reducing its leverage, simplifying the company's disclosures, reducing the size of the company's Corporate operations, shifting resources back to the businesses, and the performance by divisions reporting to Ms. Miller, including GE Capital.

2018 EARNED COMPENSATION

Base salary

$1.45 million (remained flat; last increase effective upon promotion to CFO in November 2017)

Annual bonus

$1.16 million paid (equal to 80% of target of $1.45 million)

2016 PSUs

$0 paid ($200,800 value cancelled)

2016-2018 LTPA

$0 paid

2018 GRANTED COMPENSATION

Equity grant

$4.3 million grant date fair value, approximately two-thirds as PSUs, and one-third as RSUs

---



John Flannery

AGE: 57
EDUCATION:
FAIRFIELD UNIVERSITY;
MBA, WHARTON
GE TENURE: 31 YEARS

CURRENT AND PRIOR ROLES
Former Chairman (October 2017-September 2018) & CEO (August 2017-September 2018); former President & CEO GE Healthcare

PERFORMANCE ASSESSMENT
The committee did not pay Mr. Flannery a bonus in light of his separation from the company and the failure to meet the company's financial goals for the year.

SEVERANCE ARRANGEMENTS
In determining the amount of Mr. Flannery's severance, his ongoing eligibility for certain equity awards, and his eligibility for the GE Supplementary Pension Plan upon reaching age 60, the committee took into account his 31 years of service to GE in a number of significant leadership roles, including substantially improving the performance of GE Healthcare. The committee determined that these arrangements were fair to Mr. Flannery, consistent with market practice and within the scope of historic GE practice.

2018 EARNED COMPENSATION

Base salary

$1.5 million paid (based on partial year service; remained flat at $2 million, with his last salary increase effective upon his promotion to CEO in August 2017)

Annual bonus

$0 paid (equal to 0% of target of $3 million)

2016 PSUs

$0 paid ($271,080 value cancelled)

2016-2018 LTPA

$0 paid

2018 GRANTED COMPENSATION

Equity grant

$13.8 million: $11.5 million grant date fair value, delivered as PSUs; $2.3 million grant date fair value attributable to the modification of existing PSU awards to maintain partial eligibility post-separation

Severance payment

$4.25 million payable over 12-month period, subject to compliance with non-compete and other obligations



Michael Holston

AGE: 56
EDUCATION:
NOTRE DAME;
JD, VILLANOVA
GE TENURE: <1 YEAR

CURRENT AND PRIOR ROLES

Senior Vice President, General Counsel & Secretary (since April 2018); former Executive Vice President and General Counsel, and Chief Ethics and Compliance Officer, Merck & Co. (2012-2018); former Executive Vice President, General Counsel and Secretary, Hewlett-Packard (2007-2011)

PERFORMANCE ASSESSMENT

The committee exercised its discretion to pay Mr. Holston a full year's bonus at target, in light of the fact that he forfeited a bonus opportunity with his prior employer by joining GE mid-year. In addition, the committee recognized Mr. Holston's significant contributions toward the company and the execution of the strategic plan, as well as supporting the Board and CEO during the recent CEO transition, and restructuring Corporate resources.

2018 EARNED COMPENSATION

Base salary

$1.5 million, effective upon the commencement of his employment

Annual bonus

$1.5 million paid (equal to 100% of $1.5 million target for full year)

New hire bonus

$1.5 million

2018 GRANTED COMPENSATION

New hire equity grant

$6.1 million: $2.4 million grant date fair value stock option grant, and $3.7 million grant date fair value RSU grant

Equity grant

$3.1 million grant date fair value, delivered equally between PSUs and RSUs

---



David Joyce

AGE: 62
EDUCATION:
MICHIGAN STATE; M.A. FINANCE, XAVIER
GE TENURE: 38 YEARS

CURRENT AND PRIOR ROLES

Vice Chair, GE and President & CEO, Aviation (since 2008), leader for GE Additive; previously vice president and general manager of commercial engines and held other GM positions within Aviation

PERFORMANCE ASSESSMENT

The committee recognized Mr. Joyce's contribution toward the strong performance of the Aviation business in exceeding its financial goals for the year, particularly for earnings and free cash flow, while also delivering on the business's strategic goals for the year, including shipping over 1,100 LEAP engines. In assessing Mr. Joyce's salary, the committee took into account his significant responsibilities as head of the Aviation business and oversight for other initiatives as Vice Chairman, including the company's Additive efforts.

2018 EARNED COMPENSATION

Base salary

$1.75 million (increased 21% in September 2018 after a 24-month interval since his last salary increase)

Annual bonus

$2.415 million paid (equal to 138% funding for the Aviation business and a personal bonus target at 100% of base salary)

2016 PSUs

$0 paid ($271,080 value cancelled)

2016-2018 LTPA

$0 paid

2018 GRANTED COMPENSATION

Equity grant

$3.4 million grant date fair value, delivered equally between PSUs and RSUs

---



Kieran Murphy

AGE: 56
EDUCATION:
UNIVERSITY COLLEGE DUBLIN; M.A. MARKETING, UNIVERSITY OF MANCHESTER INSTITUTE OF SCIENCE AND TECHNOLOGY
GE TENURE: 11 YEARS

CURRENT AND PRIOR ROLES

Senior Vice President, GE and President & CEO, GE Healthcare (since 2017); former President and CEO, GE Life Sciences (2011-2017); former CEO and Executive Director, Whatman plc (2007-2008)

PERFORMANCE ASSESSMENT

The committee recognized Mr. Murphy's contribution toward the strong performance of the Healthcare business in exceeding its financial goals for the year, particularly for earnings and free cash flow, while also leading GE Healthcare as it undertook significant efforts toward preparing for separation as a standalone company.

2018 EARNED COMPENSATION

Base salary

$1.1 million (£850,000)

Annual bonus

$1.7 million paid (£1.275 million) (equal to 150% funding for the Healthcare business and a personal bonus target at 100% of base salary)

2016-2018 LTPA

$0 paid

2018 GRANTED COMPENSATION

Equity grant

$2.6 million grant date fair value, delivered equally between PSUs and RSUs

Special retention grant

$1.7 million grant date fair value, delivered as stock options, awarded in January 2018

Summary Compensation

Summary Compensation Table

Name & Principal Position	Year	Salary	Bonus	PSUs & RSUs	Stock Options	LTPAs	Pension & Deferred Comp.	All Other Comp.	SEC Total
Larry Culp* Chairman & CEO	2018	$ 625,000	$ 937,500	$13,740,000	N/A	$0	$ 86,662	$ 9,665	$15,398,827
Jamie Miller* SVP & CFO	2018	$1,450,000	$1,160,000	$ 4,334,060	N/A	$0	$ 0	$ 457,618	$ 7,401,678
	2017	$1,335,417	$ 0	$ 1,810,930	$ 519,000	$0	$1,154,778	$ 237,736	$ 5,057,861
John Flannery* Former Chairman & CEO	2018	$1,500,000	$ 0	$13,800,104**	N/A	$0	$ 62,127	$1,281,059	$16,643,290
	2017	$1,737,500	$ 0	N/A	$2,076,000	$0	$3,255,222	$1,931,881	$ 9,000,603
Michael Holston* SVP & General Counsel	2018	$1,095,000	$3,000,000	$ 6,731,334	$2,400,000	$0	$ 224,393	$ 64,989	$13,515,716
David Joyce Vice Chair & CEO Aviation	2018	$1,550,000	$2,415,000	$ 3,382,585	N/A	$0	$ 0	$ 175,146	$ 7,522,731
	2017	$1,450,000	$1,385,000	$ 695,240	$ 692,000	$0	$ 673,996	$ 264,930	$ 5,161,166
	2016	$1,333,333	$1,524,000	$ 6,212,431	$ 750,000	$0	$2,523,853	$ 239,240	$12,582,857
Kieran Murphy*† SVP & CEO Healthcare	2018	$1,135,814	$1,703,721	$ 2,608,677	$1,670,000	$0	$ 118,580	$ 53,373	$ 7,290,165

* Under applicable SEC rules, we have excluded Mr. Murphy's compensation for 2016 and 2017 and Ms. Miller and Mr. Flannery's compensation for 2016 as they were not named executives during those years. Mr. Culp and Mr. Holston were first employed by the company in 2018.

** For Mr. Flannery, PSU amounts include $11.5 million attributable to the grant date fair value of his 2018 PSU awards, most of which were cancelled upon his separation. The value of the PSU awards for which he remained eligible, as of the date of his separation agreement, was $2.3 million.

† For Mr. Murphy, all cash amounts (including salary and bonus) were originally paid in British pounds and converted for purposes of this presentation at an exchange rate of $1.3363 per £1.00, the 2018 average noon buying rate certified for custom purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

SALARY. Base salaries for our named executives depend on the scope of their responsibilities, their leadership skills and values, and their performance and length of service. Executives are generally eligible for salary increases at 24-month intervals. The amount of any increase is affected by current salary and amounts paid to peers within and outside the company. Each of the named executives, other than Mr. Murphy, contributed a portion of his or her salary to the GE Retirement Savings Plan (RSP), the company's 401(k) savings plan. The salary amount for Mr. Flannery is through his departure on September 30, 2018.

BONUS. Amounts earned under our annual cash bonus program and, in the case of Mr. Holston, for a $1.5 million signing bonus in connection with the negotiation of his employment. See "How the Bonus Program Works" on page 32 for additional information.

PSUs & RSUs. Aggregate grant date fair value of stock awards in the form of PSUs and RSUs granted in the years shown, other than for 2017, during which only RSUs (and no PSUs) were granted. Generally, the aggregate grant date fair value is the amount that the company expects to expense for accounting purposes over the award's vesting schedule and does not correspond to the actual value that the named executives will realize from the award. In particular, the actual value of PSUs received is different from the accounting expense because it depends on performance. For example, as described under "2016 PSU Grants" on page 34, the 2016 PSU grants were cancelled by the Compensation Committee, and as a result, none of our named executives received a payout for these awards. Although the PSUs were cancelled, GE does not adjust the related amounts previously reported as compensation in the year of the PSU award to reflect the cancellation (in the case of Mr. Joyce, $721,081 reported as compensation for him in 2016). In accordance with SEC rules, the aggregate grant date fair value of the PSUs is calculated based on the most probable outcome of the performance conditions as of the grant date in the case of performance-based awards. For market-based PSU awards, including all of the PSUs granted in 2018, aggregate grant date fair value assumes performance at target.

For Mr. Flannery, the 2018 amounts reported under PSUs & RSUs represent 800,000 PSUs granted in February 2018 with a grant date fair value of $11.5 million. Under the terms of his separation agreement, most of these PSUs were cancelled. The fair market value of the PSU awards for which Mr. Flannery remained eligible post-separation, as of the date of his separation agreement (which also includes his 2016 PSUs), is $2.3 million. See the Long-Term Incentive Compensation Table on page 40 for additional information on the 2018 grants.

STOCK OPTIONS. Aggregate grant date fair value of option awards granted in the years shown. These amounts reflect the company's accounting expense and do not correspond to the actual value that the named executives will realize. For information on the assumptions used in valuing a particular year's grant, see the note on Other Stock-Related Information in GE's financial statements in our annual report on Form 10-K. Certain stock options granted to Mr. Flannery in 2017 were subsequently cancelled upon his departure from the company. See the Long-Term Incentive Compensation Table on page 40 for additional information on 2018 grants.

LTPAs. No amounts were earned under our Long-Term Performance Awards (LTPAs), a cash-based incentive plan arrangement that we historically granted only once every three or more years, due to the failure to meet the performance goals under the plan. The LTPA program has been terminated following the conclusion of the most recent performance cycle, which ended in 2018. For more information, see 2016-2018 Long-Term Performance Awards (LTPAs) on page 34.

PENSION & DEFERRED COMP. Sum of the change in pension value and above-market earnings on nonqualified deferred compensation, which break down as shown in the following table.

Name	Change in Pension Value	Above-market Earnings
Culp	$ 86,662	$ 0
Miller	$ 0	$ 0
Flannery	$ 0	$62,127
Holston	$224,393	$ 0
Joyce	$ 0	$ 0
Murphy	$118,580	$ 0

Year-over-year changes in pension value generally are driven by changes in actuarial pension assumptions as well as increases in service, age and compensation. See "Pension Benefits" on page 45 for additional information, including the present value assumptions used in this calculation. Above-market earnings represent the difference between market interest rates calculated under SEC rules and the 6% to 14% interest contingently credited by the company on salary that the named executives deferred under various executive deferred salary programs in effect between 1991 and 2018. See "Deferred Compensation" on page 44 for additional information.

ALL OTHER COMP. We provide our named executives with other benefits that we believe are reasonable, competitive and consistent with our overall executive compensation program. The costs of these benefits for 2018, minus any reimbursements by the named executives, are shown in the table below.

Name	Life Insurance Premiums	Retirement Savings Plan	Personal Use of Aircraft	Leased Cars	Financial & Tax Planning	Relocation Benefits	Relocation Tax Benefits	Other	Total
Culp	N/A	$ 9,665	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 9,665
Miller	$ 46,879	$ 9,625	$ 0	$21,751	$2,672	$231,041	$145,153	$ 497	$ 457,618
Flannery	$126,501	$ 9,625	$ 3,979	$ 0	$ 0	$ 12,672	$ 2,049	$1,126,233	$1,281,059
Holston	N/A	$19,250	$ 0	$ 0	$ 0	$ 37,003	$ 7,363	$ 1,373	$ 64,989
Joyce	$125,353	$ 9,625	$13,257	$22,370	$ 0	$ 0	$ 0	$ 4,541	$ 175,146
Murphy	$ 35,734	N/A	$ 0	$17,639	$ 0	$ 0	$ 0	$ 0	$ 53,373

Life Insurance Premiums. Taxable payments to cover premiums for universal life insurance policies they own. These policies include: (1) Executive Life, which provides universal life insurance policies for the indicated named executives totaling $3 million in coverage at the time of enrollment and increased 4% annually thereafter; and (2) Leadership Life, which provides universal life insurance policies for the indicated named executives with coverage of 2X their annual pay (salary + most recent bonus). As of January 1, 2018, these plans were closed to new employees and employees who were not already employed at the relevant band level, including Mr. Culp and Mr. Holston.

Retirement Savings Plan. For Ms. Miller and Messrs. Flannery and Joyce, represents GE's matching contributions to the named executives' RSP accounts equaling 3.5% of pay, up to the caps imposed under IRS rules. Messrs. Culp and Holston are eligible for matching contributions equaling 4% of pay, and automatic contributions equaling 3% of pay, up to the caps imposed under IRS rules. Mr. Murphy is based outside the United States and is ineligible for this program.

Personal Use of Aircraft. Amounts reflect the incremental cost to GE for the named executives' personal use of company owned or leased aircraft (including aircraft that is subject to fractional ownership). Where the named executive used company aircraft, costs were calculated based on the following variable costs: a portion of ongoing maintenance and repairs, aircraft fuel, satellite communications and any travel expenses for the flight crew. These amounts exclude non-variable costs, such as exterior paint, interior refurbishment and regularly scheduled inspections, which would have been incurred regardless of whether there was any personal use. Aggregate incremental cost, if any, of travel by the executive's family or guests is also included. Where the travel was on aircraft that is leased or subject to fractional ownership, the cost reflects the variable costs invoiced to the company for the flight.

Leased Cars. Expenses for the leased cars program, such as leasing and management fees, administrative costs and maintenance costs. This program was discontinued at the end of 2018 for all GE officers. Mr. Murphy did not participate in the leased cars program, but received a monthly car allowance.

Financial & Tax Planning. Expenses for the use of advisors for financial, estate and tax preparation and planning, and investment analysis and advice.

Relocation Benefits. Expenses for relocating the named executives and their families to GE's headquarters in Boston, including reimbursement of expenses in 2018 for moves that occurred in prior periods. Benefits for the named executives, including the tax benefits described below, generally were consistent with those provided to all employees who were asked to relocate, except that the company's officers received a higher potential home loss buyout benefit than other employees.

Relocation Tax Benefits. Tax benefits provided in connection with relocations.

Other. Total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of benefits included in the Personal Use of Aircraft, Leased Cars, Financial & Tax Planning, Relocation Benefits and Other columns for the named executive (except as otherwise described in this section). These other benefits included items such as: (1) car service fees; (2) home alarm and generator installation, maintenance and monitoring; and (3) an annual physical examination. For Mr. Flannery, this amount includes (a) $46,301 for car service, and (b) $1,062,500 of his $4,250,000 severance benefits that were granted to him under the terms of his separation agreement and that accrued during 2018. The majority of this severance amount is payable six months after separation in accordance with Rule 409A under the Internal Revenue Code.

SEC TOTAL. Total compensation, as determined under SEC rules.

Long-Term Incentive Compensation

Overview of Long-Term Incentive Compensation

Historically, GE provided the CEO and other senior leaders with four different forms of long-term incentive compensation awards: Long-Term Performance Awards (LTPAs), Performance Share Units (PSUs), stock options and, for senior leaders other than the CEO, Restricted Stock Units (RSUs). In 2017, the Compensation Committee decided to terminate the LTPA program, following the conclusion of the 2018 performance cycle. For 2018, both Mr. Culp and Mr. Flannery were awarded PSUs, and neither of them received LTPAs, stock options or RSUs.

Annual Equity Incentive Awards

GE typically uses a different equity compensation structure for the CEO than for other senior leaders. For the last several years, equity awards for our CEO have generally been weighted toward PSUs, with occasional stock option grants. In recent years, we have expanded the number of senior leaders receiving PSU awards to drive greater accountability among these individuals for company-wide results. Our senior leaders have historically received a mix of PSUs, RSUs and stock options, with greater emphasis in recent years on PSUs and RSUs.

How we determine award amounts. In determining award amounts, the committee evaluates executives' achievement of specific performance goals — with strong emphasis on their contributions to overall company performance in addition to their individual business or function — as well as expected future contributions to GE's long-term success, using past performance as a key indicator. In 2018, our annual equity incentive awards were targeted to be equally weighted (by approximate accounting value) between PSUs and RSUs for most of our senior leaders, with the exception of Mr. Flannery and Ms. Miller. Mr. Flannery's equity award as CEO was targeted to be weighted 2/3 PSUs and 1/3 stock options (with no grant of stock options in 2018 due to an option grant late in 2017). Ms. Miller's equity award as CFO was targeted to be weighted 2/3 PSUs and 1/3 RSUs. The Compensation Committee did not award PSUs in 2017, and only RSU and option awards were made while the committee considered the appropriate performance metrics and targets for the PSUs. As a result, the annual equity grants to our named executives in 2018 have a higher total grant date fair value than they otherwise would have.

- **Why we use stock options and RSUs.** We believe that stock options and RSUs are a means to effectively focus our named executives on delivering long-term value to our shareowners. Options have value only to the extent that the price of GE stock rises between the grant date and the exercise date, and RSUs reward and retain the named executives by offering them the opportunity to receive GE stock if they are still employed by us on the date the restrictions lapse.

- **Why we use PSUs.** We see PSUs as a means to focus our named executives on particular goals, including long-term operating goals. PSUs have formulaically determined payouts that convert into shares of GE stock only if the company achieves specified performance goals. Operating goals were not included in the 2018 PSUs due to the anticipated portfolio changes and difficulty in defining operating metrics that would be meaningful over a three-year period. See page 43 for information regarding the performance conditions for outstanding PSUs.

Long-Term Incentive Compensation Table

The following table — also known as the Grants of Plan-Based Awards Table — shows PSUs, RSUs and stock options granted to our named executives in 2018. Each of these awards, other than the PSU award to Mr. Culp, was approved under the 2007 Long-Term Incentive Plan, a plan that shareowners approved in 2007, 2012 and 2017. Mr. Culp's PSU award was a one-time inducement grant made outside the terms of the plan.

Name	Grant Date	Award Type	Estimated Future Payouts Under Performance Share Units (#)			Restricted Stock Units (#)	Stock Options (#)	Stock Option Exercise Price	Grant Date Fair Value of Awards
			Threshold	Target	Maximum				
Culp	12/31/2018	New Hire	2,500,000	5,000,000	7,500,000				$13,740,000
Miller	2/26/2018	Annual Equity	50,000	200,000	350,000				$ 2,871,060
	2/26/2018	Annual Equity				100,000			$ 1,463,000
Flannery	2/26/2018	Annual Equity	200,000	800,000	1,400,000				$11,484,240
	10/29/2018	Separation Modification	88,396	360,333	617,083				$ 2,315,864
Holston	4/24/2018	Annual Equity	25,475	101,900	178,325				$ 1,572,480
	4/24/2018	Annual Equity				101,900			$ 1,493,854
	4/24/2018	New Hire					800,000	$14.68	$ 2,400,000
	4/24/2018	New Hire				250,000			$ 3,665,000
Joyce	2/26/2018	Annual Equity	29,175	116,700	204,225				$ 1,675,264
	2/26/2018	Annual Equity				116,700			$ 1,707,321
Murphy	1/29/2018	Retention					500,000	$16.28	$ 1,670,000
	2/26/2018	Annual Equity	22,500	90,000	157,500				$ 1,291,977
	2/26/2018	Annual Equity				90,000			$ 1,316,700

PERFORMANCE SHARE UNITS. The named executives, other than Mr. Culp, were granted PSUs in 2018 that could convert into shares of GE stock at the end of the three-year performance period based on GE's Total Shareholder Return (TSR) versus the S&P 500, from the beginning of the performance period of February 26, 2018 through December 31, 2020. The 2018 PSUs are eligible to be earned as follows (with proportional adjustment for performance between threshold, target and maximum):

Threshold	Target	Maximum
35th percentile	55th percentile	80th percentile
Earn 25%	Earn 100%	Earn 175%

Performance below threshold results in no PSUs being earned. The named executives may receive between 0% and 175% of the target number of PSUs granted. Dividend equivalents are paid out only on shares actually received.

For Mr. Culp, the amounts above for PSUs reflect an inducement grant that the Board approved in connection with Mr. Culp's hiring as CEO. Under the terms of the award, the PSUs will pay out (except in the case of termination of employment by the company for cause or by Mr. Culp without good reason, and subject to proration in certain events) as a number of GE shares ranging from 2.5 million to 7.5 million shares, based on a GE stock price appreciation target ranging from 50% to 150% using the highest average closing price over 30 consecutive trading days during the four-year performance period from October 1, 2018 to September 30, 2022, with no payout for stock price appreciation of less than 50%. The performance target is measured against a baseline of $12.40. See "Inducement Grant" on page 35 for additional information.

For Mr. Flannery, amounts reported for PSUs reflect his February 2018 PSU grant, which was modified in connection with his departure, at which point 466,667 of the original 800,000 PSUs were cancelled. Amounts for Mr. Flannery under "Separation Modification" reflect the potential threshold, target and maximum number of PSUs that could be earned under pre-existing PSU awards for which Mr. Flannery continued to be eligible following his separation from the company. This represents his 2016 PSU award (target 27,000 PSUs), which was subsequently cancelled in February 2019 for failure to meet the performance targets, and his 2018 PSU award (target 333,333 PSUs), which remains outstanding (see "Separation Agreement with Mr. Flannery" on page 48).

RESTRICTED STOCK UNITS. The number of RSUs granted in 2018, which will vest in three equal annual installments, with the first installment (33%) vesting one year from the grant date, unless subject to accelerated vesting for retirement-eligible recipients. Dividend equivalents are paid out only on shares actually received. For Mr. Holston, the "New Hire" RSUs were intended to partially compensate him for equity awards he forfeited when he left his prior employer to join GE.

STOCK OPTIONS. The number of stock options granted in 2018, which, for Mr. Holston, will vest in three equal annual installments, with the first installment (33%) becoming exercisable one year from the grant date. These stock options were intended to partially compensate Mr. Holston for equity awards he forfeited when he left his prior employer to join GE. For Mr. Murphy, the stock options granted in 2018

vest in one tranche on the third anniversary of the grant date, unless the GE stock price closes at or above $20.35 prior to July 29, 2019, in which case half of the options will be subject to accelerated vesting on that date. See the Outstanding Equity Awards Table below and "Potential Termination Payments" on page 47 for information on accelerated vesting for retirement-eligible awards.

STOCK OPTION EXERCISE PRICE. Stock option exercise prices reflect the closing price of GE stock on the grant date.

GRANT DATE FAIR VALUE OF AWARDS. Generally, the aggregate grant date fair value is the amount that the company expects to expense in its financial statements over the award's vesting schedule.

- **For stock options**, fair value is calculated using the Black-Scholes value of each option on the grant date (resulting in a $3.00 per unit value for the grant made to Mr. Holston and a $3.34 per unit value for the grant made to Mr. Murphy).

- **For RSUs**, fair value is calculated based on the closing price of the company's stock on the grant date, reduced by the present value of dividends expected to be paid on GE common stock before the RSUs vest (resulting in a $14.63 per unit value for the February 2018 grants and a $14.66 per unit value for the April 2018 grants) because dividend equivalents on unvested RSUs (granted after 2013) are accrued and paid out only if and when the award vests.

- **For PSUs**, the actual value of units received will depend on the company's performance, as described above. Fair value is calculated by multiplying the per unit value of the award ($2.75 for Mr. Culp's inducement grant, $15.43 for Mr. Holston's April 2018 grant, and $14.36 for the February 2018 grants) by the number of units at target. The per unit value is based on the closing price of the company's stock on the grant date, adjusted to reflect the probability of achieving the performance conditions, using a Monte Carlo simulation that includes multiple inputs such as stock price, performance period, volatility and dividend yield.

Outstanding Equity Awards Table

The following table — also known as the Outstanding Equity Awards at Fiscal Year-End Table – shows the named executives' stock and option grants as of year-end. It includes unexercised stock options (vested and unvested) and RSUs and PSUs for which vesting conditions were not yet satisfied as of December 31, 2018.

OUTSTANDING EQUITY AWARDS TABLE

Name of Executive	Grant Date	Award Type	Number Outstanding*	Portion Exercisable*	Exercise Price*	Expiration Date	Market Value	Vesting Schedule
Culp	12/31/2018	PSUs	5,000,000				$ 37,850,000	100% in 2022, subject to performance
Total			**5,000,000**				**$37,850,000**	
Miller	9/7/2012	Options	325,000	325,000	$21.59	9/7/2022	$ 0	
	9/13/2013	Options	350,000	350,000	$23.78	9/13/2023	$ 0	
	7/24/2014	RSUs	15,000				$ 113,550	100% on 7/24/2019
	9/5/2014	Options	400,000	320,000	$26.10	9/5/2024	$ 0	100% on 9/5/2019
	9/11/2015	Options	150,000	90,000	$24.95	9/11/2025	$ 0	50% in 2019 and 2020
	9/11/2015	RSUs	12,000				$ 90,840	50% in 2019 and 2020
	7/28/2016	RSUs	30,000				$ 227,100	33% in 2019, 2020 and 2021
	9/9/2016	Options	150,000	60,000	$30.11	9/9/2026	$ 0	33% in 2019, 2020 and 2021
	9/9/2016	RSUs	12,000				$ 90,840	33% in 2019, 2020 and 2021
	9/9/2016	PSUs	20,000				$ 151,400	100% in 2019, subject to performance
	7/27/2017	RSUs	50,000				$ 378,500	50% in 2020 and 2022
	9/6/2017	Options	150,000	30,000	$24.92	9/6/2027	$ 0	25% in 2019, 2020, 2021 and 2022
	9/6/2017	RSUs	16,800				$ 127,176	25% in 2019, 2020, 2021 and 2022
	2/26/2018	RSUs	100,000				$ 757,000	33% in 2019, 2020 and 2021
	2/26/2018	PSUs	200,000				$ 1,514,000	100% in 2021, subject to performance
Total			**1,980,800**	**1,175,000**			**$ 3,450,406**	

Name of Executive	Grant Date	Award Type	Number Outstanding*	Portion Exercisable*	Exercise Price*	Expiration Date	Market Value	Vesting Schedule
Flannery	7/23/2009	Options	100,000	100,000	$11.95	7/23/2019	$ 0	
	6/10/2010	Options	350,000	350,000	$15.68	6/10/2020	$ 0	
	6/9/2011	Options	450,000	450,000	$18.58	12/31/2020	$ 0	
	9/7/2012	Options	500,000	500,000	$21.59	12/31/2020	$ 0	
	9/13/2013	Options	400,000	400,000	$23.78	12/31/2020	$ 0	
	9/5/2014	Options	450,000	450,000	$26.10	12/31/2020	$ 0	
	9/11/2015	Options	150,000	150,000	$24.95	12/31/2020	$ 0	
	9/9/2016	Options	160,000	160,000	$30.11	12/31/2020	$ 0	
	9/9/2016	PSUs	27,000				$ 204,390	100% in 2019, subject to performance
	9/6/2017	Options	360,000	360,000	$24.92	12/31/2020	$ 0	
	2/26/2018	PSUs	333,333				$ 2,523,331	100% in 2021, subject to performance
Total			**3,280,333**	**2,920,000**			**$ 2,727,721**	
Holston	4/24/2018	RSUs	101,900				$ 771,383	33% in 2019, 2020 and 2021
	4/24/2018	PSUs	101,900				$ 771,383	100% in 2021, subject to performance
	4/24/2018	Options	800,000	0	$14.68	4/24/2028	$ 0	33% in 2019, 2020 and 2021
	4/24/2018	RSUs	250,000				$ 1,892,500	33% in 2019, 2020 and 2021
Total			**1,253,800**	**0**			**$ 3,435,266**	
Joyce	6/10/2010	Options	650,000	650,000	$15.68	6/10/2020	$ 0	
	6/9/2011	Options	700,000	700,000	$18.58	6/9/2021	$ 0	
	9/7/2012	Options	700,000	700,000	$21.59	9/7/2022	$ 0	
	9/13/2013	Options	500,000	500,000	$23.78	9/13/2023	$ 0	
	9/5/2014	Options	550,000	550,000	$26.10	9/5/2024	$ 0	
	9/11/2015	Options	184,000	184,000	$24.95	9/11/2025	$ 0	
	9/11/2015	RSUs	20,000				$ 151,400	50% in 2019 and 2020
	7/28/2016	RSUs	150,000				$ 1,135,500	100% on 12/31/2019
	9/9/2016	Options	200,000	200,000	$30.11	9/9/2026	$ 0	
	9/9/2016	PSUs	27,000				$ 204,390	100% in 2019, subject to performance
	9/6/2017	Options	200,000	200,000	$24.92	9/6/2027	$ 0	
	2/26/2018	RSUs	116,700				$ 883,419	100% on 2/26/2019
	2/26/2018	PSUs	116,700				$ 883,419	100% in 2021, subject to performance
Total			**4,114,400**	**3,684,000**			**$ 3,258,128**	
Murphy	9/7/2012	Options	100,000	100,000	$21.59	9/7/2022	$ 0	
	9/13/2013	Options	80,000	80,000	$23.78	9/13/2023	$ 0	
	7/24/2014	RSUs	5,000				$ 37,850	100% on 7/24/2019
	9/5/2014	Options	1,873	1,498	$26.10	9/5/2024	$ 0	100% on 9/5/2019
	9/5/2014	Options	98,127	78,501	$26.10	9/5/2024	$ 0	100% on 9/5/2019
	9/11/2015	Options	125,000	75,000	$24.95	9/11/2025	$ 0	50% in 2019 and 2020
	9/11/2015	RSUs	10,000				$ 75,700	50% in 2019 and 2020
	7/28/2016	RSUs	30,000				$ 227,100	33% in 2019, 2020 and 2021
	9/30/2016	Options	150,000	60,000	$29.62	9/30/2026	$ 0	33% in 2019, 2020 and 2021
	2/10/2017	RSUs	20,000				$ 151,400	25% in 2019, 2020, 2021 and 2022
	6/9/2017	RSUs	100,000				$ 757,000	50% in 2020 and 2022
	9/6/2017	Options	150,000	30,000	$24.92	9/6/2027	$ 0	25% in 2019, 2020, 2021 and 2022
	9/6/2017	RSUs	16,800				$ 127,176	25% in 2019, 2020, 2021 and 2022
	1/29/2018	Options	500,000	0	$16.28	1/29/2028	$ 0	100% on 1/29/2021 (50% subject to vesting in 2019 for performance)
	2/26/2018	RSUs	90,000				$ 681,300	33% in 2019, 2020 and 2021
	2/26/2018	PSUs	90,000				$ 681,300	100% in 2021, subject to performance
Total			**1,566,800**	**424,999**			**$ 2,738,826**	

* Amounts presented in the tables above do not reflect an adjustment that was made by the Compensation Committee to the equity awards for the named executives (other than Mr. Culp's PSU grant) as a result of the merger of GE Transportation and Wabtec and the subsequent spin-off of Wabtec shares to GE shareowners on February 25, 2019. This anti-dilutive adjustment was made to preserve the value of the awards following the spin-off. Subsequent to the spin-off, all amounts under "Number Outstanding" and "Portion Exercisable" were subject to an adjustment by multiplying the number shown by 1.04038. Amounts under the "Exercise Price" column were subject to an adjustment by multiplying the number shown by 0.96118.

MARKET VALUE. The market value of RSUs and PSUs is calculated by multiplying the closing price of GE stock as of December 31, 2018 ($7.57) (the last trading day for the year) by the number of shares underlying each award and, with respect to the PSUs, assuming satisfaction of the target levels for the applicable performance conditions. For options, the market value is calculated by multiplying the number of shares underlying each award by the spread between the award's exercise price and the closing price of GE stock as of December 31, 2018.

VESTING SCHEDULE

Options vest on the anniversary of the grant date in the years shown in the table. The table reflects accelerated vesting for Mr. Flannery's stock options, but an expiration date of no later than December 31, 2020, per the terms of his separation agreement. Awards that were forfeited by Mr. Flannery upon his separation are no longer reflected above. The table shows an accelerated stock option vesting schedule for Mr. Joyce because his awards qualified for retirement-eligible accelerated vesting between 2018 and 2021. See "Potential Termination Payments" on page 47 for the requirements for an award to qualify for retirement-eligible accelerated vesting (the executive is age 60 or older and the award has been held for at least one year).

RSUs vest on the anniversary of the grant date in the years shown in the table, or upon the awards qualifying for retirement-eligible vesting (as discussed above for options).

PSUs vest at the beginning of the year indicated when the Compensation Committee certifies that the performance conditions have been achieved. See "2016 PSU Grants" on page 34 for details on the performance conditions for the 2016 grants, which were cancelled by the committee. See the table below for details on the performance conditions for the 2018 grants. The 2018 PSU grants (other than the inducement grant to Mr. Culp) are also subject to a one-year holding requirement, regardless of whether the executive has met his or her stock ownership requirements. No PSU grants were made in 2017.

2018 PSUs (ALL NAMED EXECUTIVES OTHER THAN MR. CULP)

Performance goal	How Measured	Weighting	(2018–2020) Threshold Earn 25%	Target Earn 100%	Maximum Earn 175%
Relative TSR*	Cumulative vs. S&P 500	100%	35th percentile	55th percentile	80th percentile

* The Compensation Committee has the authority to adjust this metric for extraordinary items.

2018 INDUCEMENT PSUs (ONLY FOR MR. CULP)

Performance goal	How Measured	Weighting	(2018–2022) Threshold Earn 2.5 million shares**	Target Earn 5.0 million shares**	Maximum Earn 7.5 million shares**
Increase GE stock price	30 consecutive trading day average closing price*	100%	$18.60	$24.80	$31.00

* Measurement of the performance goal is subject to modification for any spin-off transactions, following which achievement of the performance goal will also take into account the performance of stock that is spun to GE shareowners. Satisfaction of the performance goal will also be adjusted to reflect any extraordinary dividends.

** In the event of a spin-off transaction, and where feasible, an award will be made in stock of the spun-off entity. Where it is not possible to issue an award of the spun-off entity, and the performance conditions are met, the company may adjust the PSU award or the performance targets at the end of the performance period to prevent the enlargement or diminution of the award.

Option Exercises and Stock Vested Table

The table below shows the number of shares the named executives acquired and the values they realized upon the vesting of RSUs during 2018. During the year, none of the named executives exercised stock options and none of them had PSU awards that were earned. Values are shown before payment of any applicable withholding taxes or brokerage commissions. Executives that remain employed by GE are required to hold the stock that they receive following the exercise of stock options (less those shares that are withheld to satisfy the exercise price and pay taxes) for a year following exercise. Similarly, continuing executives cannot sell stock they receive as the result of the vesting of RSUs or PSUs until they have satisfied their stock ownership requirement. See "Share Ownership and Equity Grant Policies" on page 51.

Stock awards. For Mr. Flannery, includes accelerated vesting of 42,800 RSU awards pursuant to the terms of his separation agreement.

	Option Awards		Stock Awards*	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Culp	0	$0	0	$ 0
Miller	0	$0	54,200	$ 698,128
Flannery	0	$0	84,200	$1,018,178
Holston	0	$0	0	$ 0
Joyce	0	$0	38,000	$ 477,770
Murphy	0	$0	29,200	$ 383,803

* Subject to stock ownership requirement for continuing employees; dollar amount represents pre-tax value on vesting, not cash payment.

Equity Compensation Plan Information

The following table provides information regarding outstanding equity awards and shares available for future issuance under all of GE's equity plans.

(in millions, as of 12/31/2018)	Shares to be Issued Upon Exercise or Settlement	Weighted Average Exercise Price	Shares Available for Future Issuance
Plans approved by shareowners			
Options	465.8	$ 19.59	(a)
RSUs	29.3	(b)	(a)
PSUs	1.5	(b)	(a)
Plans not approved by shareowners			
Options	0.1	$ 18.67	(c)
RSUs	0	(b)	(c)
PSUs	5.0(d)	(b)	(b)
Total	501.7	$ 19.59	273.9

(a) Total shares available for future issuance under the 2007 Long-Term Incentive Plan (the 2007 LTIP) amounted to 270.5 million shares as of December 31, 2018. Of the 1,075 million shares approved under the 2007 LTIP, no more than 230 million may be available for awards granted in any form other than options or stock appreciation rights.

(b) Not applicable.

(c) Total shares available for future issuance under the GE Stock-Based Compensation and Incentive Plan for Consultants, Advisors and Independent Contractors (the Consultants' Plan) amounted to 3.4 million shares at December 31, 2018.

(d) Includes 5.0 million PSUs issued for Mr. Culp's inducement grant, which were issued outside the 2007 LTIP.

Deferred Compensation

The company has offered both a deferred bonus program and, from time to time, a deferred salary program. These deferral programs are intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Because the deferral programs are unfunded and deferred payments are satisfied from the company's general assets, they provide an incentive for the company's executives to minimize risks that could jeopardize the long-term financial health of the company.

Bonus Deferrals

ELIGIBILITY AND DEFERRAL OPTIONS. Employees in our executive band and above, including the named executives, can elect to defer all or a portion of their bonus payments into the deferral options shown below. Participants may change their election option four times per year.

TIME AND FORM OF PAYMENT. Participants can elect to receive their deferred compensation balance upon termination of employment either in a lump sum or in 10 to 20 annual installments.

Deferral Option	Type of Earnings	Account Balance for Earnings Calculation	Earnings Amount*	When Earnings Credited
GE Stock Units (based on GE stock value)	Dividend-equivalent income	Units in account on NYSE ex-dividend date	Quarterly dividend declared for GE stock or the S&P 500, as applicable	Quarterly
S&P 500 Index Units (based on S&P 500)				
Deferred Cash Units (cash units)	Interest income	Daily outstanding account balance	Prior calendar month's average yield for U.S. Treasury Notes and Bonds issued with maturities of 10 years and 20 years	Monthly

* None of the bonus deferral options provide for "above-market interest" as defined by the SEC.

Salary Deferrals

ELIGIBILITY. We periodically offer eligible employees in our executive band and above the opportunity to defer their salary payments (the last such plan was offered in 2010 for 2011 salary). Individuals who are named executives at the time a deferred salary program is initiated are not eligible to participate.

INTEREST INCOME. These programs provide accrued interest on deferred amounts (including an above-market interest rate as defined by the SEC) ranging from 6% to 14% compounded annually.

TIME AND FORM OF PAYMENT. Our deferred salary programs have required participants to elect, before the salary was deferred, to receive deferred amounts either in a lump sum or in 10 to 20 annual installments.

The company makes all decisions regarding the measures for calculating interest or other earnings on deferred bonuses and salary. The named executives cannot withdraw any amounts from their deferred compensation balances until they either leave or retire from GE.

Deferred Compensation Table

The table below — also known as the Nonqualified Deferred Compensation Table — shows amounts credited to the named executives' accounts under nonqualified deferred compensation plans and plan balances as of December 31, 2018. For 2018, the company did not make any matching contributions into these plans. In addition, no withdrawals or distributions were made in 2018.

Name	Executive Contributions in 2018	Aggregate Earnings in Last Fiscal Year		Aggregate Balance at Last Fiscal Year-End	
		Deferred Bonus Program	Deferred Salary Program	Deferred Bonus Program	Deferred Salary Program
Culp	$0	$ 0	$ 0	$ 0	$ 0
Miller	$0	$ 0	$ 0	$ 0	$ 0
Flannery	$0	$ 15,414	$ 201,506	$ 536,471	$1,844,667
Holston	$0	$ 0	$ 0	$ 0	$ 0
Joyce	$0	$ (14,728)	$ 0	$ 65,171	$ 0
Murphy	$0	$ 0	$ 0	$ 0	$ 0

EXECUTIVE CONTRIBUTIONS IN 2018. No amounts were contributed as deferred compensation by the named executive officers in 2018. This column may not reflect any 2018 compensation in the Summary Compensation Table on page 38, which was credited to the named executive's deferred account, if any, in 2019.

AGGREGATE EARNINGS IN 2018. Reflects earnings on each type of deferred compensation listed in this section that were deposited into the named executive's deferred compensation account during 2018. The earnings on deferred bonus payments may be positive or negative, depending on the named executive's investment choice, and are calculated based on: (1) the total number of deferred units in the account multiplied by the GE stock or S&P 500 Index price as of December 31, 2018 (the last trading day of the year); minus (2) that amount as of December 29, 2017 (the last trading day of the year; minus (3) any named executive contributions during the year. The earnings on the deferred salary programs are calculated based on the total amount

of interest earned. See the Summary Compensation Table on page 38 for the above-market portion of those interest earnings in 2018.

AGGREGATE BALANCE AT 12/31/18. The fiscal year-end balances reported in the table above include the following amounts that were previously reported in the Summary Compensation Table as 2016 and 2017 compensation:

Name	Deferred Bonus Program	Deferred Salary Program
Culp	$0	$ 0
Miller	$0	$ 0
Flannery	$0	$55,334
Holston	$0	$ 0
Joyce	$0	$ 0
Murphy	$0	$ 0

COMPENSATION

Pension Benefits

The company provides retirement benefits to the named executives based in the U.S. under the same GE Pension Plan and GE Supplementary Pension Plan in which other eligible U.S. employees participate. The GE Pension Plan is a funded, tax-qualified plan. The Supplementary Pension Plan is an unfunded, unsecured obligation of the company and is not qualified for tax purposes. Because participants generally forfeit any benefits under this plan if they leave the company before age 60, we believe it is a helpful retention tool that discourages the departure of high-performing executives and enhances the caliber of the company's executive workforce. In addition, because the Supplementary Pension Plan is unfunded and benefit payments are satisfied from the company's general assets, it provides an incentive for executives to minimize risks that could jeopardize the long-term financial health of GE. Mr. Murphy participates in the UK Pension Plan on the same terms as other UK-based eligible employees.

GE Pension Plan

ELIGIBILITY AND VESTING. The GE Pension Plan is a broad-based retirement program for U.S.-based employees that has been closed to new participants since 2012 (2011 for salaried new hires). Employees who began working at GE after the plan was closed, including Messrs. Culp and Holston, are not eligible for this plan. Those employees who are eligible vest in the plan after five years of qualifying service. The plan also requires employee contributions, which vest immediately.

BENEFIT FORMULA. For Ms. Miller and Messrs. Joyce and Flannery, the plan provides benefits based primarily on a formula that takes into account their earnings for each fiscal year. Since 1989, this formula has provided an annual benefit accrual equal to 1.45% of a named executive's earnings for the year up to covered compensation and 1.9% of his or her earnings for the year in excess of covered compensation. "Covered compensation" was $50,000 for 2018 and has varied over the years based in part on changes in the Social Security taxable wage base. For purposes of the formula, annual earnings include base salary and up to one-half of bonus payments, but may not exceed an IRS-prescribed limit applicable to tax-qualified plans ($275,000 for 2018). As a result, the maximum incremental annual benefit a named executive could have earned for service in 2018 was $5,000. Over the years, we have made special one-time adjustments to this plan that increased eligible participants' pensions, but we did not make any such adjustment in 2018.

TIME AND FORM OF PAYMENT. The accumulated benefit an employee earns over his or her career is payable after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. The normal retirement age as defined in this plan is 65; however, employees who began working at GE prior to 2005, including Ms. Miller and Messrs. Flannery and Joyce, may retire at age 60 without any reduction in benefits. In addition, the plan provides for Social Security supplements and spousal joint and survivor annuity options.

TAX CODE LIMITATIONS ON BENEFITS. The tax code limits the benefits payable under the GE Pension Plan. For 2018, the maximum single life annuity a named executive could have received under these limits was $220,000 per year. This ceiling is actuarially adjusted in accordance with IRS rules to reflect employee contributions, actual forms of distribution and actual retirement dates.

GE Supplementary Pension Plan

ELIGIBILITY. The GE Supplementary Pension Plan is an unfunded and non-tax-qualified retirement program that is offered to eligible U.S.-based employees in the executive band and above, including the U.S.-based named executives. For those who became U.S. executives prior to January 1, 2011, including Ms. Miller and Messrs. Flannery and Joyce, the plan provides an annuity benefit above amounts available under the GE Pension Plan (a "supplementary pension benefit"). For those who became U.S. executives on or after January 1, 2011, including Messrs. Culp and Holston, the plan provides a retirement benefit paid in 10 annual installments (an "executive retirement benefit").

SUPPLEMENTARY PENSION BENEFIT

BENEFIT FORMULA. A named executive's annual supplementary pension, when combined with certain amounts payable under the company's other pension programs and Social Security, will equal 1.75% of his or her "earnings credited for retirement benefits" multiplied by the number of years of credited service, up to a maximum of 60% of such earnings credited for retirement benefits. The "earnings credited for retirement benefits" are the named executive's average annual compensation (base salary and bonus) for the highest 36 consecutive months out of the last 120 months prior to retirement.

TIME AND FORM OF PAYMENT. The supplementary pension benefit would be provided to eligible employees, including Ms. Miller and Messrs. Flannery and Joyce, after retirement as monthly payments for life (with a guaranteed minimum benefit of five years), and could not be received in a lump sum. The plan also provides for spousal joint and survivor annuity options. The normal retirement age under the plan is 65; however, executives eligible for this benefit who began working at GE prior to 2005, including Ms. Miller and Messrs. Flannery and Joyce, may retire at age 60 without any reduction in benefits.

EXECUTIVE RETIREMENT BENEFIT

BENEFIT FORMULA. A named executive's executive retirement benefit will equal 18% of his or her earnings credited for retirement benefits (as described above) for each year of credited service as a GE Officer, plus 14% of such earnings for each year of credited service as a Senior Executive and 10% of such earnings for each year of credited service as an Executive.

TIME AND FORM OF PAYMENT. The executive retirement benefit would be provided to Messrs. Culp and Holston after retirement as 10 equal annual installment payments, and could not be received in a lump sum. Executives eligible for this benefit may retire at age 60, but are subject to a reduction in benefits of up to 25% for commencement prior to age 65.

GE Excess Benefits Plan

ELIGIBILITY. The GE Excess Benefits Plan is an unfunded and non-tax-qualified retirement program that is offered to employees whose benefits under the GE Pension Plan are limited by certain tax code provisions. There were no accruals for named executives under this plan in 2018, and the company expects only insignificant accruals, if any, under this plan in future years.

BENEFIT FORMULA. Benefits payable under this plan are equal to the amount that would be payable under the terms of the GE Pension Plan disregarding the limitations imposed by certain tax code provisions minus the amount actually payable under the GE Pension Plan taking those limitations into account.

TIME AND FORM OF PAYMENT. Benefits for the named executives are generally payable at the same time and in the same manner as their GE Pension Plan benefits.

GE UK Pension Plan

ELIGIBILITY AND VESTING. The UK GE Pension Plan is broad-based, tax registered and qualified pension program for U.K.-based employees that has been closed to new participants since 2011. Those employees of GE who are eligible to participate in the plan vest after two years of pensionable service. The plan requires employee contributions (these are refunded if pensionable service does not meet vesting requirements). Mr. Murphy is our only named executive that participates in this plan.

BENEFIT FORMULA. The UK GE Pension Plan offers two accrual rates (1/60ths and 1/80ths) applied to final pensionable pay, which is defined as the annual average of the highest three complete years' base salary only, less an initial offset in respect of salary subject to social security retirement benefits, and capped at a plan earnings cap. Both indices are updated and released by Her Majesty's Revenue and Customs (HMRC) each new tax year. Credit is awarded on this formula for every whole month earned under the plan as pensionable service. The accrual is monitored for tax purposes on an annual basis and an annual allowance is set according to earnings. Tax relief on the pension accrual is provided only up to an individual limit falling between £10,000 and £40,000.

Pension contributions in excess of this individual limit result in tax at applicable individual rates. All GE employees who were in the executive band and above and members of the UK GE Pension Plan when it was closed to new entrants, including Mr. Murphy, are entitled to accrue additional benefits on a special defined contribution basis. Under these additional benefit provisions, Mr. Murphy is entitled to an annual GE cash contribution of 25% of eligible earnings each year.

TIME AND FORM OF PAYMENT. The UK GE Pension Plan pays out the accumulated benefit after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. The normal retirement age under the plan is 65; however, certain employees with special benefits, may, in accordance with a longstanding discretionary practice, retire at age 60 without any reduction in benefits. Mr. Murphy is not yet eligible for early retirement under this plan. In addition, the plan provides for social security supplements and a spousal annuity.

TAX CODE LIMITATIONS ON BENEFITS. Benefits from the UK GE Pension Plan are subject to the Lifetime Allowance which measures individual pension accruals/contributions against an overall limit that is updated and released by HMRC each new tax year. For 2018, this limit was £1,030,000.

Pension Benefits Table

The table below shows the present value of the accumulated benefit at year-end for the named executives under each plan, as calculated based upon the assumptions described below. Although SEC rules require us to show this present value, the named executives are not entitled to receive these amounts in a lump sum. None of the named executives received a payment under these plans in 2018.

		Present Value of Accumulated Benefit					
Name	**Number of Years Credited Service**	**Pension Plan**	**Supplementary Pension Plan**	**Excess Benefits Plan**	**GE Executive Retirement Benefit**	**UK Pension Plan**	**Payment during last fiscal year**
Culp	<1	N/A	N/A	N/A	$ 86,662	N/A	$0
Miller	13	$ 723,306	$ 4,760,137	$ 0	N/A	N/A	$0
Flannery*	32	$1,718,825	$21,160,674	$ 0	N/A	N/A	$0
Holston	<1	N/A	N/A	N/A	$224,393	N/A	$0
Joyce	38	$2,085,014	$23,428,192	$436	N/A	N/A	$0
Murphy	10	N/A	N/A	N/A	N/A	$1,142,259	$0

* Pursuant to his separation agreement, Mr. Flannery became vested in his accrued pension benefits and entitled to payment of pension benefits to begin as of September 1, 2021. The value of the payments is included in the above table in the column entitled "Supplementary Pension Plan" (see "Separation Agreement with Mr. Flannery" on page 48).

PRESENT VALUE OF ACCUMULATED BENEFIT. The accumulated benefit is based on years of service and earnings (for our U.S. plans, base salary and bonus, and for our U.K. plan, base salary, as described above) considered by the plans for the period through December 31, 2018. It also includes the value of contributions made by the named executives throughout their careers. For purposes of calculating the present value, we assume that the named executives will remain in service until the age at which they may retire without any reduction in benefits (except for Mr. Flannery, who left the company before age 60, and Mr. Joyce, who is already eligible for full retirement benefits). For Messrs. Culp, Holston and Murphy this is age 65, and for Ms. Miller this is age 60. We also assume that benefits are payable under the available forms of annuity consistent with the assumptions described in the Postretirement Benefit Plans notes in GE's financial statements in our

2018 annual report on Form 10-K, including the statutory discount rate assumption of 4.34% in the U.S. and the statutory discount rate of 3.69% in the U.K. The postretirement mortality assumption used for present value calculations for U.S. beneficiaries is the RP-2014 mortality table, adjusted for GE's experience and factoring in projected generational improvements and for U.K. beneficiaries is based upon the SAPS S2 Normal tables, with future generational improvements in line with the CMI 2015 projection model (showing a 1.5% annual improvement trend). The present value for Mr. Joyce has been calculated based on his age as of the end of 2018 (he was 62).

Potential Termination Payments

In this section, we describe and quantify certain compensation that would have been payable under existing compensation plans and arrangements had a named executive's employment terminated on December 31, 2018. For this hypothetical calculation, we have used each executive's compensation and service levels as of this date (and, where applicable, GE's closing stock price of $7.57 on December 31, 2018, the last trading day of the year). Since many factors (e.g., the time of year when the event occurs, GE's stock price and the executive's age) could affect the nature and amount of benefits a named executive could potentially receive, any amounts paid or distributed upon a future termination may be different from those shown in the tables on pages 49 and 50. The amounts shown are in addition to benefits generally available to salaried employees, such as distributions under the Retirement Savings Plan, and for salaried employees who joined the company before 2005, subsidized retiree medical benefits and disability benefits.

GENERALLY NO EMPLOYMENT AGREEMENTS. Historically we have not entered into employment agreements with our U.S.-based executives, and they served at the will of the Board and did not have individual employment, severance or change of control agreements. This practice preserved the Compensation Committee's flexibility to set the terms of any employment termination based on the particular facts and circumstances, as it did with Mr. Flannery. Ms. Miller and Mr. Joyce are not parties to employment agreements. Mr. Murphy is party to an employment agreement, which is more typical of our practice for executives at his seniority in the U.K., but it does not entitle him to any particular benefits upon termination or a change of control.

Mr. Culp and Mr. Holston each entered into employment agreements upon their employment with GE that entitled them to certain post-termination and change of control benefits, as described in more detail below. In each case, the Compensation Committee agreed to the request by Mr. Culp and Mr. Holston to provide for post-termination and change of control benefits in order to encourage him to accept the company's offer of employment. The committee was motivated by the desire to offer Mr. Culp and Mr. Holston employment terms that would encourage each of them to join GE at a time when the company had experienced poor performance and was in the midst of executing on a new strategic plan. In Mr. Holston's case, the committee also had to encourage him to leave a well-compensated position with another employer. In each case, the committee concluded that the change of control provisions were appropriate in light of the circumstances facing the company and the discussions held with Mr. Culp and Mr. Holston in advance of their hiring.

EMPLOYMENT AGREEMENT WITH MR. CULP. We entered into an employment agreement with Mr. Culp upon his employment with GE. The agreement has a term of four years through September 30, 2022, and grants him an annual base salary of $2.5 million, a bonus target at 150% of his salary, annual PSU grant awards with a grant date fair value of $15 million beginning in 2019, and the PSU inducement award with a target award of 5 million shares. Under the agreement, Mr. Culp receives other benefits given to senior executives of the company. Mr. Culp is also subject to a non-compete agreement, which terminates 24 months after his termination, if his employment is terminated on or before September 30, 2022 and which terminates 12 months after termination of his employment, if his employment terminates between September 30, 2022 and September 30, 2023. Mr. Culp is not subject to a non-compete if his employment terminates after September 30, 2023. He is also subject to a non-solicitation clause covering the same periods as his non-compete agreement.

Under the terms of this agreement, if Mr. Culp is terminated for any reason other than "cause" or due to a resignation without "good reason," he would be entitled to (1) the balance of his prior year's annual bonus (to the extent earned, but not paid) and (2) any earned, but unpaid inducement PSUs. Assuming a termination date of December 31, 2018, Mr. Culp would not have been entitled to any amount with respect to these benefits. Additionally, if Mr. Culp is terminated without "cause" or voluntarily leaves for "good reason," he would be entitled to cash severance equal to two times his annual salary plus target bonus, payable in bi-weekly installments over a two-year period, subject to any delay required by tax regulations. Assuming a termination date of December 31, 2018, Mr. Culp would have been entitled to a severance payment in the amount of $12,500,000. This severance would be subject to his providing a release to the company and his ongoing compliance with perpetual confidentiality and non-disparagement provisions and 24-month non-compete and non-solicitation provisions under his employment agreement.

If Mr. Culp's employment is terminated prior to the end of the performance period for the inducement grant PSU award (unless he is terminated for cause or leaves the company without a good reason), he will be entitled to receive the greatest of (i) the amount actually achieved during the portion of the performance period that has already elapsed as of the time of that termination, and (ii) a prorated number of shares, based upon the portion of the performance period served, but based upon the stock price performance through the completion of the four-year performance period. See the "Equity Awards" section below.

In the event of a "change of control" of the company, the performance period under Mr. Culp's inducement grant PSU award will be shortened and Mr. Culp will be entitled to receive the greatest of (i) 5.0 million shares, if the change of control occurs prior to October 1, 2020, (ii) 2.5 million shares, if the change of control occurs between October 1, 2020 and September 30, 2022, (iii) the amount actually earned during the portion of the performance period that has elapsed through the change of control, or (iv) the amount actually achieved based on the per share value at the time of the change of control.

Under Mr. Culp's employment agreement, the following terms have the meanings set forth below:

- "Cause" generally means (i) the willful and continued failure of Mr. Culp to substantially perform his assigned duties for more than 30 days after the company notifies Mr. Culp of such failure, (ii) willfully engaging in conduct that is materially injurious to the company, including violating company policies, or (iii) the commission of a felony or crime involving dishonesty related to the company.

- "Good reason" generally means (i) a reduction in Mr. Culp's compensation rights; (ii) failure to renominate Mr. Culp to the board or removing him from the position of CEO, (iii) materially reducing Mr. Culp's duties and responsibilities, (iv) assigning Mr. Culp duties that are materially inconsistent with his position or duties that materially impair his ability to function as CEO, (v) relocation of the company's headquarters by more than 50 miles, or (vi) a material breach of Mr. Culp's employment agreement by the company.

- "Change of control" generally means (i) the acquisition of more than 30% of the company's stock or voting power by any person, or (ii) the reorganization, merger, consolidation, sale or disposition of all or substantially all of the assets of the company, unless more than 50% of the surviving entity is controlled by the shareowners immediately prior to such event, in substantially the same proportions as their ownership immediately prior to the event.

EMPLOYMENT AGREEMENT WITH MR. HOLSTON. We entered into an employment agreement with Mr. Holston upon his employment with GE. The agreement grants him an annual salary of $1.5 million, a bonus target at 100% of his salary, a long-term equity incentive award with a grant date fair value of $2.75 million for 2018 and in a range of $2.5-$3.0 million for subsequent years. Mr. Holston also received a one-time new hire bonus of $1.5 million (which is subject to reimbursement if Mr. Holston leaves the company within two years without good reason), an award of 800,000 stock options, and 250,000 RSUs. Mr. Holston is subject to a non-compete and non-solicitation agreement, which terminates 12 months after his termination (for whatever reason).

Under the terms of this agreement, if Mr. Holston is terminated without "cause" or voluntarily leaves for "good reason" at any time, subject to his providing a release to the company, he would be entitled to accelerated vesting of his new hire stock options (800,000 options, which would remain exercisable for up to two years post-termination) and RSUs (250,000 RSUs). In addition, we would be entitled to either (1) accelerated vesting of his 2018 long-term incentive awards (consisting of 101,900 RSUs and 101,900 PSUs) and a lump sum cash payment equal to 24 months of his base salary and target bonus, if such termination or departure occurs on or before May 21, 2021; or (2) a severance package that would include 12 months of salary, if such termination or departure occurs after May 21, 2021. Assuming a termination of employment as of December 31, 2018, the cash portion of this severance amount would be $6,000,000. See the "Equity Awards" section below regarding the value of the equity treatment.

Under Mr. Holston's employment agreement, the following terms have the meanings set forth below:

- "Cause" generally means (i) the failure of Mr. Holston to perform his assigned duties or to comply with a valid and legal directive of the company or the Board, (ii) engaging in dishonesty, illegal conduct or misconduct that materially harms or is reasonably likely to materially harm the company, (iii) conviction of, or nolo contendere plea to, a felony or of a misdemeanor involving moral turpitude, (iv) willful or grossly negligent unauthorized disclosure of confidential information, (v) material breach of the employment agreement or other agreement with the company, (vi) material failure to comply with company policies (and in the case of (i), (v) and (vi), the failure to cure such circumstances within 30 days of receiving notice).

- "Good reason" generally means (i) a material reduction in Mr. Holston's salary; (ii) a material breach by the company of the employment agreement or other agreement with the company, (iii) the occurrence of a change of control (as defined below), or (iv) a material, adverse change in Mr. Holston's authority, duties or responsibilities, provided Mr. Holston provides notice to the company and Board of the circumstances giving rise to the "good reason" and the circumstances are not cured within 30 days.

- "Change of control" is defined as (i) a person or entity acquiring 50% or more of the total fair market value or voting power of the company, or (ii) within 36 months of Mr. Holston's hiring, the divestiture by GE of 40% or more of its total assets (excluding assets that were announced as part of the $20 billion divestiture plan in November 2017).

SEPARATION AGREEMENT WITH MR. FLANNERY. Mr. Flannery left the company on September 30, 2018 after a 31-year career with GE. In connection with this, we entered into a separation agreement with Mr. Flannery pursuant to which, subject to a 12-month non-compete: (1) he will receive severance pay in the amount of $4,250,000, paid over a 12-month period (with a portion of the payments during the first six months following his separation delayed in accordance with tax requirements); (2) he was eligible to receive a prorated 2016–2018 LTPA payment based upon GE's actual performance in accordance with the company's normal processes (no amounts were ultimately payable); (3) his outstanding stock options and RSUs granted prior to September 30, 2017 and that would have normally vested through December 31, 2020 (to the extent not already vested), vested following his separation and the stock options have an exercise period of up to December 31, 2020; (4) his outstanding PSUs that were granted prior to September 30, 2017 (i.e., the 2016 PSUs), and 333,333 of the PSUs that were granted in February 2018 will remain eligible to vest based upon the company's actual performance in accordance with GE's normal processes (ultimately no payment was made for the 2016 PSUs); and (5) his accrued benefits under the Supplementary Pension Plan vested, with benefits beginning at age 60 based on his years of service plus an additional year for the severance period under his agreement.

SHAREOWNER APPROVAL OF SEVERANCE AND DEATH BENEFITS. If the Board were to agree to pay certain severance benefits or unearned death benefits to a named executive, we would seek shareowner approval. For severance benefits, this policy applies only when the executive's employment had been terminated before retirement for performance reasons and the value of the proposed severance benefits exceeded 2.99 times the sum of his or her base salary and bonus. For this purpose, severance benefits would not include: (1) any payments based on accrued pension benefits; (2) any payments of salary or bonus amounts that had accrued at the time of termination; (3) any RSUs paid to a named executive who was terminated within two years prior to age 60; (4) any stock-based incentive awards that had vested or would otherwise have vested within two years following the named executive's termination; and (5) any retiree health, life or other welfare benefits. See the Board's Governance Principles (see "Helpful Resources" on page 67) for the full policies.

Equity Awards

The following table shows the intrinsic value of equity awards that would have vested or become exercisable if the named executive had died, become disabled, retired or separated from the company, or if the executive left the company in connection with a change of control as of December 31, 2018. Intrinsic value is based upon the company's stock price (minus the exercise price in the case of stock options). Amounts shown assume the achievement of all applicable performance objectives. Our named executives generally are not entitled to benefits if they leave voluntarily or are terminated for cause (other than benefits already accrued), unless they satisfy the conditions for retirement eligibility.

POTENTIAL TERMINATION PAYMENTS TABLE (EQUITY BENEFITS)

Name	Upon Death Stock Options	Upon Death RSUs/PSUs	Upon Disability Stock Options	Upon Disability RSUs/PSUs	Upon Retirement Stock Options	Upon Retirement RSUs/PSUs	Upon Involuntary Termination* Stock Options	Upon Involuntary Termination* RSUs/PSUs	Upon Change of Control** Stock Options	Upon Change of Control** RSUs/PSUs
Culp	N/A	$37,850,000	N/A	$ 0	N/A	N/A	N/A	$37,850,000	N/A	$37,850,000
Miller	$ 0	$ 3,450,406	$ 0	$308,856	N/A	N/A	N/A	N/A	N/A	N/A
Flannery	N/A	N/A	N/A	N/A	N/A	N/A	$ 0	$ 3,051,717	N/A	N/A
Holston	$ 0	$ 3,435,266	$ 0	$ 0	N/A	N/A	$ 0	$ 3,435,266	$ 0	$ 3,435,266
Joyce	$ 0	$ 3,258,128	$ 0	$ 0	$ 0	$1,491,290	N/A	N/A	N/A	N/A
Murphy	$ 0	$ 2,738,826	$ 0	$127,176	N/A	N/A	N/A	N/A	N/A	N/A

* Addresses separation "without cause" or where the executive leaves for "good reason," as defined under the applicable employment agreement or, in the case of Mr. Flannery, his separation agreement. Benefits are not otherwise payable in the event of voluntary separation.

** In each case as defined under Mr. Culp and Mr. Holston's employment agreements, as detailed above.

DEATH/DISABILITY. Unvested options would vest and remain exercisable until their expiration date. In the case of disability, this applies only to options that have been held for at least one year. Unvested RSUs would become fully vested in some cases, depending on the award terms. PSUs would be earned, subject to the achievement of the performance objectives, other than Mr. Culp's inducement PSUs, which also vest in the event of his death. For these purposes, "disability" generally means the executive being unable to perform his or her job. Mr. Flannery was ineligible for equity benefits upon death or disability as of the last day of the year because he had left the company as of that date.

RETIREMENT. Unvested options or RSUs held for at least one year would become fully vested and would remain exercisable until their expiration date. This treatment applies to the named executives either becoming retirement-eligible (reaching the applicable retirement age) or retiring at age 60 or thereafter, depending on the award terms, and provided the award holder has at least five years of service with GE. Mr. Joyce had reached the applicable retirement age as of December 31, 2018.

INVOLUNTARY TERMINATION. For Mr. Culp, amounts shown reflect the value of his inducement PSU award if he had been terminated without cause or left for good reason. For Mr. Flannery, the amounts shown reflect the intrinsic value of his options, RSUs and PSUs that vested or became exercisable pursuant to the terms of his separation agreement (see "Separation Agreement with Mr. Flannery" on page 48). For Mr. Holston, the amounts shown reflect the intrinsic value of his options, RSUs and PSUs that would have vested or become exercisable if he had been terminated without cause or left for good reason. None of the other named executive officers were entitled to any potential payments upon separation from the company.

CHANGE OF CONTROL. Generally our named executives are not eligible for benefits in connection with a change of control of the company. However, under the terms of the employment agreements for Mr. Culp, he would have been eligible for the accelerated vesting of his inducement PSU award, and Mr. Holston would have been eligible for the same benefits that he would be entitled to if he left for good reason. For additional detail, see "Employment Agreement with Mr. Culp" and "Employment Agreement with Mr. Holston" on pages 47 and 48, respectively.

Pension Benefits

"Pension Benefits" on page 45 describes the general terms of each pension plan in which the named executives participate, the years of credited service and the present value of their accumulated pension benefit (assuming payment begins at age 60 or 65, as noted above, or for Mr. Joyce, on January 1, 2019). The table on the following page shows the pension benefits that would have become payable if the named executives had died, become disabled, voluntarily terminated or retired as of December 31, 2018.

In the event of death before retirement, the named executive's surviving spouse (or, for the Executive Retirement Benefit, the named executive's beneficiary) may receive the following pension benefits:

- **GE Pension Plan and GE Excess Benefits Plan.** Either an annuity, as if the named executive had retired and elected the spousal 50% joint and survivor annuity option prior to death, or an immediate lump-sum payment based on five years of pension distributions, in each case based upon the accrued benefits under these plans.

- **Supplementary Pension Benefit.** For Mr. Joyce, a lump-sum payment based on whichever of the following has a higher value: (1) the 50% survivor annuity that the spouse would have received under this plan if the named executive had retired and elected the spousal 50% joint and survivor annuity option prior to death, or (2) five years of pension distributions under this plan.

The amounts payable depend on several factors, including employee contributions and the ages of the named executive and surviving spouse.

- **Executive Retirement Benefit.** For Messrs. Culp and Holston, 10 equal annual installments of his accrued benefit, commencing when he would have attained age 60, reduced by 25% for commencement before he attained age 65.

In the event a disability occurs before retirement, executives with 15 years of service eligible for the Supplementary Pension Benefit may receive an annuity payment of accrued pension benefits, payable immediately. Executives with 15 years of service eligible for the Executive Retirement Benefit may receive 10 equal annual installments of the executive's accrued benefit, reduced by up to 25% for commencement before attaining age 65.

POTENTIAL TERMINATION PAYMENTS TABLE (PENSION BENEFITS)

Name	Lump Sum upon Death	Annual Benefit* upon Death	Annual Benefit* upon Disability	Annual Benefit* upon Voluntary Termination	Annual Benefit* upon Retirement
Culp	N/A	$ 11,694	N/A	$ 0	N/A
Miller	N/A	$250,622	N/A	$64,858	N/A
Flannery**	N/A	$785,896	N/A	N/A	N/A
Holston	N/A	$ 29,646	N/A	$ 0	N/A
Joyce	$11,218,748	$ 73,271	N/A	N/A	$1,632,063
Murphy	$ 358,848	$ 44,302	$86,008	N/A	$ 27,230

* Annual amounts shown for Ms. Miller and Messrs. Flannery and Joyce are annuity payments applicable to GE Pension and Supplementary Pension participants. Annual amounts shown for Messrs. Culp and Holston are for 10 installments as applicable to Executive Retirement Benefit participants.

** Mr. Flannery left the company on September 30, 2018. Pursuant to his separation agreement, the annual annuity payable as a 50% joint and survivor annuity following his 60th birthday would be $1,571,792

LUMP SUM UPON DEATH. Lump sum payable to the surviving spouse. A lump sum is not available to the surviving spouse of Ms. Miller because she does not have 15 years of qualifying service. A lump sum is not available to the surviving spouse of Mr. Flannery because he left the company (see "Annual Benefits Upon Death" below). A lump sum is not available to the beneficiary of Mr. Culp or Mr. Holston under the terms of the Executive Retirement Benefit.

ANNUAL BENEFITS UPON DEATH. Payments based upon the 50% joint and survivor option for the life of the surviving spouse, commencing after death for Mr. Joyce and commencing after her 60th birthday for Ms. Miller. For Messrs. Culp and Holston, 10 annual installment payments commencing following their 60th birthdays. In accordance with his separation agreement, in the event of Mr. Flannery's death prior to age 60, his surviving spouse would receive payments following his 60th birthday based on the 50% joint and survivor annuity option under the pension plans.

ANNUAL BENEFITS UPON DISABILITY. 50% joint and survivor annuity payable to the executive, or 10 annual installment payments commencing after disability under the Executive Retirement Benefit. Because Mr. Flannery left the company and entered into a separation agreement, he would not be eligible for disability pension payments. Messrs. Culp and Holston and Ms. Miller would not be eligible for disability benefits because they do not yet have 15 years of service. Because he is retirement-eligible, the benefits for Mr. Joyce are shown under Annual Annuity Upon Retirement.

ANNUAL BENEFITS UPON VOLUNTARY TERMINATION. 50% joint and survivor annuity payable to the executive at age 60; this does not include any payments under the GE Supplementary Pension Plan (either the Supplementary Pension Benefit or the Executive Retirement Benefit) because they are forfeited upon voluntary termination before age 60. Because they are each retirement-eligible, the benefits for Messrs. Joyce and Murphy are shown under Annual Benefit Upon Retirement.

ANNUAL BENEFITS UPON RETIREMENT. 50% joint and survivor annuity for Mr. Joyce. Represents partial pension eligibility for Mr. Murphy. The other named executives are not eligible to retire.

Deferred Compensation

The named executives are entitled to receive the amount in their deferred compensation accounts if their employment terminates. Between the termination event and the date that distributions are made, these accounts would continue to increase or decrease in value based on changes in the value of GE Stock Units or S&P 500 Index Units, and to accrue interest income or dividend payments, as applicable. Therefore, amounts received by the named executives would differ from those shown in the Deferred Compensation Table on page 44. See "Deferred Compensation" on page 44 for information on the available distribution types under each deferral plan.

Life Insurance Benefits

For a description of the supplemental life insurance plans that provide coverage to the named executives, see "Life Insurance Premiums" on page 39. Messrs. Culp and Holston do not qualify for these supplemental life insurance plans, as this benefit was discontinued for executives joining the company (or being promoted to the relevant band of seniority) after January 1, 2018. If the named executives had died on December 31, 2018, the survivors of the named executives would have received the following under these arrangements.

Name	Death Benefit
Culp	N/A
Miller	$6,719,995
Flannery	$8,338,081
Holston	N/A
Joyce	$6,901,900
Murphy	$3,345,364

The company would continue to pay the premiums in the event of a disability until the policy is fully funded.

COMPENSATION

Other Executive Compensation Practices & Policies

Roles and Responsibilities in Succession Planning and Compensation

COMPENSATION COMMITTEE. The committee has primary responsibility for helping the Board develop and evaluate potential candidates for executive positions and for overseeing the development of executive succession plans. As part of this responsibility, the committee oversees the compensation program for the CEO and the other named executives.

MANAGEMENT. Our CEO and our chief human resources officer help the committee administer our executive compensation program. The chief human resources officer also advises the committee on matters such as past compensation, total annual compensation, potential accrued benefits, GE compensation practices and guidelines, company performance, industry compensation practices and competitive market information.

How We Establish Performance Goals and Evaluate Performance

ESTABLISHING PERFORMANCE GOALS. At the beginning of each year, our CEO develops the objectives that he believes should be achieved for the company to be successful. He then reviews these objectives with the Compensation Committee for the corollary purpose of establishing the performance metrics included in the annual bonus plan. These objectives are derived largely from the company's annual financial and strategic planning sessions, during which the Board and management conduct in-depth reviews of the company's growth opportunities and establish goals for the upcoming year. The objectives include quantitative financial measurements as well as qualitative strategic, risk and operational considerations, and are focused on those factors that our CEO and the committee believe create long-term shareowner value. In 2018, the Compensation Committee determined that it would simplify the metrics for the annual bonus program, which were previously determined across the company based on five financial goals and a series of strategic goals. Under this new program, bonuses were determined for each business unit based primarily on two financial goals (generally free cash flow and earnings per share or earnings) that were tailored to the business unit. For our Corporate named executive officers, the bonus pool for 2018 continued to be based upon company-wide results.

EVALUATING PERFORMANCE. In January or February following the performance period, the Compensation Committee assesses performance against the metrics for the prior year to determine the level of funding for each business's bonus pool, including whether positive or negative discretion should be applied. The CEO leads the assessment of each named executive's individual performance, the company's overall performance and the performance of the executive's business or function, and makes an initial compensation recommendation to the Compensation Committee for each executive. In doing so, he receives input and data from our chief human resources officer. The chief human resources officer also provides input and information as to the CEO's compensation to the committee for their consideration, and the CEO has no role in the committee's final award determination for him. The named executives also play no role in their compensation determinations.

Our Policies on Compensation Consultants and Peer Group Comparisons

STRATEGIC USE OF COMPENSATION CONSULTANTS. From time to time, the Compensation Committee and the company's human resources function have sought the views of Frederic W. Cook & Co., Inc. (FW Cook) about market intelligence on compensation trends and on particular compensation programs designed by our human resources function. For 2018, the Compensation Committee and the company's human resources function consulted with FW Cook on market practices relating to senior executive compensation. All of these services were obtained under hourly fee arrangements with FW Cook rather than through a standing engagement.

COMPENSATION CONSULTANT INDEPENDENCE POLICY. Any compensation consultant that advises the Board on executive or director compensation will not at the same time advise the company on any other human resources matter, and the committee has determined that FW Cook's work with the committee and the company's human resources function does not raise any conflict of interest.

LIMITED USE OF PEER GROUP COMPARISONS. The Compensation Committee considers market compensation data as one among several factors in setting pay. The committee may consider compensation at Dow 30 and Fortune 250 companies in setting compensation from time to time. It does not target a percentile within this group and instead uses the comparative data merely as a reference point in exercising its judgment about compensation types and amounts.

Clawbacks and Other Remedies for Potential Misconduct

CLAWBACKS. The Board may seek reimbursement from an executive officer if it determines that the officer engaged in conduct that was detrimental to the company and resulted in a material inaccuracy in either our financial statements or in performance metrics that affected the officer's compensation. If the Board determines that the officer engaged in fraudulent misconduct, it must seek such reimbursement. For more information, see the Board's Governance Principles (see "Helpful Resources" on page 67).

OTHER REMEDIES. In cases of detrimental misconduct by an executive officer, the Board may also take a range of other actions to remedy the misconduct, prevent its recurrence, and discipline the individual as appropriate, including terminating the individual's employment. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Share Ownership and Equity Grant Policies

SHARE OWNERSHIP REQUIREMENTS. We require our named executives to own significant amounts of GE stock as shown below. The required amounts are set at multiples of base salary. Executives have five years from the time they are first hired or promoted into a position at the senior vice president level or above to meet the requirement. All named executives are in compliance with our stock ownership requirements. For details on these requirements, see the Governance Principles (see "Helpful Resources" on page 67). The named executives' ownership is shown in the Common Stock & Total Stock-Based Holdings Table on page 27.

STOCK OWNERSHIP REQUIREMENTS (multiples of base salary)

10X	**5X**	**4X**
for CEO	for vice chairs	for senior vice presidents

HOLDING PERIOD REQUIREMENTS. Our executive officers must also hold for at least one year any net shares of GE stock they receive through stock option exercises. Net shares received from the vesting of PSUs or RSUs must be held until the stock ownership requirement is met.

NO HEDGING. We believe our executive officers and directors should not speculate or hedge their interests in our stock. We therefore prohibit them from entering into any derivative transactions in GE stock, including any short sale, forward, equity swap, option or collar that is based on GE's stock price.

NO PLEDGING. We prohibit executive officers and directors from pledging GE stock.

NO OPTION BACKDATING OR SPRING-LOADING. The exercise price of each stock option is the closing price of GE stock on the grant date (generally the date of the Compensation Committee meeting at which equity awards are determined, or a future date specified by the committee).

NO OPTION REPRICING. We prohibit the repricing of stock options. This includes amending outstanding options to lower their exercise price, substituting new awards with a lower exercise price or executing a cash buyout.

NO UNEARNED DIVIDEND EQUIVALENTS. PSUs, as well as RSUs granted to executive officers after 2013, do not pay dividend equivalents on shares that are not yet owned. Instead, dividend equivalents are accrued during the vesting or performance period and paid out only on shares actually received. For more information, see the Governance Principles (see "Helpful Resources" on page 67).

Tax Deductibility of Compensation

The Internal Revenue Code generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's applicable named executives. Prior to the Tax Cuts and Jobs Act of 2017 this limitation generally did not apply to compensation that met the tax code requirements for "qualifying performance-based" compensation. Following enactment of the Tax Act, we generally expect that compensation paid to our applicable named executives in excess of $1 million will not be deductible, subject to an exception for compensation provided pursuant to a binding written contract in effect as of November 2, 2017.

Explanation of Non-GAAP Financial Measures and Performance Metrics

Information on how GE calculates the following metrics (presented on pages 9, 32, and 34), including:

- Earnings per share,
- Free cash flow (for GE, Aviation and Healthcare),
- Earnings (for Aviation and Healthcare),
- Total cash generation,
- Adjusted GE Industrial profit margin,
- Industrial return on total capital (ROTC), and
- Cash returned to investors

is disclosed in the supplemental materials on GE's proxy website (see "Helpful Resources" on page 67) and in the "Supplemental Information" section of GE's annual report on Form 10-K for 2018. Information on how GE calculates the funding metrics for the annual bonus program as well as the performance metrics for the 2016–2018 LTPA program and 2016 PSUs is also disclosed in the supplemental materials on GE's proxy website.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements" — that is, statements related to future events that by their nature address matters that are, to different degrees, uncertain. For details on the uncertainties that may cause our actual future results to be materially different than those expressed in our forward-looking statements, see the Forward-Looking Statements Information page on our Investor Relations website (see "Helpful Resources" on page 67) as well as our annual reports on Form 10-K and quarterly reports on Form 10-Q. We do not undertake to update our forward-looking statements. This document also includes certain forward-looking projected financial information that is based on current estimates and forecasts. Actual results could differ materially.

Compensation Committee Report

The Compensation Committee has reviewed the compensation discussion and analysis (pages 30 through 52, which, pursuant to SEC rules, does not include the "CEO Pay Ratio" discussion on the next page) and discussed that analysis with management. Based on its review and discussions with management, the committee recommended to the Board that the compensation discussion and analysis be included in the company's annual report on Form 10-K for 2018 and this proxy statement. This report is provided by the following independent directors, who comprise the committee:

Thomas Horton (Chairman)   Edward Garden
W. Geoffrey Beattie   Risa Lavizzo-Mourey
Francisco D'Souza

CEO Pay Ratio

RATIO OF CEO PAY TO MEDIAN EMPLOYEE PAY. Our median employee earned $58,204 in total compensation for 2018. Based upon the total 2018 compensation reported for Mr. Culp as reported under "SEC Total" in the Summary Compensation Table on page 38, and annualizing his compensation where practicable per SEC rules, we calculate Mr. Culp's total annualized compensation as $20,086,327. Based upon this amount, our ratio of CEO to median employee pay was 345 to 1. Our median employee is employed in Louisiana, United States at Baker Hughes, a GE company.

HOW WE IDENTIFIED THE MEDIAN EMPLOYEE. To identify the median GE employee, we identified our total employee population as of December 31, 2018, and, in accordance with SEC rules, excluded the CEO, employees from acquisitions during the year* and employees from certain countries representing in aggregate less than 5% of our employee base,** to arrive at the median employee consideration pool. We then used annualized salary data to narrow this pool to those employees between the 48th and 52nd percentiles. Once we identified this narrowed pool, we used actual salary and incentive compensation paid for the prior 12 months to determine the median employee. We then calculated the median employee's total compensation in accordance with SEC rules to use as the basis for the pay ratio. Foreign exchange rates were translated to the U.S. dollar equivalent based on rates as of December 31, 2018. We compared the median employee's compensation to Mr. Culp as he was our CEO on the sample date.

* We excluded employees from the following acquisitions: Polyflow (62), Avionics (55), FieldCore (Jenbacher) (286), REI (3) and Renewables-WMC (22), for a total of 428 employees.

** These countries and their headcounts as of the sample date were: Albania (14), Angola (463), Austria (532), Azerbaijan (292), Bahamas (1), Bahrain (74), Bangladesh (55), Belgium (318), Bermuda (2), Bolivia (49), Brunei Darussalam (168), Bulgaria (19), Cambodia (5), Cameroon (10), Chad (43), Chile (221), Colombia (771), Congo (52), Costa Rica (2), Cote d'Ivoire (50), Croatia (581), Czech Republic (785), Denmark (717), Dominican Republic (2), Ecuador (159), Equatorial Guinea (7), Estonia (30), Ethiopia (15), Finland (888), Gabon (16), Georgia (2), Ghana (99), Greece (142), Guatemala (4), Hong Kong (146), Iraq (203), Israel (657), Jordan (29), Kazakhstan (446), Kenya (151), Kosovo (2), Kuwait (750), Kyrgyzstan (2), Lao People's Democratic Republic (2), Latvia (9), Lebanon (39), Libya (58), Lithuania (24), Luxembourg (25), Malta (4), Mauritania (1), Mauritius (4), Mongolia (2), Montenegro (6), Morocco (95), Mozambique (61), Myanmar (17), New Zealand (98), Nigeria (719), Oman (524), Pakistan (199), Panama (27), Papua New Guinea (13), Peru (137), Philippines (97), Portugal (115), Qatar (497), Senegal (3), Serbia (24), Slovakia (159), Slovenia (1), South Africa (644), Sri Lanka (144), Tajikistan (7), Tanzania (4), Trinidad and Tobago (183), Tunisia (112), Turkmenistan (10), Uganda (2), Ukraine (20), Uruguay (1), Uzbekistan (2), Venezuela (87), Yemen (5) and Zambia (6), for a total of 13,161 employees. As of December 31, 2018, using the methodology required by the rule governing this disclosure, GE had approximately 96,000 U.S. employees and approximately 168,000 employees in other countries, for a total of approximately 264,000 employees globally factored into the sample before the country exclusions listed above.

COMPENSATION

Director Compensation

The compensation program for independent directors is designed to achieve the following goals:

- **Fairly pay directors** for the work required at a company of GE's size and scope;
- **Align directors' interests** with the long-term interests of GE shareowners; and
- **Be simple, transparent and easy** for shareowners to understand.

Annual Compensation

OVERVIEW. Our independent directors receive annual compensation as shown in the table below. There are no additional meeting fees. The lead director and members of our Board committees receive additional compensation due to the workload and broad responsibilities of these positions.

COMPENSATION

All independent directors	$ 275,000
Lead director	$ 50,000
Audit Committee members	$ 35,000
Finance & Capital Allocation Committee members*	$ 30,000
Management Development & Compensation Committee members	$ 25,000
Governance & Public Affairs Committee members	$ 10,000
Special Litigation Committee members**	$ 20,000

- **Form of payment.** 40% in cash & 60% in deferred stock units (DSUs); directors can elect to defer some or all of the cash portion in additional DSUs
- **Time of payment.** Quarterly installments
- **Multiple committees.** If a director serves on more than one committee, the additional compensation applies separately for each committee
- **Limit on director compensation.** $1,500,000 annually, including cash & equity, but excluding amounts awarded under the Charitable Award Program (which has been closed to new directors)

* The Finance and Capital Allocation Committee will be eliminated at the time of the annual meeting and its responsibilities reallocated to the Board and Audit Committee.

** This special committee was established in November 2018.

HOW DEFERRED STOCK UNITS WORK. Each DSU is equal in value to a share of GE stock and is fully vested upon grant, but does not have voting rights. To calculate the number of DSUs to be granted, we divide the target value of the DSUs by the average closing price of GE stock for the 20 days preceding and including the grant date. DSUs accumulate quarterly dividend-equivalent payments, which are reinvested into additional DSUs. The DSUs are paid out in cash beginning in the July occurring one year after the director leaves the Board. Directors may elect to take their DSU payments as a lump sum or in payments spread out for up to 10 years. In the event of a spin-off transaction (such as the Wabtec distribution), the DSUs are credited with a phantom stock in the spun-off entity, similar to the distribution paid to GE shareowners, which would be payable in cash upon retirement on the same terms as the DSUs.

OTHER COMPENSATION. Our independent directors may also receive the following benefits:

- **Matching Gifts Program.** Independent directors may participate in the GE Foundation's Matching Gifts Program on the same terms as GE employees. Under this program, the GE Foundation matched for each participant up to $5,000 for 2018 contributions to approved charitable organizations.
- **Charitable Award Program.** Each director who joined the Board before 2016 may, upon leaving the Board, designate up to $1 million in charitable contributions by the GE Foundation. Directors may not choose a private foundation with which they are affiliated. The Board terminated this program for new directors in 2015.
- **Incidental Board Meeting Expenses.** The company occasionally provides travel and sponsors activities for spouses or other guests of the directors in connection with Board meetings. No such expenses were incurred during 2018.

Changes to Director Compensation

The Governance Committee reviews director compensation annually, assisted periodically by an independent compensation consultant. In 2018, the Governance Committee reviewed its director compensation program and determined not to make any changes to the retainer, lead director, or committee fees payable to directors. In November 2018, the Board created a special committee of the independent directors to assist in reviewing litigation matters, for which members will be compensated $20,000 annually, payable on the same terms as other director compensation.

No Additional Director Compensation

Independent directors do not receive any cash incentive compensation, hold deferred compensation balances or receive pension benefits. Since 2003, DSUs have been the only equity incentive compensation awarded to the independent directors; we ceased granting stock options to directors in 2002, and no independent director had stock options outstanding at 2018 fiscal year-end. Directors who are company employees do not receive any compensation for their services as directors.

Share Ownership Requirements for Independent Directors

All independent directors are required to hold at least $550,000 (5 times the cash portion of their annual retainer) worth of GE stock and/or DSUs while serving as GE directors. They have five years to meet this ownership threshold. All directors are in compliance with this requirement.

Director and Officer (D&O) Insurance

GE provides liability insurance for its directors and officers. The annual cost of this coverage is approximately $7.7 million.

Director Compensation Table

This table shows the compensation that each independent director earned for his or her 2018 Board and committee service. Amounts reflect partial-year Board service for Mses. Hockfield, Jung, Lazarus and Schapiro and Messrs. Dekkers, Henry, Mollenkopf and Rohr, all of whom retired from the Board in April 2018, Mr. Horton and Ms. Seidman, who joined the Board in April 2018, Ms. Reynolds, who joined the Board in December 2018 and Mr. Culp, who joined the Board in April 2018 but ceased to be compensated as an independent director upon his appointment as Chairman and CEO on September 30, 2018. Mr. Brennan retired from the Board in December 2018 following the last scheduled Board meeting for the year and his compensation was not prorated. Mr. Garden has advised us that, pursuant to his arrangement with Trian, he transfers to Trian, or holds for the benefit of Trian and/or Trian Entities, all director compensation paid to him.

Name of Director	Cash Fees	Stock Awards	Matching Gifts	Charitable Award Program	Total
Sébastien Bazin	$ 0	$ 306,888	$ 0	$ 0	$ 306,888
W. Geoffrey Beattie	$ 0	$ 322,930	$25,000	$ 0	$ 347,930
John Brennan	$ 0	$ 303,774	$ 5,000	$ 0	$ 308,774
H. Lawrence Culp, Jr.	$ 0	$ 170,248	$ 0	$ 0	$ 170,248
Marijn Dekkers	$ 0	$ 113,311	$ 0	$1,000,000	$1,113,311
Francisco D'Souza	$ 0	$ 299,642	$ 0	$ 0	$ 299,642
Edward Garden	$133,000	$ 195,846	$ 0	$ 0	$ 328,846
Peter Henry	$ 0	$ 113,311	$ 2,000	$ 0	$ 115,311
Susan Hockfield	$ 44,250	$ 64,697	$ 0	$1,000,000	$1,108,947
Thomas Horton	$103,000	$ 153,460	$ 0	$ 0	$ 256,460
Andrea Jung	$ 46,500	$ 67,987	$ 5,000	$1,000,000	$1,119,487
Risa Lavizzo-Mourey	$ 61,750	$ 242,883	$ 5,000	$ 0	$ 309,633
Rochelle Lazarus	$ 0	$ 113,311	$ 0	$1,000,000	$1,113,311
Steven Mollenkopf	$ 0	$ 104,173	$ 0	$ 0	$ 104,173
James Mulva	$ 0	$ 333,831	$ 0	$ 0	$ 333,831
Paula Rosput Reynolds	$ 13,750	$ 21,535	$ 0	$ 0	$ 35,285
James Rohr	$ 54,750	$ 80,049	$ 5,000	$1,000,000	$1,139,799
Mary Schapiro	$ 9,300	$ 104,246	$15,000	$1,000,000	$1,128,546
Leslie Seidman	$ 0	$ 257,559	$ 0	$ 0	$ 257,559
James Tisch	$ 0	$ 309,285	$ 0	$ 0	$ 309,285

CASH FEES. Amount of cash compensation earned in 2018 for Board and committee service.

Director	Cash Deferred into DSUs in 2018	# DSUs Outstanding at 2018 Fiscal Year-End
Sébastien Bazin	$125,000	48,962
W. Geoffrey Beattie	$131,500	166,430
John Brennan	$124,750	105,805
H. Lawrence Culp, Jr.	$ 71,000	13,888
Marijn Dekkers	$ 46,500	56,559
Francisco D'Souza	$122,000	84,257
Edward Garden	$ 0	21,089
Peter Henry	$ 46,500	26,700
Susan Hockfield	$ 0	100,594
Thomas Horton	$ 0	15,558
Andrea Jung	$ 0	163,882
Risa Lavizzo-Mourey	$ 61,750	29,719
Rochelle Lazarus	$ 46,500	240,436
Steven Mollenkopf	$ 42,750	21,275
James Mulva	$136,000	188,379
Paula Rosput Reynolds	$ 0	2,845
James Rohr	$ 0	39,304
Mary Schapiro	$ 37,200	51,413
Leslie Seidman	$104,000	25,675
James Tisch	$126,000	122,843

STOCK AWARDS. Aggregate grant date fair value of DSUs granted in 2018, as calculated in accordance with SEC rules, including amounts that the directors deferred into DSUs in lieu of all or a part of their cash compensation. Grant date fair value is calculated by multiplying the number of DSUs granted by the closing price of GE stock on the grant date (or the last trading day prior to the grant date), which was $13.48 for March 31, 2018 grants, $13.61 for June 30, 2018 grants, $11.29 for September 30, 2018 grants, and $7.57 for December 31, 2018 grants. The table on the left shows the cash amounts that the directors deferred into DSUs in 2018 and the number of DSUs accrued as of 2018 fiscal year-end.

MATCHING GIFTS. Under the terms of the Matching Gifts Program, contributions made within a calendar year are eligible to be matched if they are reported to GE by April 15 of the following year. Amounts shown in this column reflect all contributions reported to the company in 2018, including 2017 contributions reported to GE by April 2018 and excluding any 2018 contributions that were not reported until 2019. This benefit is capped at $5,000 annually for gifts made in 2018 and subsequent years.

CHARITABLE AWARD PROGRAM. This column reflects a $1,000,000 charitable contribution on behalf of the retiring director from the GE Foundation under our legacy Charitable Award Program. The Board terminated this program for new directors in 2015.

COMPENSATION

Reduction of Minimum Number of Directors

REDUCTION OF
MINIMUM NUMBER
OF DIRECTORS

Management Proposal No. 2

Approval of Reduction of Minimum Number of Directors from Ten to Seven

We are asking shareowners to approve an amendment to the company's Certificate of Incorporation to change the minimum required number of directors on our Board from ten to seven.

Why the Board recommends a vote FOR the Amendment to our Certificate of Incorporation. The purpose of the amendment is to provide for a more flexible Board size so that the Board remains in compliance with the requirements under the Certificate of Incorporation, particularly during times of transition, while maintaining a Board with sufficient diversity of perspectives and experience to continue to effectively exercise strategic oversight of the company.

Failure to obtain shareowner approval of the amendment of our Certificate of Incorporation may limit our ability to achieve these objectives.

 **YOUR BOARD RECOMMENDS A VOTE FOR APPROVAL OF A REDUCTION IN MINIMUM NUMBER OF DIRECTORS**

The Board of Directors has approved, subject to approval by GE shareowners, an amendment to our restated Certificate of Incorporation, as amended (the Certificate of Incorporation), to provide that the Board shall consist of no less than seven directors.

Background and Rationale

The company's Certificate of Incorporation currently provides that the Board is to consist of not less than ten directors, with the exact number to be determined pursuant to the company's by-laws.

In fall 2017, the Board adopted the Governance Committee's recommendation to reduce the size of the Board and set a target of approximately 12 directors. Based upon its recent experience, the Board plans to continue to target a Board size of 12 directors. However, we anticipate that the number of directors on the Board may fluctuate from time to time, particularly during director transitions and as we continue to assess the company's strategic priorities.

The Board believes that it is in the best interests of the company and its shareowners to provide for a more flexible Board size so that the Board remains in compliance with the requirements of the Certificate of Incorporation, particularly during times of transition. The Board believes that setting a minimum of seven directors will help ensure that the Board continues to have sufficient diversity of perspectives and experience on the Board to continue to effectively exercise strategic oversight of the company.

Implementation of the Reduction of Minimum Number of Directors

The reduction of the minimum number of directors will be accomplished by amending the first sentence of Section 6 of the company's Certificate of Incorporation to read as follows (the Minimum Board Size Amendment):

"The Board of Directors of the corporation shall consist of not less than seven directors, the exact number to be determined pursuant to procedures set forth in the by-laws."

If approved by shareowners, the Minimum Board Size Amendment would become effective upon its filing with the New York State Department of State. We expect that this would occur promptly following the approval of this proposal by shareowners.

The Board has approved a corresponding amendment to the company's by-laws, subject to the approval by shareowners of the Minimum Board Size Amendment, that would also lower the minimum number of directors thereunder to seven directors.

Audit

Management Proposal No. 3

Ratification of KPMG as Independent Auditor for 2019

What are you voting on?

We are asking shareowners to ratify the selection of KPMG LLP (KPMG) as the independent auditor of our consolidated financial statements and our internal control over financial reporting for 2019.

Why are we asking you to vote?

Although ratification is not required by our by-laws or otherwise, the Board is submitting this proposal as a matter of good corporate practice. If the selection is not ratified, the committee will consider whether it is appropriate to select another independent auditor.

 **YOUR BOARD RECOMMENDS A VOTE FOR RATIFICATION OF THE AUDIT COMMITTEE'S SELECTION OF KPMG AS OUR INDEPENDENT AUDITOR FOR 2019**

Independent Auditor Engagement

Audit Committee's Response to 2018 Ratification Vote

The Audit Committee is directly responsible for the appointment, compensation (including advance approval of the audit fee), retention and oversight of the independent registered public accounting firm that audits our financial statements and our internal control over financial reporting. Our auditor ratification vote last year, with approximately 65% of the votes cast in favor of ratifying KPMG, had significantly lower support than in prior years. The Audit Committee takes this feedback from our shareowners seriously, and actions the Audit Committee has overseen and directed since the 2018 ratification vote have included:

- **Prioritizing the consideration of alternatives for 2019 and beyond**, including potential actions such as an audit tender process, audit partner rotations and an audit firm rotation, during regular discussions at Audit Committee meetings;

- **Engaging with a significant portion of GE's shareowner base on this topic**, including two meetings in which our lead director (who from April to September 2018 was a member of the Audit Committee) participated. The Audit Committee considered the full range of views that shareowners expressed during these meetings, which included feedback regarding GE's financial performance, accounting and disclosure matters, the ongoing SEC investigation of GE, KPMG's long tenure and performance as GE's auditor, the oversight by and personnel changes within the senior leadership of GE's finance function, the costs and complexity of a potential audit firm rotation and the timeline for a potential audit firm rotation in light of portfolio and other strategic actions that GE is in the midst of undertaking;

- **Adopting new internal procedures to support readiness for a potential audit firm rotation**, by implementing new pre-approval requirements for GE to enter into certain types of non-audit engagements with audit firms (other than KPMG) that would need to establish independence in order to serve as GE's independent auditor in the future. As a global, multi-business company, we currently engage audit firms other than KPMG for a variety of non-audit services, and the new procedures are designed to mitigate the cost and complexity of concluding and transitioning those engagements in the event of an audit firm rotation;

- **Balancing the potential benefits of a change in audit firm against the challenges of making the change at this time,** given the significant portfolio actions being undertaken, the need for carve-out audits and the extent of change across the company. The Audit Committee believes that there are significant benefits in terms of audit quality, the efficient use of resources and our timely execution of planned portfolio actions from retaining an audit firm that knows the company well during this period of transition, and that beginning the process for an audit firm rotation at this time would not be in the best interests of GE or our shareowners; and

- **Planning to move forward with a tender process for the appointment as GE's independent audit firm.** The Audit Committee is preparing for a formal tender process following completion of the 2019 audit. The ultimate timing for the process and the appointment of an audit firm following the tender will be based on the progress toward completing planned portfolio actions and circumstances at that time.

Additional Aspects of Review Process for 2019 Appointment

In addition to the actions and deliberations described above, the Audit Committee annually reviews KPMG's independence and performance in deciding whether to retain KPMG or engage a different independent auditor. In the course of these reviews, the committee considers, among other things:

- **KPMG's independence,** including the independence controls discussed below;

- **KPMG's historical and recent performance on the GE audit,** including the results of an internal, worldwide survey of KPMG's service and quality and specific GE audit quality enhancements that KPMG has discussed with the Audit Committee;

- **KPMG's capability and expertise** in handling the breadth and complexity of our worldwide operations;

- **External data on audit quality and performance,** including recent Public Company Accounting Oversight Board (PCAOB) reports and actions related to KPMG, as well as a review of the number of audit clients reporting restatements as compared to other major accounting firms;

- **An analysis of KPMG's known legal risks and any significant legal or regulatory proceedings** in which it is involved (including an interview with KPMG's Chairman & CEO and Vice Chair – Legal, Risk & Regulatory). The Audit Committee and KPMG have specifically discussed current PCAOB oversight matters and legal actions against certain former KPMG audit partners, unrelated to the GE audit;

Appropriateness of KPMG's fees for audit and non-audit services, on both an absolute basis and as compared to its peer firms.

Based on all of the foregoing considerations, the Audit Committee determined in December 2018 that KPMG is independent and that it is in the best interests of GE and our shareowners to retain KPMG as our independent auditor for 2019. KPMG has served as our independent auditor since 1909.

Auditor Independence Controls

THOROUGH AUDIT COMMITTEE OVERSIGHT. The committee's oversight includes private meetings with KPMG (the committee meets with KPMG at all regular meetings), a comprehensive annual evaluation by the committee in determining whether to engage KPMG for the coming year, and a committee-directed process for selecting and evaluating the performance of the lead partner. In 2018, the committee and KPMG also reviewed plans for the rotation of other key audit partners on a periodic basis.

RIGOROUS LIMITS ON NON-AUDIT SERVICES. GE requires Audit Committee preapproval of non-audit services, prohibits certain types of non-audit services that otherwise would be permissible under SEC rules, and requires that KPMG is engaged only when it is best-suited for the job.

STRONG INTERNAL KPMG INDEPENDENCE PROCESS. KPMG conducts periodic internal quality reviews of its audit work, staffs GE's global audit (including statutory audits) with a large number of partners (approximately 400), and rotates its lead partner at least every five years.

ROBUST REGULATORY FRAMEWORK. KPMG, as an independent registered public accounting firm, is subject to PCAOB inspections, "Big 4" peer reviews, and PCAOB and SEC oversight.

| 6X+ meetings per year between committee chair & KPMG | 6X+ meetings per year between committee & KPMG | ~400 KPMG partners work on the GE audit |

KPMG Will Attend the Annual Meeting

KPMG representatives are expected to attend the annual meeting. They will have an opportunity to make a statement if they wish and be available to respond to appropriate shareowner questions.

Independent Auditor Information

KPMG's Fees for 2017 and 2018

The committee oversees the audit and non-audit services provided by KPMG and receives periodic reports on the fees paid. The aggregate fees billed by KPMG in 2017 and 2018 for its services were:

Types of Fees (in millions)	Audit	Audit- Related	Tax	All Other	Total
2018	$92.2	$40.3	$0.8	$0.0	$133.3
2017	$95.8	$45.4	$1.7	$0.0	$142.9

TOTAL. Total fees paid to KPMG decreased between 2018 and 2017 primarily due to lower expense in 2018 associated with carve-out audits, although carve-out audit expenses remained high in 2018 relative to historical baseline.

AUDIT. Fees for the audit of GE's annual financial statements included in our annual report on Form 10-K; the review of financial statements included in our quarterly reports on Form 10-Q; the audit of our internal control over financial reporting, with the objective of obtaining reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects; and services routinely provided by the auditor in connection with statutory and regulatory filings or engagements, as well as performing the same services for BHGE (since July 2017). For GE these audit expenses were $63.7 million, and for BHGE audit expenses were $28.5 million. Approximately 64% of these audit fees related to KPMG's conduct of over 1,400 statutory audits in more than 90 countries.

AUDIT-RELATED. Fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and internal control over financial reporting. The year-over-year fee decrease was primarily attributable to lower costs for carve-out audits in 2018, which included GE Healthcare ($16.0 million) and GE Transportation ($8.6 million), compared to the costs for carve-out audits in 2017, which included GE Oil & Gas ($30.0 million), the Water business ($4.3 million), and Industrial Solutions ($8.1 million).

TAX. Fees for tax compliance, and tax advice and tax planning.

ALL OTHER. Any services other than those described above.

How We Control and Monitor the Non-Audit Services Provided by KPMG

The Audit Committee has retained KPMG (along with other accounting firms) to provide non-audit services in 2018. We understand the need for KPMG to maintain objectivity and independence as the auditor of our financial statements and our internal control over financial reporting. Accordingly, the committee has established the following policies and processes related to non-audit services.

WE RESTRICT THE NON-AUDIT SERVICES THAT KPMG CAN PROVIDE. To minimize relationships that could appear to impair KPMG's objectivity, the Audit Committee has restricted the types of non-audit services that KPMG may provide to us (and that otherwise would be permissible under SEC rules) and requires that the company engage KPMG only when it is best-suited for the job. For more detail, see the Audit Committee Charter (see "Helpful Resources" on page 67).

WE HAVE A PRE-APPROVAL PROCESS FOR NON-AUDIT SERVICES. The Audit Committee has adopted policies and procedures for pre-approving all non-audit work that KPMG performs for us. Specifically, the committee has pre-approved the use of KPMG for specific types of services related to: tax compliance, planning and consultations; acquisition/disposition services, including due diligence; consultations regarding accounting and reporting matters; and reviews and consultations on internal control and other related services. The committee has set a specific annual limit on the amount of non-audit services (audit-related and tax services) that the company can obtain from KPMG. It has also required management to obtain specific pre-approval from the committee for any single engagement over $1 million or any types of services that have not been pre-approved. The committee chair is authorized to pre-approve any audit or non-audit service on behalf of the committee, provided these decisions are presented to the full committee at its next regularly scheduled meeting.

AUDIT

We Have Hiring Restrictions for KPMG Employees

To avoid potential conflicts of interest, the Audit Committee has adopted restrictions on our hiring of any KPMG partner, director, manager, staff member, advising member of the department of professional practice, reviewing actuary, reviewing tax professional and any other individuals responsible for providing audit assurance on any aspect of KPMG's audit and review of our financial statements. These restrictions are contained in our Governance Principles (see "Helpful Resources" on page 67).

Rotation of Key Audit Partners and Audit Firms

AUDIT COMMITTEE OVERSEES SELECTION OF NEW LEAD AUDIT ENGAGEMENT PARTNER EVERY FIVE YEARS. The Audit Committee requires key KPMG partners assigned to our audit to be rotated at least every five years. The committee and its chair oversee the selection process for each new lead engagement partner. Throughout this process, the committee and management provide input to KPMG about GE priorities, discuss candidate qualifications and interview potential candidates put forth by the firm. The committee also reviews the performance of the lead audit partner annually.

CONSIDERATION OF AUDIT FIRM ROTATION. To help ensure continuing auditor independence, the committee also periodically considers whether there should be a regular rotation of the independent auditor.

Audit Committee Report

ROLES AND RESPONSIBILITIES. The Audit Committee reviews GE's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. KPMG, our company's independent auditor for 2018, is responsible for expressing opinions on the conformity of the company's audited financial statements with U.S. generally accepted accounting principles and on the company's internal control over financial reporting.

REQUIRED DISCLOSURES AND DISCUSSIONS. The committee has reviewed and discussed with management and KPMG the audited financial statements for the year ended December 31, 2018 and KPMG's evaluation of the company's internal control over financial reporting. The committee has also discussed with KPMG the matters that are required to be discussed under PCAOB standards. KPMG has provided to the committee the written disclosures and the PCAOB-required letter regarding its communications with the Audit Committee concerning independence, and the committee has discussed with KPMG that firm's independence. The committee has concluded that KPMG's provision of audit and non-audit services to GE and its affiliates is compatible with KPMG's independence.

COMMITTEE RECOMMENDS INCLUDING THE FINANCIAL STATEMENTS IN THE ANNUAL REPORT. Based on the review and discussions referred to above, the committee recommended to the Board that the audited financial statements for the year ended December 31, 2018 be included in our annual report on Form 10-K for 2018 for filing with the SEC. This report is provided by the following independent directors, who comprised the committee at the time the Board approved our annual report on Form 10-K for 2018:

W. Geoffrey Beattie (Chairman)   Leslie F. Seidman
James J. Mulva

Shareowner Proposals

Shareowner Proposals

What are you voting on?

The following shareowner proposals will be voted on at the annual meeting only if properly presented by or on behalf of the shareowner proponent. Some of these proposals contain assertions about GE that we believe are incorrect, and we have not attempted to refute all of the inaccuracies.

How to find more information about the proponents

To obtain the addresses of any of the shareowner proponents, or their GE stock holdings, email shareowner.proposals@ge.com or write to Corporate Secretary, GE, at the address listed on the inside front cover of this proxy statement, and you will receive this information promptly.

 **YOUR BOARD RECOMMENDS A VOTE AGAINST THESE PROPOSALS FOR THE REASONS THAT WE PROVIDE FOLLOWING EACH PROPOSAL**

Shareowner Proposal No. 1 — Independent Chairman

Kenneth Steiner has notified us that he intends to submit the following proposal at this year's meeting:

Proposal 1 — Independent Board Chairman

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require henceforth that the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next Chief Executive Officer transition, implemented so it does not violate any existing agreement.

If the Board determines that a Chairman, who was independent when selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chairman. This proposal requests that all the necessary steps be taken to accomplish the above.

Caterpillar is an example of a company changing course and naming an independent board chairman. Caterpillar had opposed a shareholder proposal for an independent board chairman at its annual meeting. Wells Fargo also changed course and named an independent board chairman.

This proposal topic won impressive 41%-support at the 2018 General Electric annual meeting even though management spent extra shareholder money to try to put a lid on the shareholder votes in favor. The 2018 proposal likely won more than 50%-support from the shareholders who have ready access to independent advice on the importance of this proposal topic in contrast to many shareholders who unfortunately have access to only one-sided management advice.

An independent Chairman is best positioned to build up the oversight capabilities of the many new directors on our Board while the CEO addresses the challenging day-to-day issues facing the company.

Please vote yes:

Independent Board Chairman — Proposal 1

 **Your Board recommends a vote AGAINST this proposal.**

THE INTERESTS OF GE AND ITS SHAREOWNERS ARE BEST SERVED WHEN LEADERSHIP CHOICES ARE MADE ON A CASE-BY-CASE BASIS. Our Board believes that providing strong, independent and objective oversight of the company is central to its role and good governance. But dictating a policy on the structure of company leadership, regardless of the circumstances or the individuals involved, limits the Board's ability to pursue the strategy that is in the best interests of the company and its shareowners at a particular point in time. Our Board demonstrated during the most recent CEO transition that combining the Chairman and CEO roles will not cause it to shy away from its obligation to exercise independent oversight. Circumstances may change over time, as they did at Caterpillar, which recently decided to recombine the Chairman and CEO roles (notwithstanding the proponent's assertion), and we believe it is important for GE to maintain this same flexibility. According to the 2018 Spencer Stuart Board Index, nearly 70% of companies in the S&P 500 do not have an independent board chairman. The Board will continue to monitor the appropriateness of this structure as it does with all governance issues.

THE BOARD DECIDED DURING ITS RECENT CEO TRANSITION TO MAINTAIN ITS CURRENT LEADERSHIP STRUCTURE. At the time of the most recent CEO transition in September 2018, the Board considered appointing a director from among its members as independent Chairman and promoting an internal candidate or hiring an outside candidate as CEO. After deliberation, the independent directors determined that hiring Mr. Culp as CEO, and simultaneously appointing him as Chairman, was in the best interests of the company and its shareowners. The independent directors determined that Mr. Culp was the best candidate to drive the strategy for the company and the Board's agenda as Chairman, while also leading the execution of that strategy as CEO. The independent directors concluded that combining these roles was important to provide clarity on decision-making and accountability,

particularly at a time of considerable change for the company, and that they could effectively mitigate any potential conflicts that might result from combining the roles of CEO and Chairman.

INDEPENDENT LEADERSHIP IS PROVIDED BY OUR LEAD DIRECTOR. The lead director role at GE is designed to empower the independent directors to serve as a check on management, and we believe that the effectiveness of this structure has been proven during the last year. Our lead director, Tom Horton, the former Chairman and CEO of American Airlines, leads meetings of the independent directors and regularly meets with the Chairman for discussion of matters arising from these meetings. He also calls additional meetings of the independent directors or the entire Board as deemed appropriate, serves as a liaison on Board-related issues between the Chairman and the independent directors, and performs such other functions as the Board may direct. As described in the Board's Governance Principles, these other functions include (1) advising the Governance Committee on the selection of committee chairs, (2) approving the agenda, schedule and information sent to the directors for Board meetings, (3) working with the Chairman to propose an annual schedule of major discussion items for the Board's approval, (4) guiding the Board's governance processes, including the annual Board self-evaluation, succession planning and other governance-related matters, (5) leading the annual Chairman evaluation, and (6) providing leadership to the Board if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict, and otherwise act as chairman of Board meetings when the Chairman is not in attendance. The lead director oversees the Board's periodic review of its leadership structure to evaluate whether it remains appropriate for the company. The lead director also frequently meets with our largest shareowners.

For the foregoing reasons, the Board recommends a vote AGAINST this proposal.

Shareowner Proposal No. 2 — Cumulative Voting

Martin Harangozo has notified us that he intends to submit the following proposal at this year's meeting:

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks". "In addition, many corporations have adopted cumulative voting." The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to that of the broader stock market. "If you AGREE, please mark your proxy FOR this resolution."

✖ Your Board recommends a vote AGAINST this proposal.

GE'S EXISTING VOTING POLICY ENSURES THE BROADEST AND FAIREST SHAREOWNER REPRESENTATION. We believe that this proposal is contrary to the goals of broader shareowner representation reflected in our existing director election standard. Moreover, implementation of this shareowner proposal could allow one or a few shareowners who acquire a small percentage of GE common stock to have a disproportionate effect on the election of directors, possibly leading to the election of directors who are beholden to the special interests of the shareowners responsible for their election, even if shareowners holding a majority of GE's common stock opposed their election. The Board believes that directors should be accountable to all shareowners and elected by shareowners holding a majority of GE's common stock, not solely accountable to a faction of shareowners who are only able to elect directors by cumulating their votes. Only 3% of S&P 500 companies currently provide for cumulative voting. The Board believes that GE's current election process protects the best interests of all shareowners.

GE ALREADY HAS STRONG BOARD ACCOUNTABILITY TOOLS, BEING AN EARLY ADOPTER OF MAJORITY VOTING FOR DIRECTOR ELECTIONS AND PROXY ACCESS. Each share of GE common stock is entitled to one vote for each director nominee. In uncontested director elections, like the one covered by this proxy statement, GE directors are elected by an affirmative majority of the votes cast, and in contested elections, where there is more than one nominee competing for a director seat, directors are elected by an affirmative plurality of the votes cast. We also provide our shareowners with a right to submit director nominees for inclusion in our proxy statement if the shareowners and the nominees satisfy the requirements specified in our by-laws, commonly known as proxy access. The Board believes that our voting system is fair and most likely to produce an effective board of directors that will represent the interests of all GE shareowners by providing for the election of director nominees who have received broad support from shareowners.

Accordingly, the Board recommends a vote AGAINST this proposal.

SHAREOWNER PROPOSALS

Submitting 2020 Proposals

The table below summarizes the requirements for shareowners who wish to submit proposals, including director nominations, for next year's annual meeting. Shareowners are encouraged to consult SEC Rule 14a-8 or our by-laws, as applicable, to see all applicable requirements.

	Proposals for inclusion in 2020 proxy	Director nominees for inclusion in 2020 proxy (proxy access)	Other proposals/nominees to be presented at 2020 meeting**
Type of proposal	SEC rules permit shareowners to submit proposals for inclusion in our proxy statement by satisfying the requirements specified in SEC Rule 14a-8	A shareowner (or a group of up to 20 shareowners) owning at least 3% of GE stock for at least 3 years may submit director nominees (up to 20% of the Board) for inclusion in our proxy statement by satisfying the requirements specified in Article VII, Section F of our by-laws*	Shareowners may present proposals or director nominations directly at the annual meeting (and not for inclusion in our proxy statement) by satisfying the requirements specified in Article VII, Section D of our by-laws*
When proposal must be received by GE	No later than close of business on November 21, 2019	No earlier than October 22, 2019 and no later than close of business on November 21, 2019	
Where to send	**By mail**: Corporate Secretary, at the address set forth on the inside front cover of this proxy statement **By email**: shareowner.proposals@ge.com		
What to include	The information required by SEC Rule 14a-8	The information required by our by-laws*	

* Our by-laws are available on GE's website (see "Helpful Resources" on page 67).

** With respect to proposals not submitted pursuant to SEC Rule 14a-8 and nominees presented directly at the 2020 annual meeting, SEC rules permit management to vote proxies in its discretion in certain cases if the shareowner does not comply with this deadline or, if this deadline does not apply, a deadline of the close of business on February 4, 2020, and in certain other cases notwithstanding the shareowner's compliance with these deadlines.

Voting and Meeting Information

Proxy Solicitation & Document Request Information

How We Will Solicit Proxies

Proxies will be solicited on behalf of the Board by mail, telephone, other electronic means or in person, and we will pay the solicitation costs. Copies of proxy materials will be supplied to brokers, dealers, banks and voting trustees, or their nominees, to solicit proxies from beneficial owners, and we will reimburse these institutions for their reasonable expenses. Morrow Sodali has been retained to assist in soliciting proxies for a fee of $45,000 plus distribution costs and other expenses.

How We Use the Internet to Distribute Proxy Materials

Since 2014, we have distributed proxy materials to some of our shareowners over the Internet by sending them a Notice of Internet Availability of Proxy Materials that explains how to access our proxy materials and vote online. Many other large companies have transitioned to this more contemporary way of distributing annual meeting materials, often called "e-proxy" or "Notice & Access."

HOW GE SHAREOWNERS BENEFIT FROM E-PROXY. This "e-proxy" process, which was approved by the SEC in 2007, expedites our shareowners' receipt of these materials, lowers the costs of proxy solicitation and reduces the environmental impact of our annual meeting.

HOW TO OBTAIN A PRINTED COPY OF OUR PROXY MATERIALS. If you received a notice and would like us to send you a printed copy of our proxy materials, please follow the instructions included in your notice or visit the applicable online voting website (see "Helpful Resources" on page 67).

How Documents Will Be Delivered to Beneficial Owners Who Share an Address

If you are the beneficial owner, but not the record holder, of shares of GE stock, and you share an address with other beneficial owners, your broker, bank or other institution is permitted to deliver a single copy of this proxy statement and our 2018 annual report for all shareowners at your address (unless one of them has already asked the nominee for separate copies).

TO RECEIVE SEPARATE COPIES. To request an individual copy of this proxy statement and our 2018 annual report, or the materials for future meetings, write to GE Shareowner Services, c/o Mediant Communications, P.O. Box 8016, Cary, NC 27512-9903, or call 866.870.3684. We will promptly deliver them to you.

TO STOP RECEIVING SEPARATE COPIES. If you currently receive separate copies of these materials and wish to receive a single copy in the future, you will need to contact your broker, bank or other institution where you hold your shares.

Voting Information

Who Is Entitled to Vote

Shareowners of record at the close of business on March 11, 2019 are eligible to vote at the meeting. Our voting securities consist of our $0.06 par value common stock (our preferred stock is not entitled to vote at the annual meeting), and there were 8,709,637,918 shares outstanding on the record date. Each share outstanding on the record date is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on. Treasury shares are not voted.

HOW YOU CAN ACCESS THE PROXY MATERIALS ELECTRONICALLY OR SIGN UP FOR ELECTRONIC DELIVERY … AND DONATE TO AMERICAN FORESTS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF GE'S PROXY MATERIALS FOR THE 2019 ANNUAL MEETING:

This proxy statement and our 2018 annual report may be viewed online at GE's annual report website (see "Helpful Resources" on page 67). Shareowners can also sign up to receive proxy materials electronically by following the instructions below. GE will make a $1.00 donation to American Forests to help restore national forests throughout the United States for every shareowner who signs up for electronic delivery.

If you hold your GE shares directly with the company and you would like to receive future proxy materials electronically, please visit our annual report website or the personal investing page of our Investor Relations website (see "Helpful Resources" on page 67) and follow the instructions there. If you choose this option, you will receive an email with links to access the materials and vote your shares, and your choice will remain in effect until you notify us that you wish to resume mail delivery of these documents.

If you hold GE stock through a bank, broker or other holder of record and you would like to receive future proxy materials electronically, please refer to the information provided by that entity for instructions on how to elect this option. You can also visit the personal investing page of our Investor Relations website for more information (see "Helpful Resources" on page 67).

HOW RECORD SHAREOWNERS AND RSP PARTICIPANTS CAN REQUEST COPIES OF OUR ANNUAL REPORT

If you hold your shares directly with us and previously elected not to receive an annual report for a specific account, you may request a copy by:

- **Writing** to GE Shareowner Services, c/o Mediant Communications, P.O. Box 8016, Cary, NC 27512-9903
- **Calling** 866.870.3684
- **Going online** to www.investorelections.com/GE
- **Emailing** paper@investorelections.com with "GE Materials Request" in the subject line

In addition, participants in the RSP may request copies of our 2018 annual report by calling the RSP Service Center at 877.554.3777.

VOTING & MEETING INFO

How You Can Vote Before the Meeting

We encourage shareowners to submit their votes in advance of the meeting. To submit your votes by telephone or the Internet, follow the instructions on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials. If you received your materials by mail, you can simply complete and return the proxy or voting instruction form in the envelope provided. If you vote in advance using one of these methods, you are still welcome to attend the meeting and vote in person.

How You Can Vote in Person at the Meeting

Shareowners who hold shares directly with the company may attend the meeting and vote in person, or may execute a proxy designating a representative to attend and vote on their behalf. If you do not hold your shares directly with us and they are instead held for you in a brokerage, bank or other institutional account, you may attend and vote in person if you obtain a proxy from that institution in advance of the meeting and bring it with you to hand in along with the ballot that will be provided.

How You Can Change Your Vote

You may change your vote by revoking your proxy at any time before it is exercised, which can be done by voting in person at the meeting, by delivering a new proxy or by notifying the inspector of election in writing. If your GE shares are held for you in a brokerage, bank or other institutional account, you must contact that institution to revoke a previously authorized proxy. The address for the inspector of election is IVS Associates, Inc., 1000 N. West Street, Suite 1200, Wilmington, DE 19801.

We Have a Confidential Voting Policy

Individual votes of shareowners are kept private, except as necessary to meet legal requirements. Only the independent inspector and certain employees of GE and its agents have access to proxies and other individual shareowner voting records, and they must acknowledge in writing their responsibility to comply with this confidentiality policy.

Voting Standards and Board Recommendations

Voting Item	Board Recommendation	Voting Standard	Treatment of Abstentions & Broker Non-Votes
Election of directors	For	Majority of Votes Cast	Not counted as votes cast and therefore no effect
Say on pay	For		
Set minimum of 7 directors	For	Majority of Shares Outstanding	Same effect as a vote AGAINST
Auditor ratification	For	Majority of Votes Cast	Not counted as votes cast and therefore no effect
Shareowner proposals	Against		

WE HAVE A MAJORITY VOTING STANDARD FOR DIRECTOR ELECTIONS. Each director nominee who receives a majority of the votes cast will be elected. Any current director who does not meet this standard is subject to the Board's policy regarding resignations by directors who do not receive a majority of "For" votes, which is described in the Board's Governance Principles (see "Helpful Resources" on page 67). All other matters are approved if supported by a majority of votes cast (unless a different vote is required by law).

How Proxies Will Be Voted

PROXIES WILL BE VOTED AS YOU SPECIFY OR, IF YOU DON'T SPECIFY, AS RECOMMENDED BY THE BOARD. The shares represented by all valid proxies that are received on time will be voted as specified. When a valid proxy form is received and it does not indicate specific choices, the shares represented by that proxy will be voted in accordance with the Board's recommendations.

WHAT HAPPENS IF OTHER MATTERS ARE PROPERLY PRESENTED AT THE MEETING. If any matter not described in this proxy statement is properly presented for a vote at the meeting, the persons named on the proxy will vote in accordance with their judgment.

WHAT HAPPENS IF A DIRECTOR NOMINEE IS UNABLE TO SERVE. We do not know of any reason why any nominee would be unable to serve as a director. If any nominee is unable to serve, the Board can either nominate a different individual or reduce the Board's size, down to ten directors. If it nominates a different individual, the shares represented by all valid proxies will be voted for that nominee.

Important Voting Information for Beneficial Owners

If your GE shares are held for you in a brokerage, bank or other institutional account, you are considered the beneficial owner of those shares, but not the record holder. This means that you vote by providing instructions to your broker rather than directly to the company. Unless you provide specific voting instructions, your broker is not permitted to vote your shares on your behalf, except on the proposal to ratify KPMG. For your vote on any other matters to be counted, you will need to communicate your voting decisions to your broker, bank or other institution before the date of the annual meeting using the voting instruction form that the institution provides to you. If you would like to vote your shares at the meeting, you must obtain a proxy from your financial institution and bring it with you to hand in with your ballot.

Important Voting Information for GE Retirement Savings Plan Participants

If you are a RSP participant, the trustee of the RSP trust will vote the shares allocable to your RSP account as of March 8, 2019 as you instruct (you should consider this date the "record date" for purposes of the shares allocable to your RSP account). You may give instructions via telephone or the Internet or by mailing the proxy form. If your valid proxy form is received by May 6, 2019 and it does not specify a choice, the trustee will vote the shares as the Board recommends. If your proxy form is not received by May 6, 2019 and you did not submit a vote via telephone or the Internet by that date, shares allocable to your RSP account will not be voted. You may revoke a previously delivered proxy

by either notifying the inspector of election in writing that you wish to revoke or by delivering a subsequent proxy by May 6, 2019. The address for the inspector of election is IVS Associates, Inc., 1000 N. West Street, Suite 1200, Wilmington, DE 19801. For more information about the voting process, you can call the GE RSP Service Center at 1-877-55-GERSP (1-877-554-3777).

How You Can Obtain More Information

If you have any questions about the proxy voting process, please contact the broker, bank or other institution where you hold your shares. The SEC also has a website (see "Helpful Resources" on page 67) with more information about your rights as a shareowner. Additionally, you may contact our Investor Relations team by following the instructions on our Investor Relations website (see "Helpful Resources" on page 67).

Attending the Meeting

Date: May 8, 2019

Location: Westchester Marriott
                670 White Plains Rd.
                Tarrytown, NY 10591

Time: 10:00 a.m., Eastern Time

We Have Security and Admission Policies for the Annual Meeting

We invite all GE shareowners (as of the record date) to attend the annual meeting. For the safety of all meeting attendees, we have implemented the following security and admission policies.

SECURITY PROCEDURES. For security reasons, you will need both an admission card and a current government-issued picture identification (such as a driver's license or a passport) to enter the meeting. Please follow the instructions below and an admission card will be mailed to you. The company may implement additional security procedures to ensure the safety of meeting attendees and/or GE property, including prohibiting attendees from taking photographs or videos.

WHO CAN ATTEND THE MEETING. Attendance is limited to GE shareowners as of the record date (or their named representatives) and members of their immediate family. We reserve the right to limit the number of representatives who may attend.

How You Can Obtain an Admission Card

If you plan to attend, please follow the instructions below that correspond to how you hold your GE shares.

If you hold your GE shares directly with the company and you received a proxy form, or you hold your GE shares through the GE Retirement Savings Plan, please follow the advance registration instructions on the top portion of your proxy form, which was included in the mailing from the company.

If you hold your GE shares directly with the company, and you received a Notice of Internet Availability of Proxy Materials or you received your proxy materials by email, please follow the advance registration instructions provided when you vote on the Internet or, if you are able to vote by telephone, please follow the steps below for submitting an advance registration request and include a copy of your Notice of Internet Availability of Proxy Materials or email, as applicable, as your proof of ownership.

If you hold your GE shares through a brokerage, bank or other institutional account, please send an advance registration request to GE Shareowner Services, 1 River Road, Building 5 3E, Schenectady, NY 12345, and include the following information:

• Your **name** and complete mailing **address;**
• The **names of any family members** who will accompany you (GE reserves the right to limit the number of guests);
• **If you will be naming a representative to attend the meeting on your behalf,** the name, address and telephone number of that individual; and
• **Proof that you own GE shares as of the record date** (such as a letter from your bank or broker or a photocopy of your voting instruction form or Notice of Internet Availability of Proxy Materials).

HAVE A QUESTION ABOUT ADMISSION TO THE ANNUAL MEETING?

Visit our Investor Relations website (see "Helpful Resources" on page 67)

Within the US, call GE Shareowner Services 800.786.2543 (800.STOCK.GE)

Outside the US, call GE Shareowner Services 651.450.4064

Helpful Resources

ANNUAL MEETING

Proxy & supplemental materials	www.ge.com/proxy
Online voting for registered holders & RSP participants	www.proxypush.com/GE
Online voting for beneficial owners	www.proxyvote.com/
Questions regarding admission	www.ge.com/investor-relations/overview
Webcast	www.ge.com/investor-relations/events-reports
SEC website on proxy matters	www.sec.gov/spotlight/proxymatters.shtml
Electronic delivery of future proxy materials	www.ge.com/investor-relations/individual-investors
Information for GE RSP Participants	www.oneHR.ge.com

BOARD OF DIRECTORS

GE Board	www.ge.com/investor-relations/governance/board-of-directors
Board committees	www.ge.com/investor-relations/governance/board-of-directors
Audit Committee Charter	www.ge.com/sites/default/files/AC_charter.pdf
Compensation Committee Charter	www.ge.com/sites/default/files/MDCC_charter.pdf
Finance Committee Charter	https://www.ge.com/investor-relations/sites/default/files/FCAC_charter.pdf
Governance Committee Charter	www.ge.com/sites/default/files/GPAC_charter.pdf
Communicating concerns to directors	www.ge.com/investor-relations/governance/board-of-directors
Director independence	www.ge.com/investor-relations/governance/board-of-directors

FINANCIAL REPORTING

Annual report	www.ge.com/annualreport
Earnings & financial reports	www.ge.com/investor-relations/events-reports
Forward-looking statements	www.ge.com/investor-relations/important-forward-looking-statement-information

GE

Corporate website	www.ge.com
Leaders	www.ge.com/company/leadership/executives.html
Investor Relations	www.ge.com/investor-relations/overview
Ombudsperson process	www.ge.com/company/governance/ombudsperson_process/index.html
Sustainability/ESG Information	www.ge.com/sustainability

GOVERNANCE DOCUMENTS

By-laws	www.ge.com/investor-relations/bylaws
Certificate of Incorporation	www.ge.com/investor-relations/certofinc
Code of conduct set forth in The Spirit & The Letter	www.ge.com/investor-relations/codeofconduct
Governance Principles	www.ge.com/investor-relations/governanceprinciples

ACRONYMS USED

BHGE	Baker Hughes, a GE company
CFOA	Cash From Operating Activities
DSUs	Deferred Stock Units
EPS	Earnings Per Share
FINRA	Financial Industry Regulatory Authority
GAAP	Generally Accepted Accounting Principles
IRS	Internal Revenue Service
LTIP	Long-Term Incentive Plan
LTPAs	Long-Term Performance Awards
M&A	Mergers & Acquisitions
NYSE	New York Stock Exchange
PCAOB	Public Company Accounting Oversight Board
PSUs	Performance Share Units
ROTC	Return On Total Capital
RSP	GE Retirement Savings Plan
RSUs	Restricted Stock Units
S&P	Standard & Poor's
SEC	Securities and Exchange Commission
TSR	Total Shareholder Return

Web links throughout this document are provided for convenience only, and the content on the referenced websites does not constitute a part of this proxy statement.

GE and the GE logo are trademarks and service marks of General Electric Company. Other marks used throughout are trademarks and service marks of their respective owners.



2019 Notice of Annual Meeting and Proxy Statement

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